11/3

04045980

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME David Jones Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

NOV 09 2004

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4230

FISCAL YEAR 7-31-04

Complete for initial submissions only ** *Please note name and address changes*

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12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

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DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 11/8/04

ARIS
7-31-04

DAVID JONES LIMITED
ABN 75 000 074 573 ACN 000 074 573

DAVID JONES CONCISE ANNUAL REPORT 2004








la prairie





CONTENTS

2004 ANNUAL GENERAL MEETING

The Annual General Meeting will be held on
Friday 26 November 2004
at 10.00 am at the
Wesley Conference Centre,
220 Pitt Street, Sydney, New South Wales.

The Notice of Meeting and Proxy Form are separate items accompanying this 2004 concise annual report.

SHAREHOLDER CALENDAR 2005

FEBRUARY
Scheduled payment of reset preference share interim dividend.
Announcement of sales for the 26 weeks ended 29 January 2005.

MID / LATE MARCH
Announcement of half yearly profit results and details of interim ordinary dividend.

MAY
Scheduled payment of interim ordinary dividend.
Announcement of sales for the 39 weeks ended 30 April 2005.

AUGUST
Scheduled payment of reset preference share final dividend.
Announcement of sales for the 52 weeks ended 30 July 2005.

MID / LATE SEPTEMBER
Announcement of preliminary profit results and details of final ordinary dividend.

NOVEMBER
Scheduled payment of final ordinary dividend.
Announcement of sales for the 13 weeks ended 29 October 2005.

LATE NOVEMBER / EARLY DECEMBER
2005 Annual General Meeting.

2004 DAVID JONES LIMITED ANNUAL REPORT

The 2004 concise annual report includes financial statements which have been derived from David Jones Limited 2004 financial report. These financial statements included in the concise annual report do not provide as full an understanding of David Jones Limited's performance, financial position, financing and investing activities as provided by the 2004 financial report. Further financial information can be obtained from the 2004 financial report which is available, free of charge, on request from the Share Registry by calling 1800 652 207. Alternatively, both the concise annual report and the financial report can be accessed from the 'For Investors' section at the David Jones website **www.davidjones.com.au.** Upon accessing the site, click on 'For Investors' at the bottom of the screen to go through to releases and reports.

MESSAGE FROM THE CHAIRMAN



ROBERT SAVAGE
CHAIRMAN

Dear fellow shareholders,

On behalf of the Board of David Jones Limited, I am pleased to present our Company's Annual Report for the 2004 financial year (FY04).

Having been appointed Chairman in July 2003, this is the first Annual Report for which I have been in the Chairman role for the full 12 month financial year. It is also the first full 12 month financial result that our CEO Mark McInnes has delivered since his appointment in February 2003.

OVERVIEW OF FY04

I am pleased to report that in the first full year since our Strategic Review program was launched in June 2003, significant progress has been made in restoring the investment fundamentals of our Company and in creating value for shareholders.

Our Company has delivered a strong Net Profit after Tax (NPAT) result (pre Reset Preference Share (RPS) dividends) of $65.3 million in FY04. This compares to a loss of $25.5 million in FY03. Our FY04 NPAT result surpassed the guidance provided in last year's Annual Report (of $52–$56 million) and is reflective of everybody's hard work and commitment over the past 18 months in focussing on our Company's core business and in implementing the Strategic Review initiatives announced in June 2003.

I would like to thank shareholders for their support over the past 18 months. At the time of the Strategic Review we recognised that our Strategic initiatives would take three years to implement in full. Whilst FY04 is the first full year under the Strategic Review program, I believe our results demonstrate that even though we had to make some tough decisions last year, we made the right decisions and have taken the right course of action to restore our Company's business and financial performance.

A detailed review of our Company's financial and business performance in FY04 is set out in the CEO's Report. There are however a few highlights that I would like to specifically mention. I can genuinely say that in June 2003 management had a challenging task ahead of them. In the past 18 months they have done an outstanding job in refocusing our Company on its core department store business. We now have a contemporary, brand-based department store business that is on par with the world's best. Management has continued to develop and broaden our successful Brand Strategy and we continue to nurture and promote the important customer service ethos that is synonymous with the David Jones brand.

The best indicator however of the success of our Strategic Review initiatives is the financial performance that our Company delivered in FY04.

Sales for FY04 were $1,769.5 million, representing an increase of 6% over FY03 sales. Earnings before Interest and Tax (EBIT) in FY04 was $95.3 million compared to the $19.1 million loss incurred in FY03.

MESSAGE FROM THE CHAIRMAN CONTINUED

Our Cash position improved dramatically in FY04, with our Cash assets at $97.8 million at year end compared to $17.3 million in FY03. This is a clear indication that our Strategic initiatives are starting to deliver one of the key objectives we outlined at the time of the Strategic Review – namely strengthening and growing our cashflows to enable us to return excess cashflows to shareholders on an ongoing basis.

Our Cost Efficiencies program was also very successful, generating sustainable savings in excess of our $17 million target for FY04. Management has identified another $17 million of sustainable savings to be generated through Cost Efficiencies in FY05.

Our Brand Strategy has played a key role in our excellent Gross Margin performance in FY04. As a percentage of sales our Gross Profit in FY04 was 37.1% compared to 36.5% in FY03 and exceeded our Strategic Review target of 36.5–36.9%.

Strict disciplines and tight guidelines for Capital Expenditure were also developed and implemented in FY04 and I am proud to report that management of Capital Expenditure is in line with the targets we set and announced at the time of the Strategic Review last year.

Although we have implemented and adhered to tight guidelines and disciplines in relation to our Capital Expenditure program, we have been able to complete successful refurbishment works in 2004 and commence exciting new projects in 2005. I personally am particularly proud of the success of our Refurbishment Program in FY04. The fully refurbished Market Street Foodhall was re-opened in August 2003 and our fully refurbished Bondi Junction store was re-launched in November 2003. Both of these projects have demonstrated excellent Sales contribution, beyond management's expectations since their re-launch.

In May 2004 we commenced the refurbishment of the Ground and Lower Ground floors of our flagship Elizabeth Street store, which will be completed in time for Christmas trading. Good progress is being made on our Queen Street store refurbishment and last but not least, our Bourke Street Foodhall was fully refurbished in FY04 and re-opened in September 2004.

The Strategic Review initiatives implemented throughout FY04 have not only delivered an outstanding financial performance for the year but have also enabled us to implement management and financial disciplines that will hold us in good stead going forward. We have laid a solid foundation from which our Company's cashflows can strengthen and grow and from which we can deliver on-going earnings growth to shareholders in future years.

FY04 DIVIDEND

In last year's Annual Report I made it clear, that under my Chairmanship I was committed to ensuring that our Company continues to focus on its core business and that rather than pursue growth ventures, excess cash flows (not needed in the ongoing business) would be returned to shareholders in an efficient manner.

As evidence of this commitment the Board announced a new dividend pay-out policy on 23 March 2004. Our new policy provides that in any full financial year, not less than 75% of our Company's NPAT (after RPS dividends) will be paid out to ordinary shareholders in the form of a dividend.

As a testament to the fact that the Board and I are committed, not only in words but actions also, to returning excess cashflows to shareholders, I am pleased to report that a fully franked final dividend of 6 cents per ordinary share has been declared. Added to the 5 cent fully franked dividend per ordinary share paid on 4 May 2004, this takes the total dividend paid to shareholders in FY04 to 11 cents per ordinary share, fully franked. I am delighted to report that this represents an 83% increase on the FY03 dividend.

The 11 cent FY04 fully franked dividend per ordinary share declared by your Board of Directors is indicative of the confidence we have in the Strategic Review initiatives, our Company's refocus on its core department store business and in management's ability to continue to deliver shareholder value in the years ahead.

SHAREHOLDER REWARDS

On 22 July 2004 I sent a letter to all shareholders confirming the continuation of the David Jones Shareholder Rewards program. As explained in my letter to you, the loyalty market in Australia is undergoing significant change. We will continue to review David Jones Shareholder Rewards on an ongoing basis and in a transparent manner, to ensure that the program is competitive and generates value for all shareholders. Consequently, we reserve the right to vary or suspend David Jones Shareholder Rewards in the future if the program ceases to be competitive or to generate value for all shareholders.

CORPORATE GOVERNANCE

At the time of my appointment as Chairman I publicly stated that 'Corporate Governance' would be an area of focus under my Chairmanship. I continue to be committed to Corporate Governance and to recognising the important role that public company boards should play in upholding high corporate governance standards.

Throughout FY04 new compliance rules for listed companies have been introduced including:

- The comprehensive ASX Guidelines which include greater disclosure of executive pay and improved risk management procedures in the Boardroom;
- CLERP 9 which imposes regulatory oversight of the auditing profession and spot fines against companies for alleged market disclosure breaches.

Pages 17 to 30 of this Concise Report sets out details of our Corporate Governance policies and practices and should assist shareholders to appreciate the importance the Board and I place on Corporate Governance issues.

Since my appointment as Chairman we have taken a number of steps to improve our Company's Corporate Governance policies and practices including:

- Detailed disclosure of our CEO's remuneration package
- Detailed disclosure of the terms of our senior executive Long Term Incentive Plan
- Discontinuing the Non-Executive Director Retirement Allowance

Apart from abolishing the Non-Executive Director Retirement Allowance for new nominees (in accordance with best market practice) the Board and I have also decided to discontinue payment of this allowance to existing Non-Executive Directors. In this way, all Non-Executive Directors will be remunerated on the same basis.

To compensate for the lack of future retirement allowance and to ensure we maintain relativities with comparable companies that are no longer providing retirement allowances, we appointed an independent expert in the area of Board Remuneration (Egan Associates) to conduct a review of our Company's Non-Executive Director fees in August this year.

As part of this independent review I was keen to ensure that our Company attracts and retains high calibre Non-Executive Directors best able to protect the rights and interests of shareholders and best able to uphold accountability to shareholders for the performance of our Company.

One component of being able to attract and retain quality Non-Executive Directors is to ensure the remuneration we offer for these roles is commensurate with other comparable companies. The fees payable to our Non-Executive Directors are reviewed periodically. The recommendation from the review undertaken by Egan Associates was that in order to compensate existing Non-Executive Directors for the discontinuance of the Non-Executive Director Retirement Allowance and to maintain relativities with other comparable companies, our Company's Non-Executive Director fees should be increased. A proposed item of Special Business to this effect, for your consideration, is set out in the Notice of Meeting for the 2004 Annual General Meeting.

THANK YOU

I would like to congratulate the David Jones' executive management team and all staff, led by CEO Mark McInnes, for delivering an outstanding FY04 performance. I thank each and every one of them for their hard work and commitment throughout the year.

I would also like to thank shareholders for their support since the announcement of the Strategic Review. I am pleased and proud to be able to present this year's Annual Report and to be able, on behalf of the Board, to return excess cashflows to shareholders in the form of a fully franked 11 cent dividend per ordinary share. I look forward to our Company being able to continue to create and deliver value to our shareholders.

Robert Savage
Chairman

CHIEF EXECUTIVE OFFICER'S REPORT

NPAT
($Millions)


67.5
7.1
32.6
41.0
35.8
28.0
6.6
(25.5)
65.3
96 97 98 99 00 01 02 03 04

This shows the net profit after tax and all significant items since 1996.

Dear Shareholders,

I would like to commence my Report by thanking you for your support since my appointment as CEO in February 2003 and since the announcement of our Strategic Review findings in June 2003.

Throughout the course of the past 12 months, I had the honour and responsibility of leading our Company through a critical period of refocusing on its core business and restoring its business and financial performance. In performing this role I have been acutely aware of my responsibilities as Chief Executive Officer and of the heritage of our iconic David Jones brand. I have also been conscious of the undertakings that the management team and I made at the time of the Strategic Review announcement on 3 June 2003 and in last year's Annual Report. In particular, I have been cognisant of our undertaking that the benefits arising as a result of implementation of the Strategic Review initiatives, would far outweigh the initial one-off costs incurred in the 2003 financial year (FY03).

I am pleased therefore, on behalf of the management team, to report to you our achievements in the 2004 financial year (FY04). The past 12 months have been extremely challenging, however through the hard work of each of our employees and with the support of the Board, we have implemented a solid, long term business strategy and financial disciplines that we believe will enable our Company to deliver value to shareholders on an ongoing basis over the long term.

Our FY04 result is the first full 12 month result we have reported under our new business Strategy and I am pleased to report that our Company has delivered **Net Profit after Tax (NPAT) of $65.3 million** for the year. As you can see from the graph above this is the strongest financial result our Company has reported since 1996. It is also a dramatic turnaround from the $25.5 million loss reported in FY03. I believe our strong FY04 performance vindicates our strategic direction and provides support and confirmation of our Strategy going forward.

As an indication of our confidence in our Company's Strategy going forward and its ability to continue to generate strong, sustainable cashflows the Board has declared a **fully franked FY04 final dividend of 6 cents per ordinary share**. This represents a 100% increase on the dividend declared in the second half of FY03 and is in keeping with the commitment we made at the time of the Strategic Review to return excess Cash to shareholders on an ongoing basis.

I am delighted to report that our FY04 final dividend, in conjunction with the fully franked interim dividend of 5 cents per share paid on 4 May 2004, brings the total dividend payable to ordinary shareholders for the year to 11 cents per share (fully franked) and represents an 83.3% increase on our total FY03 dividend of 6 cents per ordinary share. As can be seen from the graph on page 5, our FY04 dividend is the largest dividend our Company has paid since 1996.

DIVIDEND HISTORY
Cents per share (cps)


12
7
7
8
8
8
7
6
96 97 98 99 00 01 02 03 04

This shows the history of total year dividends paid since 1996.



MARK McINNES
CHIEF EXECUTIVE OFFICER

OUR COMPANY'S STRATEGY

In June 2003 we stated that our Strategy going forward would be to focus on our core department store and credit card business, without the distraction of non-performing, non-core businesses. We recognise that we are a trading company capable of generating strong cashflows and that our revenue can be strongly impacted by the economic cycle.

In order to lessen our susceptibility to the economic cycle we have adopted a dual-pronged approach of identifying and implementing Revenue Generating initiatives and Financial Disciplines. This approach enables us to capitalise on positive consumer sentiment and to outperform the cycle in terms of Sales growth during strong economic conditions. Our Sales performance in FY04 is a testament to this. We also believe that focusing on Financial Disciplines will enable us to achieve NPAT growth in times of economic slowdown. We believe that this is a sustainable, long term business strategy for our Company and will place us in a strong position to deliver Profit after Tax growth each year regardless of fluctuations in the economic cycle.

FYO4 FINANCIAL RESULTS

As I have mentioned, FY04 is the first full financial year result that we have delivered since the Strategic Review in June 2003. The management team and I recognised at that time that our Strategic initiatives would take three years to implement in full. Whilst it is still early days, I am pleased to report that our FY04 financial result is a dramatic improvement on our Company's financial performance in recent years.

Our Revenue Generating initiatives and Financial Disciplines were integral to our strong financial performance in FY04.

Our Company reported **Net Profit After Tax** (before Reset Preference Share (RPS) dividends) of **$65.3 million** for the financial year ended on 31 July 2004. This compares to a loss of $25.5 million in FY03. This was a 'clean result', with **no Significant Items** incurred in FY04. Excluding the Significant Items incurred in FY03 the Company achieved 53% underlying NPAT growth in FY04 compared to NPAT (pre Significant Items) of $42.7 million in FY03.

Earnings before Interest and Tax (EBIT) for our Company's core department store and credit card business in FY04 was $95.3 million compared to the $19.1 million loss incurred in FY03. This represents earnings growth of 46.1% on FY03 EBIT (pre Significant Items) of $65.2 million. Our **EBIT to Sales ratio** for FY04 was 5.4%.

Total FY04 **Sales** were $1,769.5 million representing an increase of 6% over FY03 sales. FY04 was a 53 week trading year for the Company. On a 'like-for-like' restated 52 week year for both FY04 and FY03 the Company experienced 4.5% Sales growth in FY04. This exceeded the Company's stated Sales growth expectations (announced at the time of the Strategic Review) of 1.5–2.5% for FY04.

We achieved Gross Margins of 37.1% in FY04 compared to 36.5% in FY03. This was above our stated Strategic Review target of 36.5–36.9%.

Our **Cash at year-end** was $97.8 million compared to $17.3 million in FY03. This in itself is a strong sign that our Strategic Review initiatives are starting to deliver one of our key objectives – namely, the strengthening and growth of our cashflows enabling us to return the excess to shareholders on an ongoing basis.

I believe our FY04 result demonstrates that the tough decisions we made last year were the right decisions and that we have taken the right course of action to restore our Company's business and financial performance.

REVENUE GENERATING INITIATIVES

Throughout FY04 a number of new Revenue Generating initiatives were introduced and existing Revenue Generating initiatives were enhanced, resulting in our Company's core Department Store earnings contribution growing 36.7% (from $47.5 million in FY03 to $65.0 million in FY04).

Key Revenue Generating initiatives in FY04 included:

1. Development & Expansion of our Brand Offering: We explained at the time of the Strategic Review that our Brand Strategy was introduced a number of years ago and has since then, evolved and been expanded to ensure that we offer customers the most comprehensive range of sought after local and international brands across all categories and under one roof.

This strategy provides our business with a level of protection against competitor activity and enables us to adopt a strategic approach to our promotional activity.

Throughout the year our Company's impressive brand portfolio was expanded and enhanced by introducing or signing a range of new brands (many on a department store exclusive basis) including:

- **Womenswear:** SABA, Lisa Ho and Ho, Witchery, Events, Gant, Jayson Brunsdon, Bare by Rebecca Davies, Willow, Sunjoo Moon, Alice McCall, Toni Maticevski, Camilla & Marc, Andrea Rembeck, Ben Sherman and Tommy;
- **Menswear:** Ben Sherman, Ted Baker, Kenneth Cole, Helmut Lang, Costume Nationale, Miu Miu, Duffer of St. George, Fred Perry, Zambelli, Tommy Hilfiger, Sportscraft and Pringle;
- **Youth Fashion:** True Religion, Free Soul, Blue Cult, Seven, Juicy Couture, Fashion Assassin, Mavi Jeans, Earl Jeans and Von Dutch;
- **Childrenswear:** Ben Sherman, Benetton, Baby Ka'Boosh, Ouch, Plum, Bondi Beach Company, Billy Cart, Diesel, Ticklish and Hawk;
- **Accessories:** Mimco, Dior, Fendi, Prada, Mademoiselle, Benetton, Marcs, Furla, Billy Bag, Ted Baker, Herve Chapelier, Longines, Techno Marine, Swiss Army, Timex, Sportscraft, Simply Italian, MKD Design, Table Eight Jewellery, Hot Diamonds and Ophelia;
- **Footwear:** Sportscraft, D&G, Lacoste, Merrell, Giorgio Armani, Emporio Armani, Defonseca, Urge, Tsubo, L'Autre Chose and Travel Pro;
- **Homewares:** Ralph Lauren Home, Calvin Klein Home, Armani Casa, FCUK Homewares, Donna Hay Homewares, Yves Delorme, Olivier Desforges, Georg Jensen Homewares, Natuzzi Galleries and Apple Computers;
- **Food:** Donna Hay Food, Max Brenner, Charbonnet & Walker, Godiva Chocolatier, Tetsuya Sauces and Dressings and Stefano De Pieri;
- **Cosmetics:** Napoleon, SK-II, Origins, MAC, Jo Malone, OPI, Molton Brown, Jil Sander, Anthony Logistics, L'Artisan, Penhaligans, Vera Wang – Men, 3 Custom Colour, Cargo, Versace, Dyptique and Miller Harris.

FY04 was also the first year that Country Road branded products exited our Company's business. We are delighted with the performance of our Country Road Replacement program. It has been a resounding success with brands such as Witchery, Sportscraft and Veronika Maine outperforming our expectations.

2. Enhanced Marketing & Promotional Program: The management team and I recognised throughout the course of FY04, that the prevailing positive consumer sentiment provided an opportunity to generate additional sales by increasing David Jones' market presence through further investment in our marketing and promotional program.

This increased investment was funded from Cost savings generated by our Cost Efficiencies program, that were over and above the targeted $17 million of savings for FY04. Our increased investment in Marketing was a key factor in delivering the strong Sales growth our Company experienced in FY04 (4.5% growth on FY03 on a comparable basis). Most pleasing however is the fact that despite the increased investment in Marketing, our Company's Cost of Doing Business percentage (CODB) dropped 0.2%, in line with our Company's stated target of $50 million reduction over 3 years.

In addition to taking advantage of the positive economic cycle, our strategy of increasing Marketing investment ensured we retained David Jones' leading department store market position, in particular following the rebranding of Myer in New South Wales.

Our increased investment in Marketing in FY04 was a strategic decision and is a clear indication of our ability to protect and grow our business in a dynamic and competitive environment.

Tactics we used throughout the year to increase David Jones' market presence included intensifying our Company's advertising campaigns through greater exposure on TV, in print media as well as outdoor advertising. We also identified innovative ways to ensure the "David Jones" brand remained 'front-of-mind' with customers, through in-store events such as our popular Flower Show and fashion parades, sponsorship of the Australian Jockey Club's Spring Racing Carnival and utilising national sporting hero John Eales, in the lead-up to the 2003 Rugby World Cup, as the figurehead for our 2003 Father's Day advertising campaign.

Our highly successful "We believe in Australian fashion" campaign was expanded throughout the year to incorporate new designers added to our brand portfolio. We also extended the "We believe" concept to Australian chefs in the form of a new campaign for the relaunched Market Street Foodhall in August 2003. In addition, we negotiated an arrangement with Channel 9 throughout the year to film the 'Today' show for one week from the front of our Market Street store. This coincided with the relaunch of the refurbished Foodhall in August 2003. A similar arrangement was struck in relation to the Bourke Street Foodhall reopening in September 2004 with the 'Today' show filming from within our store for a week commencing on 6 September 2004

Opportunities to generate Sales through innovative and opportunistic promotional campaigns were also identified throughout the year. For example in the lead-up to the Athens 2004 Olympics a "4 Year Interest Free" program was introduced for home entertainment systems and was an outstanding success.

3. Strategic Refurbishments: At the time of the Strategic Review we made it clear that we anticipated that our Refurbishment Program would be a strong generator of sales for our business.

Our FY04 Refurbishment program included the re-opening in August 2003 of the fully refurbished Market Street Foodhall and the re-launching of the fully refurbished Bondi Junction store in November 2003. Both of these projects have delivered excellent Sales contribution since their relaunch, surpassing management's expectations. In May 2004 we commenced refurbishment of the Ground and Lower Ground floors of our flagship Elizabeth Street store, which will be completed in time for Christmas trading. Our Bourke Street Foodhall refurbishment commenced in April 2004 and was completed and re-opened on 6 September 2004.

The first phase of our new Queen Street store will not open until around March/April 2005 (not November 2004 as previously advised) due to construction delays in the overall project. As a result, the transfer of ownership of property and the payment of the $27 million by CFS Gandel Retail Trust to David Jones will not occur until April 2005. The second and final phase of development is still broadly on track with completion of the whole development and the opening of the entire, newly constructed David Jones Queen Street store scheduled for the first half of 2006. In the interim, trading at our existing Queen Street store continues uninterrupted, in its current format.

Our refurbishment project continues to have a strong focus on new, 'in-store' installations. We have over 250 individual installations planned for 2005.

4. Credit Card Cross-Promotional Campaign: Our Credit Card business has been a strong Revenue generator for a number of years and the management team and I have capitalised on the complementary nature of this business with our core department store business, through an integrated cross-promotional marketing campaign.

Our Credit Card division delivered yet another outstanding result in FY04 (EBIT of $27.7 million in FY04 up 25.3% on FY03 EBIT of $22.1 million). This was well in excess of the Strategic Review stated target of 5–10% compound EBIT growth. Our strong Credit Card performance reflects the benefits of continued good management of costs and bad debts, a well-managed interest free program and ongoing integration of the Card into our department store marketing program.

5. Shareholder Rewards Program: On 22 July 2004 we announced the continuation of our Shareholder Rewards program in response to the discontinuance of the Coles Myer shareholder discount card. As I pointed out at the time of that announcement, the loyalty market in Australia is undergoing significant change. The management team and I believe there is a window of opportunity to try and gain incremental customers and sales in the department store sector through the continuation of our David Jones Shareholder Rewards program.

We will continue to monitor customer response to the David Jones Shareholder Rewards offer in the context of the broader competitive loyalty market.

Ultimately, customer response and the value of incremental sales from the program will determine our future action. We have always maintained that we retain the right to suspend or vary the program if it ceases to be competitive or to generate value for all shareholders.

FINANCIAL DISCIPLINES

In addition to Revenue Generating initiatives, the management team and I have also implemented a number of Financial Disciplines throughout the year. We believe that going forward these disciplines will provide our business with a level of earnings protection during times of economic slowdown.

The key disciplines and initiatives we focussed on throughout the year included:

1. Cost Efficiencies: Implementation of our Cost Efficiencies program commenced on 3 June 2003 following our Strategic Review announcement. Our program has focussed on targeting non-customer service related areas and is designed to generate savings that more than offset cost increases inherent in our business, such as rent, investment in key store refurbishments and improved customer service.

We made significant progress throughout the year in identifying and generating savings and efficiencies in areas such as non-merchandise procurement, information technology, logistics and supply chain functions as well as visual merchandising initiatives and non-customer service related store savings. Key non-merchandise supply contracts that were put to tender and generated significant savings in FY04 were in the areas of telecommunications, advertising, printing, packaging and lift and escalator maintenance.

Through these initiatives we were able to generate savings in excess of our stated $17 million target for FY04. These additional savings were reinvested back into the business in the form of Revenue Generating initiatives, in particular in the areas of Marketing and Promotions and resulted in increased Sales for the year.

I am pleased to report that despite increased investment in our Marketing and Promotions campaign we still achieved our target of reducing our **Cost of Doing Business (CODB)** percentage by 0.2% in FY04.

We reported a CODB percentage for FY04 of 33.5% compared to 33.7% in FY03.

The savings we generate from our Cost Efficiencies program each year will more than offset other increasing costs in our business. As stated at the time of the Strategic Review we anticipate that by FY06 net savings of $10 million will flow through to EBIT by FY06. We are currently on track to deliver this with further work continuing, to deliver additional cost efficiencies in FY05 and FY06. Specific areas that our Cost Efficiencies program will focus on include supply chain, 'better business teams' and the fixed costs required to support the business.

In order to motivate management to deliver under our Cost Efficiencies program and to ensure that the interests of management and shareholders are aligned, our Company's entire Management Reward System is based on the ongoing delivery of our stated cost efficiency targets.

2. Capital Expenditure Guidelines: We introduced strict guidelines and disciplines in relation to Capital Expenditure (Capex) immediately post the Strategic Review announcement in June 2003. These included the establishment of a Capex Committee with formal and rigorous processes in place relating to business case review, approvals and return on investment. As a result of these initiatives Capex in FY04 was in line with our stated Strategic Review target of $50 million for the year. This compares to Capex of $61.9 million in FY03 and $70.6 million in FY02.

3. Inventory Management: I am pleased to report that throughout FY04 we continued our track record of being amongst the industry's best in terms of inventory management. Our well-established stock management practices resulted in aged stock inventory levels for the group being maintained below 5% of total inventory. Tight inventory management practices are well established within our business and enable us to avoid the need for future discounting and mark-down sales due to a build-up of excess or aged stock.

4. Store Portfolio: As foreshadowed at the time of the Strategic Review we made only one change in FY04 to our Company's store portfolio, namely the closure of the Rockingham 'Ahern's' store in WA, following expiration of the lease at this site.

The Rockingham store was part of the Perth WA based Aherns acquisition in 1999. The store itself was not rebranded as a 'David Jones' store (as were the other four Aherns stores acquired in 1999) and was substantially smaller than David Jones' average floorplate which meant that it was not possible to provide the full David Jones customer offering in terms of categories and brands.

Our Company now has 35 department stores in its portfolio and each contributes a store profit.

5. Capital Management: Our strong core business revenue performance in FY04 and the financial disciplines we have implemented mean that we are in a strong position with respect to capital management.

Return on Funds Employed[1] (ROFE) for FY04 was 26.1% compared to 14.8% in FY03.

At the time of the Strategic Review announcement we made it clear that we were committed to building and maintaining strong, excess cashflows and that a key component of our strategy to achieve this objective was to undertake a review of our Capital Management and to identify ways of improving it.

We are currently undertaking a comprehensive review of our Company's Capital Management position. Independent external advisers, Gresham Partners, are assisting us in this review. The review is taking into account all factors impacting capital management, including the seasonality of our Company's working capital, our fixed financial obligations (in terms of ongoing rental expense and costs relating to property

[1] ROFE is EBIT before significant items and goodwill divided by average funds employed.

structures put in place in calendar 2000) as well as the improving financial performance of the business.

We believe that the Capital Management of our Company holds real potential to deliver additional value to shareholders over time.

6. Cashflow Management: One of our achievements that I am particularly pleased with in FY04 is the significant improvement in the size, sustainability and quality of our Company's Cashflow and Earnings in FY04.

We saw a dramatic improvement in our Cash levels at the end of FY04 compared to FY03. This was the result of a strong operating result and a substantial improvement in working capital. Some of the factors that delivered the working capital improvement were related to specific initiatives taken in FY04 as part of the business turnaround and some related to timing differences. The strong operating Cashflow is expected to continue into future years' performance.

I firmly believe that the management and financial disciplines we have implemented over the past 12 months have helped us lay a solid foundation from which our Company's cashflows can strengthen and grow and from which we can deliver on-going earnings growth to shareholders in future years.

EMPLOYEES

In reporting our excellent FY04 profit result I would like to make special mention of and express thanks, to each and everyone of our employees. We had a very challenging year ahead of us in FY04 and I believe that each of our employees in their respective roles rose to the challenge and were instrumental in our Company achieving the outstanding result we did. I would like to thank each of our employees for their hard work, dedication and commitment in achieving our FY04 results and ask them to continue their good work in FY05.

SUPPLIERS

I would also like to thank each of our suppliers for working closely with us in FY04. I have said on a number of occasions that our suppliers play an integral role in our Brand Strategy and in our business as a whole. As a result, the management team and I are committed to strengthening our relationships with each of our suppliers. We look forward to continuing to work closely with our suppliers in a spirit of co-operation and in continuing to strengthen our relationships and to achieving mutually beneficial outcomes.

PHILANTHROPY

In last year's Annual Report I explained that in FY03 (following extensive market research of our customer base) we developed a new Donations Policy, which focused on the charities our customers value most. In this way we felt we could align our Donations Policy with the interests of shareholders. I also explained that we had decided to limit the number of charities we support in order to enable us to make a meaningful contribution.

FY04 was the first opportunity we had to implement our new Donations Policy in its entirety. Throughout the year we made the following contributions to our chosen charities:

- **National Breast Cancer Foundation:** David Jones staff raised $40,000 from the sale of Pink Ribbons in-stores nationally during 'Pink Ribbon Month' in October 2003. "Hugo" the second installment of the David Jones Charity Bear was successfully launched in November 2003 and received such strong support from our customers that we are confident of raising and donating $250,000 in calendar 2004 to the National Breast Cancer Foundation from this initiative. A third Charity Bear installment 'Alice' will be introduced in late 2004.
- **Rose Clinic – Level 3, Elizabeth Street Store:** We continued David Jones' commitment to the Rose Clinic in FY04 by donating $50,000 for staffing. Since it's launch in FY03 more than 16,000 customers have used the services at the Rose Clinic.
- **Sydney Cancer Centre:** David Jones donated $40,000 in labour and materials to fully refurbish the waiting room on level 7 of the Oncology Ward at Royal Prince Alfred Hospital at Camperdown.

  The waiting room has been transformed into a homely and comfortable space that allows patients and their families to escape the clinical atmosphere of the cancer ward. Our contribution to the Sydney Cancer Centre was a unique opportunity to reinforce our commitment to the fight against cancer, which is at the core of our new Donations Policy.

  David Jones also made a $10,000 sponsorship donation to the Sydney Cancer Centre fundraising ball.
- "Doing it for the Kids": $30,000 was donated on behalf of David Jones staff and customers to Father Chris O'Reilly's "Youth off the Streets" program as part of Channel 9's Backyard Blitz telethon live special.

OUTLOOK

Looking forward we continue to have many challenges and opportunities ahead of us. I am confident that the business model we have implemented and the additional Revenue Generating initiatives and Financial Disciplines we will implement throughout FY05 and FY06 will enable us to continue to deliver earnings growth in future years.

At the time of announcement of the Strategic Review we envisaged a three-year 'turn-around' process. I am very pleased to report that in FY04 we have made excellent progress in restoring the investment fundamentals of our business and that this can be reflected in returns to shareholders, in particular through a 100% increase in 2H04 dividends and an increase of 83% for the full year dividend.

Whilst I am confident with our business model going forward, I acknowledge that our Company is nevertheless a trading business and our performance is inevitably impacted by the economic cycle. Independent indicators are cautious about the economic outlook and are suggesting a potential slow down in consumer spending in calendar 2005. Management and I have set our business parameters in line with this outlook by factoring a slowdown in Sales in the second half of FY05. Our FY05 sales growth guidance is 1.5–2.5% on FY04. This growth guidance cycles our strong FY04 sales result, readjusted to a 52 week trading year and excluding the Rockingham 'Aherns' store.

On the basis of the consumer spending outlook and our strong FY04 Profit performance, we expect to deliver 5% Profit after Tax growth in FY05. We will also continue our work in the year ahead, on implementing further Revenue Generating initiatives and Financial Disciplines, including closely examining and assessing the most efficient Capital Management opportunities that exist for our Company over time.

I look forward to being able to report back to you over the next 12 months on the continuing progress we are making and the results we are achieving through implementation of the Strategic Review initiatives.

Mark McInnes
Chief Executive Officer

PROFIT SUMMARY

	CONSOLIDATED		
	2004 $m	2003 $m	Change %
SALES REVENUE			
Sales – Department stores	**1,769.5**	1,674.6	+ 5.7%
Sales – Foodchain	**–**	36.6	n/a
Total Sales	**1,769.5**	1,711.2	+ 3.4%
Gross profit – Department stores	**657.2**	611.8	+ 7.4%
% to sales – department stores	**37.1%**	36.5%	
Cost of Doing Business[1]	**592.2**	564.3	+ 4.9%
% to sales – department stores	**33.5%**	33.7%	
EBIT[2] – Department stores	**65.0**	47.5	+ 36.7%
% to sales – department stores	**3.7%**	2.8%	
Credit	**27.7**	22.1	+ 25.3%
EBIT – Department stores + Credit	**92.7**	69.6	+ 33.1%
% to sales – department stores	**5.2%**	4.2%	
Property	**2.6**	2.5	+ 5.3%
Foodchain	**–**	(6.9)	n/a
EBIT – Total	**95.3**	65.2	+ 46.1%
% to total sales	**5.4%**	3.8%	
Net interest expense	**0.6**	3.3	– 82.7%
Profit before tax	**94.7**	61.9	+ 52.9%
Income tax expense	**29.4**	19.2	+ 52.6%
Profit after tax before Significant Items	**65.3**	42.7	+ 53.0%
Total significant items (before tax)	**–**	(84.3)	n/a
Tax on Significant items	**–**	16.1	n/a
Total significant items (after tax) – refer note 4	**–**	(68.2)	n/a
Profit after tax & Significant Items	**65.3**	(25.5)	+ 356.5%

[1] Cost of Doing Business includes corporate head office.
[2] Earnings before interest and tax.

PERFORMANCE ANALYSIS

	2004 $m	2004 % of Sales	2003 $m	2003 % of Sales
DEPARTMENT STORES				
Sales – Department stores	**1,769.5**		1,674.6	
Gross profit – Department stores	**657.2**	37.1%	611.8	36.5%
Cost of Doing Business[1]	**592.2**	33.5%	564.3	33.7%
EBIT – Department stores	**65.0**	3.7%	47.5	2.8%

[1] Cost of Doing Business includes corporate head office



1,528.1
1,547.5
1,668.2
1,711.2
1,769.5
00 01 02 03 04

FIVE YEAR SALES TOTAL SALES
($Millions)



1,528.1
1,536.1
1,626.8
1,669.2
1,769.5
00 01 02 03 04

5 YEAR SALES CONTINUING BUSINESS
($Millions)



4.17
4.19
4.20
4.24
4.46
00 01 02 03 04

SALES PER SQUARE METRE
($Thousands)

Department Store sales excluding David Jones Online, divided by Department Store total selling space at end of year.



35.8
28.0
6.6
(25.5)
65.3
00 01 02 03 04

NPAT
($Millions)



8
8
7
6
11
00 01 02 03 04

DIVIDEND HISTORY
Cents per share (cps)



10.2
10.6
14.9
22.1
27.7
00 01 02 03 04

This is the contribution from the credit card business to profit before tax (post securitisation of credit card receivables).

CREDIT SEGMENT
PROFIT BEFORE TAX
($Millions)



32.5
32.3
35.1
34.8
33.7
33.5
1H 2H FY
FY 2003
FY 2004

The graph covers the first half (1H), second half (2H), and the *full financial year (FY)*. CODB includes the costs of running the department store business and corporate head office.

DEPARTMENT STORE SEGMENT
COST OF DOING BUSINESS
(As a percentage of sales) %

FIVE YEAR FINANCIAL STATISTICS

	2004* **$000**	2003 $000	2002 $000	2001 $000	2000 $000
SALES AND PROFIT					
Sales					
– Continuing business[1]	**1,769,505**	1,669,220	1,626,791	1,536,147	1,528,135
– Total sales	**1,769,505**	1,711,169	1,668,182	1,547,481	1,528,135
Gross profit	**657,158**	622,997	587,656	566,627	539,977
– % of sales	**37.1%**	36.4%	35.2%	36.6%	35.3%
Retail contribution – Department stores	**64,988**	47,529	53,123	27,179	58,101
Property segment result[2]	**2,630**	2,497	2,546	4,809	17,447
Credit segment result	**27,657**	22,069	14,936	10,601	10,217
Foodchain segment result	**–**	(45,926)	(37,622)	(8,053)	–
Sale of property	**–**	–	–	8,886	3,200
Goods and services tax costs	**–**	–	–	–	(18,369)
Store closure/restructuring	**–**	(45,234)	(14,020)	–	–
Earnings before interest and tax (EBIT)[3]	**95,275**	(19,065)	18,963	43,440	70,596
Operating profit after income tax	**65,329**	(25,466)	6,580	28,044	35,808
BALANCE SHEET					
Inventory	**306,190**	289,540	287,209	287,298	283,188
Other current assets	**179,890**	72,586	81,927	94,415	106,712
Property, plant and equipment[2]	**229,577**	246,547	272,416	266,989	420,611
Other non-current assets	**55,100**	51,076	43,636	32,663	34,034
Total Assets	**770,757**	659,749	685,188	681,365	844,545
Creditors	**255,691**	182,735	166,786	160,153	177,602
Provisions and deferred liabilities	**65,429**	56,879	62,795	53,154	66,268
Borrowings	**1,697**	122	339	61,781	190,943
Total Liabilities	**322,817**	239,736	229,920	275,088	434,813
Net Assets	**447,940**	420,013	455,268	406,277	409,732
RATIOS					
EBIT to sales (%)	**5.4%**	(1.1%)	1.1%	2.8%	4.6%
Basic earnings per share (cents)	**14.6¢**	(7.5)¢	1.5¢	7.1¢	9.1¢
Dividend per share (cents)	**11.0¢**	6.0¢	7.0¢	8.0¢	8.0¢
Debt to equity (%)	**0.4%**	0.0%	0.1%	15.2%	46.6%
Return on average shareholder equity (%)	**15.0%**	(5.5%)	1.6%	6.9%	8.7%

[1] Continuing business includes department store sales, but excludes the discontinued Foodchain business and sales from the repositioned Online business (other than Christmas hampers).

[2] Sale and leaseback of Sydney and Melbourne CBD stores (2001).

[3] EBIT restated to treat abnormals as part of ordinary activities (2000).

* 53 week year.

BOARD OF DIRECTORS



ROBERT SAVAGE

Resident of Sydney

Term of office Non-Executive Director for 5 years since 25 October 1999 and appointed Chairman on 17 July 2003.

Independent Yes

External Directorships
Chairman and Director of Mincom Limited. Director of Smorgon Steel Limited and Perpetual Trustees Australia Limited.

Skills, experience and expertise
Mr Savage has had extensive business experience gained during a 35-year career with IBM in marketing, finance, software development and management roles. During this period, he worked in Australia, throughout Asia and in the United States. Roles at IBM included: Managing Director and Chairman of IBM Australia; General Manager-Government for all of IBM's business activity with governments throughout Asia Pacific and South Asia; and as Chairman and CEO of IBM Hong Kong, China and Taiwan.

Board committee membership
Member of the Remuneration and Nominations Committee.



JOHN COATES AO LLB

Resident of Sydney

Term of office Non-Executive Director for 9 years since 6 October 1995 and appointed Deputy Chairman on 14 October 2003.

Independent Yes

External Directorships
Partner of Kemp Strang Lawyers and President of the Australian Olympic Committee. Vice Patron of the Sydney Cancer Foundation.

Skills, experience and expertise
Mr Coates has had extensive private and public sector experience including on various Commonwealth and State statutory authorities and culminating in his leading role in the delivery of the multi-faceted Sydney Olympics. His public company board experience includes shopping centre management. He is currently chairman of an unlisted public relations company; a member of the advisory board of an investment house and a consultant to a large international property development, investment and fund management group. The Board and senior management utilize his wide experience to advise and assist in some of the Company's key public and commercial relationships.

Board committee membership
Member of the Audit Committee.



MARK McINNES MBA

Resident of Sydney

Term of office Executive Director and Chief Executive Officer for over 1 year since 3 February 2003.

Independent No

External Directorships Nil

Skills, experience and expertise
Mark McInnes is a highly regarded career retailer with more than 20 years' experience in the Australian retail sector. He commenced his retail career in 1983 and has since held senior management roles across the full spectrum of the retail sector including Marketing, Merchandising, Stores, Supply Chain, Logistics, Strategic Planning, Operations and Advertising, which has provided him with an in-depth understanding of retailing in the Australian market. More than 15 years have been spent in senior management and strategic roles in major Australian department stores, including 12 years at Coles Myer Limited and seven years at David Jones Limited. This has provided him with an innate understanding of the nuances of the department store sector and managing a successful department store business in Australia. Valuable experience was also gained outside the department store sector at Black & Decker International and as one of the founding managers of the highly successful Coles Myer "Officeworks" business. This business experience, coupled with his MBA from Melbourne University ideally qualify Mr McInnes to lead David Jones into the future. In August 2004 Mr McInnes was voted one of Australia's Top 25 True Leaders in an independent report published by The Australian Financial Review "AFR Boss Magazine".

Board committee membership
Executive Directors are not members of Board Committees but attend Committee meetings as required.



STEPHEN GODDARD
BSC (HONS), MSC

Resident of Sydney

Term of office Executive Director as Finance Director for over 1 year, appointed 3 February 2003.

Independent No

External Directorships Nil

Skills, experience and expertise
Mr Goddard has more than 20 years' experience in the Australian retail sector across a broad range of areas including Finance, Operations, Strategic Planning, Merchandise, Stores, Logistics and Supply Chain. Of these 20 years, 17 years have been spent in senior management and strategic roles in major Australian department stores including 7 years at David Jones and 10 years at Myer Grace Bros (part of Coles Myer Limited). As such, Mr Goddard brings to the Board extensive and broad ranging retail experience. Stephen Goddard joined David Jones in 1997 as Operations Director, and was responsible for successfully overhauling the Company's IT systems, building the early supply chain base and developing plans to refurbish the key city stores. He was appointed Chief Financial Officer in July 2001 and has played an integral role in rebuilding the financial performance of the Company in recent times.

Board committee membership
Executive Directors are not members of Board Committees but attend Committee meetings as required.



REGINALD CLAIRS AO

Resident of Brisbane

Term of office Non-Executive Director for over 5 years, appointed 22 February 1999.

Independent Yes

External Directorships
Director of Commonwealth Bank of Australia and Cellnet Group Limited. Deputy Chairman of the National Australia Day Council.

Skills, experience and expertise
Prior to joining the Board of David Jones Limited, Mr Clairs had a career of 33 years with Woolworths Limited, culminating as the Chief Executive Officer for 5 years to December 1998. During his career he gained valuable retail experience at State, National and International levels. The successful 'Fresh Food People' theme was developed during his appointment as National Marketing Manager. Mr Clairs has also held several positions on industry bodies, including Chair of the Australian Supermarket Institute and a Board member of C.I.E.S., an international retail organisation.

Board committee membership
Chairman of Remuneration and Nominations Committee.



PAULA DWYER
B.COMM, FCA, FAICD, ASIA

Resident of Melbourne

Term of office Non-Executive Director since 25 November 2003.

Independent Yes

External Directorships
Director of Promina Group Limited and a number of unlisted companies.

Skills, experience and expertise
Paula Dwyer has extensive experience in the securities, investment management and investment banking sectors. In particular, Ms Dwyer specialised in the provision of corporate financial advice to companies operating in regulated industries, including financial institutions and utilities.

Board committee membership
Member of Audit Committee.



JOHN HARVEY
LLB B.JURIS GRAD. DIP ACC., FCA

Resident of Melbourne

Term of office Non-Executive Director for 3 years since 8 October 2001.

Independent Yes

External Directorships
Director of Templeton Global Growth Fund and Australian Infrastructure Fund Ltd.

Skills, experience and expertise
Mr Harvey has had a 26 year professional career with Price Waterhouse during which he provided professional advisory services to many multinational and Australian national companies, including retailers. He was a registered company auditor for 20 years (which did not include David Jones). Mr Harvey was Chief Executive Office of PricewaterhouseCoopers in Australia and served on the Global Board of PricewaterhouseCoopers. He has also served on the Boards of Opera Australia, Docklands Authority and Board of Taxation. His experience provides the financial expertise necessary to chair the Audit Committee.

Board committee membership
Chairman of Audit Committee.



KATIE LAHEY
BA (HONS), MBA

Resident of Sydney

Term of office Non-Executive Director for 9 years since 6 October 1995.

Independent Yes

External Positions Chief Executive of the Business Council of Australia and Director, Major Performing Arts Board.

Skills, experience and expertise
In her Chief Executive roles in the public and private sectors, Ms Lahey has gained extensive experience in managing large complex organisations and achieving significant change within these organisations. She has skills in general management, marketing, media, human resources management, finance and an extensive knowledge of the workings of Government at all levels. Her current and previous positions have enabled her to have a detailed knowledge of the business issues facing large and small organisations. Her practical hands-on experience has been supplemented with her academic achievements.

Board Committee membership
Member of Remunerations and Nominations Committee.

MANAGEMENT COMMITTEE



MARK McINNES
Chief Executive Officer



STEPHEN GODDARD
Finance Director



COLETTE GARNSEY
Group General Manager Apparel, Accessories and Footwear



PATRICK ROBINSON
Group General Manager
Home and Food



PAUL ZAHRA
Group General Manager
Stores and Visual Merchandising



TERESA GALLO
Group General Manager
Human Resources



KAREN MACRAE
Group General Manager
Information Technology



DAMIAN EALES
Group General Manager
Marketing and Operations



JOHN BOLAS
General Manager
Property & Projects



NEALE JOSEPH
General Manager
Cosmetics

The Management Committee is currently comprised of ten members all of whom are pictured on this page. The role of the Management Committee is to implement group policy, manage the corporate processes and review strategy and resources.

TABLE OF CONTENTS

1. INTRODUCTION AND DATE OF STATEMENT

This statement sets out the key corporate governance principles adopted by Directors in governing David Jones Limited (David Jones/the Company) and reflects the corporate governance policies and procedures followed in the financial period ended 31 July 2004 and adopted as at 8 October 2004.

2. DAVID JONES' APPROACH TO CORPORATE GOVERNANCE

2.1 Framework and approach to corporate governance and responsibility

The Board has the responsibility for ensuring David Jones is properly managed so as to protect and enhance shareholders' interests in a manner that is consistent with the Company's responsibility to meet its obligations to all stakeholders.

For this reason, the Board is committed to maintaining the highest standards of corporate governance across the David Jones Group.

The Board believes that corporate governance is about having a set of values and behaviours that underpin the Company's everyday activities – values and behaviours that ensure transparency, fair dealing and protection of the interests of stakeholders. Consistent with this belief, the Board's approach is to consider corporate governance within the broader framework of corporate responsibility and regulatory oversight.

The Board has examined the "Principles of Good Corporate Governance and Best Practice Recommendations" (ASX Best Practice Recommendations) published in March 2003 by the Australian Stock Exchange Limited's Corporate Governance Council and the Commonwealth Government's CLERP 9 amendments to the Corporations Act.

The Board has adopted practices as appropriate to ensure David Jones remains at the forefront in protecting stakeholder interests.

The Board's approach has been guided by the principles and practices that are in stakeholders' best interests whilst ensuring full compliance with legal requirements.

2.2 Compliance with the ASX Best Practice recommendations

The ASX Listing Rules require listed companies to include in their annual report a statement disclosing the extent to which they have followed the 28 ASX Best Practice Recommendations in the reporting period. Listed companies must identify the recommendations that have not been followed and provide reasons for the company's decision.

Copies of David Jones corporate governance practices have been posted to its website as required by the ASX Best Practice Recommendations.

As detailed in this Governance Statement, David Jones considers its governance practices comply with 27 of the ASX Best Practice recommendations. A checklist summarising this is on pages 29 and 30 of this Corporate Governance Statement.

There is one recommendation where David Jones past practices only partially comply.

ASX Best Practice recommendation 9.4 recommends companies seek shareholder approval of equity-based reward schemes for executives. David Jones has five equity-based reward plans all of which were introduced prior to the release of the ASX Best Practice Recommendations. Shareholder approval has been obtained for four plans and accordingly the requirements of ASX Best Practice Recommendation 9.4 in respect of these plans have been met in full.

The four plans which fully comply with ASX Best Practice Recommendation 9.4 are:

- the Employee Share Plan which was established in 1995 and approved by former shareholders prior to the listing of David Jones on the ASX in November 1995
- the Exempt Employee Share Plan, Deferred Employee Share Plan and Executive Option Plan which were approved by shareholders at the 1998 annual general meeting.

In the case of the Long Term Incentive (LTI) Plan which was introduced in 2001, the requirements of ASX Best Practice Recommendation 9.4 have only partially been complied with. Although the LTI Plan has not been explicitly approved by shareholders, at the 2001 and 2003 annual general meetings, shareholder approval was obtained to offer shares under the LTI Plan to David Jones Executive Directors. David Jones has previously made extensive disclosures in relation to the LTI Plan in its notices of meeting and financial statements. Details of the LTI Plan are also disclosed in the Directors' Report on pages 36 and 37 of this concise annual report and in Note 32(b)(vi) on page 37 of the 2004 full financial report. In view of the foregoing circumstances, and as shareholders have not raised any material issues David Jones does not propose to present the LTI Plan for shareholder approval. All proposed grants to Executive Directors will however continue to be put to shareholders for approval.

In this statement, the relevant governance items are linked to each of the 28 ASX Best Practice Recommendations and a table on pages 29 and 30 of this Governance Statement also links this statement to the ASX Best Practice Recommendations.

The Company's Corporate Governance Statement is available at www.davidjones.com.au

3. THE BOARD OF DIRECTORS

3.1 Membership and expertise of the Board

The Board has a broad range of relevant skills, experience and expertise to meet its objectives. The composition of the current Board with details of each Director's qualifications, experience and special responsibilities is set out on pages 14 and 15 of this report.

ASX Best Practice Recommendation 2.5

3.2 Board role and responsibility

The Board is responsible for protecting the rights and interests of shareholders and is accountable to them for the management of David Jones. The Board Charter clearly defines the matters that are reserved for the Board and those that the Board has delegated to management.

In summary, the Board's accountabilities and responsibilities include:

- setting the direction, financial objectives and goals for management
- reviewing and approving the annual budget and strategic plan
- monitoring management and financial performance against these objectives
- reviewing and approving the strategic allocation of capital including major capital projects and property leases
- approving capital management initiatives and major financing facilities
- evaluating the performance and determining the remuneration of the Chief Executive Officer (CEO), senior managers and the Board (within shareholder approved limit)
- ensuring the appropriate risk management systems, internal controls, reporting systems and compliance frameworks are in place and operating effectively
- ensuring there are plans and procedures for recruitment, training, remuneration and succession planning for senior managers
- defining Board competencies, evaluating Board performance and planning Board succession
- considering and approving David Jones interim and full year financial statements
- selection and appointment of the CEO
- ensuring there are appropriate standards of corporate governance and ethical behaviour

Responsibility for the day to day management and administration of David Jones is delegated by the Board to the CEO, assisted by the Management Committee.

The CEO manages David Jones in accordance with the strategy, plans and delegations approved by the Board.

The Board Charter is available in the corporate governance section of the David Jones' website.

ASX Best Practice Recommendation 1.1

3.3 Board size and composition

The Board determines its size and composition, subject to the limits imposed by David Jones Constitution, using the following principles:

- the Board is to be comprised of both executive and non-executive directors, with a majority of non-executive directors who satisfy the criteria for independence;
- the directors shall be from different backgrounds with complementary skills and experience;
- the Chairman must be an independent non-executive director;
- the same individual must not exercise the roles of Chairman or Deputy Chairman and CEO; and
- all directors shall bring independent judgement to bear in decision-making.

David Jones Board currently comprises six independent Non-Executive Directors and two Executive Directors being the CEO and Finance Director.

3.4 The selection and role of the Chairman

The Chairman is selected by the Board from the Non-Executive Directors.

The Chairman's role includes:

- providing leadership to the Board and to David Jones
- ensuring efficient organisation and conduct of the Board
- monitoring Board performance annually
- guiding the agenda and conduct of Board meetings
- promoting consultative and respectful relations between Directors, and between the Board and management
- chairing shareholder meetings

The current Chairman, Robert Savage, is an independent Non-Executive Director appointed by the Board. He has been a Director of David Jones since October 1999 and Chairman since July 2003. The Chairman is a member of the Board Remuneration and Nominations Committee.

The current Deputy Chairman, John Coates, is an independent Non-Executive Director appointed by the Board. He has been a Director of David Jones since October 1995 and Deputy Chairman since October 2003. The Deputy Chairman is a member of the Board Audit Committee.

ASX Best Practice Recommendations 2.2, 2.3

3.5 Directors' independence

It is the Board's view that each of its Non-Executive Directors is independent.

The Board has adopted specific principles in relation to Non-Executive Directors' independence. A Non-Executive Director is considered to be independent when not a member of management and:

- is not a substantial shareholder of David Jones or an officer of, or otherwise associated directly with, a substantial shareholder of the Company;
- within the last three years has not been employed in an executive capacity by David Jones or another Group member, or been a Director after ceasing to hold any such employment;
- within the last three years has not been a principal of a material professional adviser or material consultant to David Jones (or another Group member), or a director, officer, employee or consultant materially associated with the service provided by a material professional adviser or material consultant to the Company
- is not a material supplier or customer of David Jones or other Group member, or an officer of or otherwise associated directly or indirectly with a material supplier or customers;
- has no material contractual relationship with David Jones or another Group member other than as a Director of the company
- has not served on the Board for a period which could, or could reasonably be perceived to, materially interfere with the Director's ability to act in the best interests of David Jones; and
- is free from any interest and any business or other relationship, which could, or could reasonably be perceived to, materially interfere with the Director's ability to act in the best interests of the Company.

Materiality for these purposes is assessed on a case by case basis having regard to both David Jones and the relevant Director's circumstances.

ASX Best Practice Recommendations 2.1, 2.5

3.6 Avoidance of conflicts of interest by a Director

In accordance with the Corporations Act 2001, any Director with a material personal interest in a matter being considered by the Board must not be present when the matter is being considered and may not vote on the matter. Directors must keep the Board advised, on an ongoing basis, of any interest that could potentially conflict with those of David Jones. The Board has developed procedures to assist Directors to disclose potential conflicts of interest. Where a significant conflict exists, the Director concerned declares their interests in those dealings to the David Jones Board and takes no part in decisions or discussions relating to them.

3.7 Meetings of the Board and their conduct

The full Board currently holds not less than eight scheduled meetings per year, plus strategy and other additional meetings as necessary to address any specific significant matters that may arise. The agenda for scheduled Board meetings incorporates standing items including the CEO's report, financial reports, Board Committee reports, strategic matters, governance and compliance. Executives are regularly involved in Board discussions and Directors have other opportunities, including visits to stores and business functions, for contact with a wider group of employees.

A meeting of Non-Executive Directors is also held on the same date as each scheduled Board meeting to discuss the operation of the Board and a range of other matters.

The number of Board meetings, Non-Executive Directors' meetings and Board Committee meetings held during the year is set out in the Directors' Report on page 31 of this report.

3.8 Succession Planning

The Board plans succession of its own members in conjunction with the Remuneration and Nominations Committee, taking into account the skills, experience and expertise required and currently represented, and David Jones' future direction. The Board is also responsible for succession planning for the CEO, and for ensuring succession plans are in place for the Finance Director and other senior managers.

3.9 Review of Board performance

The Board has in place a process to review its performance annually. In line with the Company's continuous improvement focus, the performance evaluation process of the Board has been benchmarked against the evaluation practices of Boards in other ASX listed companies. As a result, the core elements of the evaluation process have been further enhanced and are summarised below:

- the performance evaluation of the Board and Chairman is comprised of structured interviews, written surveys and from time to time involves assistance of an independent adviser
- a self assessment process is undertaken by all Directors for review by the Chairman, and an assessment of the Chairman is completed by the Deputy Chairman and other Directors. The review incorporates the performance of the Board as a whole relative to the Board Charter and each Board Committee under it's respective charter
- integral to the process is feedback from key stakeholders and senior management which is obtained through an interview process
- the Chairman conveys the results of the performance evaluation process to each Director and the Board and these results form the basis of an action plan designed to address performance improvement opportunities

A Board evaluation process was last formally undertaken in July 2004.

ASX Best Practice Recommendation 8.1

3.10 Nomination and appointment of new Directors

Recommendations for nominations of new Directors are made by the Board Remuneration and Nominations Committee and considered by the Board as a whole.

The agreed process for the appointment of Non-Executive Directors to the Board is reviewed at the time the need for a new Director is identified or an existing Director is required to stand for re-election. The Committee reviews the range of skills, experience and expertise on the Board, identifies its needs and prepares a short-list of candidates with appropriate skills and experience. For the purpose of objectivity, the selection process is supported throughout by independent consultants.

The Committee reviews and makes recommendations for Board approval in respect of the appointment, contract terms, and termination of the CEO.

It also provides the Board with the opportunity to review the appointment or termination of any executive reporting to the CEO, and the Company Secretary, prior to implementation.

ASX Best Practice Recommendation 2.5

3.11 Retirement and selection of Directors

The Constitution of David Jones specifies that all Directors (with the exception of the CEO) must retire from office no later than the third annual general meeting following their last election. Where eligible, a Director may stand for re-election.

3.12 Board access to information and advice

All Directors have unrestricted access to Company records and information and receive regular detailed financial and operational reports from management to enable them to carry out their duties.

The Board has adopted a formal policy whereby the Directors may, subject to the Chairman's consent which may not be unreasonably withheld or delayed, individually or collectively obtain independent professional advice, at the expense of David Jones in the furtherance of their duties as Directors of the Company.

ASX Best Practice Recommendation 2.5

4. BOARD COMMITTEES

4.1 Board committees and membership

To assist in the execution of responsibilities, the Board has in place two Board committees comprising a Remuneration and Nominations Committee and an Audit Committee.

In general, the review of financial reporting, financial risk management, audit and compliance matters has been delegated to the Board Audit Committee.

Personnel and remuneration matters have been delegated to the Board Remuneration and Nominations Committee for review.

The members of the Board Audit Committee are:
John Harvey (Chairman)
John Coates
Paula Dwyer

The members of the Board Remuneration and Nominations Committee are:

Reginald Clairs (Chairman)
Katie Lahey
Robert Savage

Other committees may be established from time to time to consider matters of special importance.

ASX Best Practice Recommendations 4.2, 9.2

4.2 Committee charters

The roles and responsibilities of each Committee are set out in the Committee charters. Copies of the Committee charters are available in the corporate governance section of the David Jones website.

Each Committee is entitled to the resources and information it requires, including direct access to employees and advisers. The CEO, senior executives and other employees are invited to attend Committee meetings. All Directors receive copies of all Committee papers and meeting minutes, and can attend all Committee meetings.

Committee members are chosen for the skills, experience and other qualities they bring to the Committees.

As soon as possible following each Committee meeting, the Board is given a verbal report by the Committee Chairman.

All matters determined by Committees are submitted to the full Board as recommendations for Board decision. Minutes of Committee meetings are tabled at a subsequent Board meeting.

The performance of Committees is discussed and reviewed initially within each Committee and then reviewed as part of the Board's performance review. The performance of each member of the Committees is evaluated as part of the performance review of each Director.

ASX Best Practice Recommendations 4.4, 4.5, 8.1, 9.2, 9.5

4.3 Remuneration and Nominations Committee

The role of the Board Remuneration and Nominations Committee is documented in a charter that has been approved by the Board and is reviewed on an annual basis.

The objectives of the Committee are to assist the Board in ensuring David Jones has:

- a Board of effective composition, size and commitment to adequately discharge its responsibilities and duties
- remuneration policies and practices that are aligned with David Jones strategy and objectives
- fair and responsible remuneration of Directors and executives, having regard to the performance of David Jones, the performance of the executives and the general remuneration environment.

The Committee's responsibilities in connection with remuneration include:

- the review and recommendation for shareholder approval of Non-Executive Director remuneration
- the review and recommendation to the Board of the remuneration of the CEO and Finance Director, and the terms of their employment contracts

- approval, on the recommendation of the CEO, of the remuneration of the members of the Management Committee, including the terms of their employment contracts
- the review and recommendation to the Board on the nature and composition of short term and long term incentive plans
- the review and recommendation to the Board of any annual payments to be made under any incentive plans

The Committee's responsibilities in connection with nominations include to:

- conduct searches for new Board members and recommend preferred candidates to the Board, including the CEO and Finance Director
- recommend required Board competencies and the number and profiles of Directors
- assess from time to time the extent to which the required competencies are represented on the Board
- ensure that succession plans are in place to maintain the required competencies, and the number and profiles of the Board members
- assist the Chairman as required to evaluate the performance of the Board, its Committees, and individual members, including the performance of the CEO
- ratify appointments to David Jones Management Committee; and
- review and assess succession plans for executive positions reporting to the CEO

Further details around the Remuneration and Nominations Committee's responsibilities as they relate to remuneration are detailed on page 33 of the Directors' Report.

ASX Best Practice Recommendations 2.4, 2.5, 9.2, 9.5

4.4 Audit Committee

The objectives of the Board Audit Committee are to assist the Board to:

- safeguard the integrity of financial reporting
- make timely and balanced disclosure; and
- recognise and manage financial risk

As previously identified, the Audit Committee comprises three independent Non-Executive Directors. The Committee has appropriate financial expertise and all members have a sound knowledge of the industry in which David Jones operates. The Committee Chairman is a chartered accountant and was formerly a registered company auditor, but not of David Jones.

The external auditors, internal auditor, Chairman of the Board, CEO, Finance Director and other senior executives attend all Audit Committee meetings at the invitation of the Committee.

This Committee has specific responsibility for:

(a) External financial reporting

The Committee reviews and recommends all aspects of external financial reporting including:

- accounting policies and principles and any changes to them
- significant estimates and adjustments in the financial reports
- compliance with related party disclosures
- discussion of half year and full year financial reports with management, auditors and other advisers as appropriate, and their adoption by the Board
- policies and procedures for the adoption of the Australian equivalent of International Financial Reporting Standards; and
- the integrity of David Jones' written policies and procedures designed to ensure continuous disclosure and accurate financial reporting

(b) Related party transactions

The Committee reviews, monitors and recommends for approval by the Board all related party transactions.

(c) Internal control and risk management

The Committee reviews and recommends to the Board for adoption, policies and procedures on risk oversight and management so as to establish an effective and efficient system to identify, assess, monitor and manage risk, ensure accountability at a senior management level for risk oversight and management, and ensure appropriate disclosure. The Committee also reviews David Jones risk profile, including a regular assessment and prioritisation of risks and will overview the effectiveness of David Jones' risk management and internal compliance and control systems.

(d) External audit

The Committee is responsible for making recommendations to the Board concerning the appointment of David Jones external auditor including remuneration and other terms of the auditor's engagement.

The Committee reviews the performance of the external auditor and each half-year will review the independence of the external auditor including compliance with its policy covering the provision of non audit services.

The external auditor meets directly with this Committee and the Board. The Committee has the opportunity to meet with the external auditor without management being present and Committee members are free to contact the external auditor at any time.

(e) Internal audit

The Committee is responsible for making recommendation to the Board concerning the appointment of David Jones internal auditor including remuneration and other terms of the auditor's engagement.

The Committee reviews the performance of the internal auditor.

Each year, the Committee reviews the internal audit plan and recommends it to the Board for approval.

The Committee also monitors and reports to the Board on Management's responsiveness to internal audit findings and recommendations.

The internal auditor reports directly to the Committee and members have the opportunity to meet with the internal auditor without the presence of other management.

ASX Practice Recommendations 4.2, 4.3, 4.4, 4.5

5. EXTERNAL AUDITOR INDEPENDENCE

5.1 Approach to auditor independence

David Jones' Board Audit Committee has adopted a policy for external auditor independence and the provision of non audit related services to ensure best practice in financial and audit governance is maintained. The policy has been endorsed by the Board.

The fundamental principle of auditor independence reflected in the policy is that in order for the external auditor to be independent, a conflict of interest situation must not exist between David Jones and the auditor. A conflict of interest situation would exist if the external auditor or a professional member of the audit team is not capable of exercising objective and impartial judgement in relation to the conduct of the audit of David Jones.

For the external auditor to be eligible to undertake any non audit related services, the external auditor must not as a result of the assignments:

- create a mutual or conflicting interest with that of David Jones
- audit their own work
- act in a management capacity or as an employee; or
- act as an advocate for David Jones

5.2 Certification of independence

Each half-year the external auditor, provides the Committee and Board with an independence declaration certifying its continued independence, and in particular confirming that it has not carried out any engagements during the year the would impair its professional independence as the auditor, as contemplated by the Code of Professional Conduct jointly issued by the Institute of Chartered Accountants in Australia and CPA Australia, and the Corporations Act (as amended by CLERP 9).

The external auditor is also required to confirm it will retain all working papers for the audit (or review) for a period of 7 years after the date of the audit report.

5.3 Other monitoring of independence

The Board Audit Committee will review and approve or decline, as considered appropriate, before the engagement commences, any individual engagement for non audit related services involving fees exceeding or estimated to exceed A$50,000.

No work will be awarded to the external auditor if the Committee believes such work would be in contravention of the Corporations Act (as amended by CLERP 9), give rise to a 'self review threat' (as defined in Professional Statement F1) or would create a conflict, or perceived conflict of interest, for the external auditor or any member of the audit team.

Further, if, in the view of the Committee, the level of fees for non audit related services being provided by the external auditors is of a magnitude that could impair, or be perceived to impair, the auditor's independence, the Committee may, from time to time, impose a restriction on non audit work being awarded to the external auditor.

The Committee receives half yearly reports on audit related services undertaken and fees incurred, together with comparative information for prior years, to assist in the monitoring of the provision of such services.

David Jones requires rotation of a person who plays a significant role in the external audit of the Group for 5 successive financial years or for 5 out of 7 successive financial years, with suitable succession planning to ensure consistency. A person who is rotated off the audit cannot play a significant role in the audit for at least 3 successive financial years.

A former member or director of the external auditor who was directly involved in an audit of David Jones (or its controlled entities) cannot be appointed an officer (Director, Company Secretary or senior manager) of David Jones during the 3 year period following the former member or directors resignation from the external audit firm.

David Jones independent external auditor, Ernst & Young were appointed by shareholders at the 2003 annual general meeting.

An analysis of the fees paid to the external auditors, including a breakdown of fees for non audit services, is provided in Note 10 on page 57 of this report.

The Audit Committee and Board are satisfied the provision of non audit services in 2004 is compatible with external auditor independence as required by the Corporations Act (as amended by CLERP 9).

5.4 Prohibited non audit services by the external auditor

No work will be approved, and the external auditor will not provide services, involving:

- preparation of accounting records and financial statements
- information technology systems design and implementation
- valuation services and other corporate finance activities
- internal audit services
- secondment of senior staff to act in a management capacity

5.5 Attendance at the Annual General Meeting

David Jones requires a partner of its external auditor to attend its Annual General Meeting and be available to answer questions from shareholders about the audit. David Jones ensures that shareholders are given a reasonable opportunity at the annual general meeting to ask such questions.

ASX Best Practice Recommendation 6.2

6. CONTROLLING AND MANAGING RISK

6.1 Approach to risk management

David Jones' approach to risk management has been to establish an effective control environment to manage 'significant risk' to its business.

The David Jones risk management framework has been developed in line with the Australia/New Zealand Risk Management Standard (AS/NZ 4360).

A significant risk is defined as the chance that an action, inaction or natural event will hinder or prevent the achievement of key business objectives. Risk can relate to both threats to the operation, and the failure to take advantage of opportunities.

David Jones takes an enterprise wide view of risk with risks from all activities, strategic and operational, being examined. In this regard, the current David Jones risk model includes risk categories covering:

- customers
- brand portfolio and competition
- people
- business operations
- compliance
- financial
- information technology and infrastructure
- reputation; and
- strategy

David Jones has developed an effective control environment to manage the significant risks to its operations, comprising the following components:

- clearly defined management responsibilities and organisational structure
- delegated limits of authority defined by a Delegations Manual
- accounting control and reconciliations
- strong management reporting systems
- disciplined budgeting and rolling three year strategic plan processes
- regular internal review mechanisms including the operation of a Capex Committee, Property Committee, Marketing Forum and Management Committee
- personnel requirements for key positions
- segregation of duties
- physical and logical security over company assets
- appropriate policies and procedures that are widely disseminated to, and understood by, employees
- internal and external audit functions
- comprehensive risk management framework and guidelines

The risk categories identified above are interlinked and the control environment is integrated to manage those risks.

ASX Best Practice Recommendations 7.1 and 7.3

6.2 Risk Management roles and responsibilities

The David Jones Board determines the Company's risk appetite. The Board is responsible for ensuring material risks facing the Company have been identified and that appropriate and adequate control, monitoring and reporting mechanisms are in place. David Jones management has developed a risk identification, analysis and mitigation process. The process produces a risk report that identifies key business risks and determines responsibility for the risk mitigation activities for each of these risks. The process is designed to ensure internal operating and external risks are identified, assessed, addressed and monitored to minimise risk in the achievement of David Jones' business objectives.

The risk report is updated annually, and reviewed half yearly by the Board and Audit Committee. This risk profile is used by the internal auditors to allocate assurance resources to those business risks which are key to the operation of David Jones. External audit also makes use of this profile.

A copy of David Jones risk management policy and internal compliance and control systems is available in the corporate governance section of David Jones website.

6.3 Executive assurance

The CEO and the Finance Director have provided the following assurance to the David Jones Board in connection with the financial statements of David Jones for the financial period ended 31 July 2004:

(a) David Jones financial statements and accompanying notes present a true and fair view, in all material respects, of David Jones' financial condition and operating results, and are in accordance with relevant accounting standards

(b) the statement referred to in paragraph 6.3(a) above is founded on a system of risk management, internal compliance and control, which implements the policies adopted by David Jones Board

(c) David Jones risk management and internal compliance and control systems are operating efficiently and effectively in all material respects; and

(d) the financial records of David Jones for the financial period ended 31 July 2004 have been properly maintained in accordance with Section 286 of the Corporations Act

ASX Best Practice Recommendations 4.1, 7.2 and 7.3

7. REMUNERATION POLICES AND PROCEDURES

7.1 Overview

David Jones has established processes to ensure that the level and composition of remuneration are sufficient, reasonable and explicitly linked to performance. These processes are described below and on pages 33 to 44 of this report.

Non-Executive Directors

The Remuneration and Nominations Committee is responsible for recommending to the Board fees applicable to Non-Executive Directors.

In accordance with a resolution of shareholders at the 1999 annual general meeting, the maximum aggregate amount permitted to be paid to Non-Executive Directors under the David Jones' constitution is $700,000 per annum (excluding mandatory superannuation contributions).

With effect from 14 October 2003, new Directors are not entitled to the Non-Executive Directors' retirement allowance. For existing Directors, the maximum retirement allowance payable under the plan is capped at the multiple applicable for 9 years' service, being 3.286 times average annual Directors' fees over the three years prior to the date of ceasing to be a Non-Executive Director.

Non-Executive Directors may also be reimbursed for their expenses properly incurred as a Director, or in the course of their duties. Non-Executive Directors are also encouraged to own David Jones shares and may participate in the Deferred Employee Share Plan if they elect to sacrifice Directors' fees and have shares purchased under the Plan at market value. The Non-Executive Directors do not participate in any other David Jones' employee share plans nor its short or long term incentive schemes.

Executive Directors and Senior Managers

The Remuneration and Nominations Committee is responsible for recommending to the Board remuneration policies, fees, salaries, short and long term incentives applicable to Executive Directors and senior managers of the Company.

David Jones remuneration policies are designed to drive a performance culture and to ensure that the way in which employees are recognised and rewarded through remuneration, is in the best interests of the shareholders, the Company and the individual.

The remuneration policy achieves this in the following ways:

- applying a "pay for performance" philosophy which ensures executive remuneration is linked to both individual performance and Company performance;
- providing remuneration that is market competitive to ensure David Jones has the ability to retain and motivate strong performing employees and attract high calibre prospective employees; and
- by undertaking an annual evaluation process on the performance of all executives, the results of which, contribute to the determination of any salary adjustment an individual executive may receive.

The Remuneration and Nominations Committee's responsibilities in relation to remuneration are detailed on page 33 of this report.

7.2 Short Term Incentive Scheme

Under David Jones Short Term Incentive Scheme, the Executive Directors and senior managers can earn a cash based payment which represents a pre-determined percentage of their employment cost, (which is comprised of base salary and superannuation contributions). Payments under this scheme are dependent on the achievement of specific financial objectives relating to sales, gross profit, costs, inventory management and profit after tax (as applicable to the relevant position) with a key component also based on the assessment of personal performance. The Board intends that similar conditions will be imposed in future financial years. Further details of the Short Term Incentive Scheme are provided on page 35 of this report.

ASX Best Practice Recommendations 9.1 to 9.5

7.3 Long Term Incentive Plan

David Jones Long Term Incentive Plan was introduced in 2001. Executive Directors, executives and other senior managers are eligible to participate in this Plan.

Under this Plan, eligible participants may be granted the right to receive a certain number of ordinary shares in David Jones, which may vest, and be convertible into shares, conditional on the achievement of performance measures covering a three year consecutive period and continual employment beyond this time.

The Board has determined that two performance measures, which operate independently of each other, will be used to determine the entitlement of participants to receive shares under this Plan. The performance measures are:

- an external total shareholder return (TSR) measure; and
- an internal return on funds employed (ROFE) measure

Depending on David Jones' performance against these measures, a number of shares may vest in favour of participants, at which time the participants will become beneficially entitled to, and enjoy the rights attaching to the shares, subject to the terms and conditions of the Plan.

If the performance conditions are not met within the performance period, the conditional entitlement to some or all of the offered shares will lapse. Further details relating to the Long Term Incentive Plan are provided on pages 36 to 38 of this report.

7.4 Other equity schemes in David Jones

Other equity schemes in David Jones are the:

- Employee Share Plan
- Employee Share Purchase Plan
- Exempt Employee share Plan
- Deferred Employee Share Plan
- Executive Option Plan

The relevant details of each scheme are contained in the Directors' Report on pages 39 and 40 and in Note 32 on pages 34 to 37 of the 2004 full financial report.

8. CORPORATE CONDUCT AND RESPONSIBILITY

8.1 Approach to corporate conduct

To continue its tradition of excellence, David Jones must uphold the honest and transparent business practices that customers, shareholders, suppliers and the community have come to expect. With this in mind, David Jones aims to maintain a high standard of ethical business behaviour at all times and expects its Directors, senior management, employees and contractors to treat others with fairness, honesty and respect.

David Jones has a Code of Ethics and Conduct, which has been provided to employees and is available in the corporate governance section of the David Jones website.

ASX Best Practice Recommendations 3.1 and 10.1

8.2 The David Jones Code of Ethics and Conduct

David Jones' Code of Ethics and Conduct applies to all Directors, executives, management, all other employees and contractors. The Code has been fully endorsed by the Board and is provided to all Directors and employees as part of their formal orientation process. The Code governs workplace and human resource practices, risk management and legal compliance, and is aligned to the David Jones' core values of teamwork, integrity and performance. The Code is reviewed periodically and has been amended to reflect the ASX best practice recommendations.

In summary, the Code reflects the requirement to:

- uphold the reputation of David Jones with all stakeholders in terms of quality, service, legal compliance and ethical conduct
- respect property and the ownership of that property
- maintain confidentiality and privacy of information, equal opportunity for all employees, and a safe and healthy environment for customers and employees alike
- treat all employees in a fair and professional manner
- avoid (and disclose) situations or transactions which, or might be seen to, conflict with the interests of David Jones, including gifts and benefits from suppliers
- comply with the David Jones policy on trading in shares
- report and investigate instances of unethical behaviour

Other responsibility policies and codes that operate in David Jones include:

- external communications and continuous disclosure policy
- risk management guidelines
- delegations manual
- treasury policy
- capital expenditure policy
- trading in company securities
- occupational health and safety, equal opportunity and other human resources policies.

ASX Best Practice Recommendations 3.1, 3.2, 3.3, 10.1

8.3 Compliance with the Code of Ethics and Conduct

David Jones is committed to promoting and maintaining a culture of honest, ethical and law abiding behaviour. To fulfil this commitment, David Jones needs to ensure that:

- violations of these standards, requirements and expectations are detected and reported, and
- appropriate action is taken in response to any such violations

David Jones encourages Directors, senior managers and other employees to report promptly in good faith, any violations or suspected violations of this Code. All employees have access to a confidential ethics hotline, which they are encouraged to use and may do so on an anonymous basis. All reports are investigated promptly, confidentially and fairly.

The policy underlying these procedures ensures that employees are not disadvantaged in any way for reporting violations of the Code or other unethical conduct.

ASX Best Practice Recommendations 3.1, 10.1

8.4 Share trading policy

Consistent with the legal prohibitions on insider trading, all Directors, members of senior management, consultants and other employees are prohibited from dealing in David Jones' shares, options or other securities while in possession of information about David Jones that is not generally available and is price sensitive. David Jones price-sensitive information is information that a reasonable person would expect to have a material effect on the price or value of David Jones' securities. Directors and senior managers may acquire shares in David Jones, but are prohibited from dealing in David Jones shares or exercising options:

- in the two months preceding the lodgement of the Company's half-year and annual results with the ASX;
- whilst in possession of price-sensitive information; and
- trading for short-term gain.

Directors, officers, consultants, members of senior management and other employees are also prohibited from dealing in the securities of outside companies about which they may gain price sensitive information by virtue of their position with David Jones.

Directors must advise the Chairman and senior management the Company Secretary, of a proposed dealing in the Company's shares, options or other securities prior to any transaction, and confirm they are not in possession of any unpublished price sensitive information. The ASX is notified of any transactions conducted by Directors.

David Jones' share trading policy is available in the Corporate Governance section of its website.

ASX Best Practice Recommendations 3.2, 3.3

8.5 Continuous disclosure and shareholder communication

David Jones is committed to:

- ensuring shareholders and the investment market are provided with full and timely information about its activities
- ensuring that all stakeholders have equal opportunity to receive externally available information issued by David Jones; and
- complying with the continuous disclosure obligations contained in applicable ASX Listing Rules and the Corporations Act 2001

David Jones' Continuous Disclosure Policy sets out David Jones commitment to comply with its continuous disclosure obligations.

A copy of the Continuous Disclosure Policy has been placed on David Jones' website.

Under this policy, the Board will, as soon as it becomes aware of information concerning David Jones that would be likely to have a material effect on the price or value of David Jones' securities, ensure that the information is released to the Company Announcements office of the ASX. The Board has appointed a committee comprising the CEO, Finance Director and the General Manager – Investor Relations to continually monitor compliance and to ensure appropriate communications with the ASX through the office of the Company Secretary, in consultation with the Board and General Counsel, where appropriate.

The Board aims to keep shareholders informed of all major developments affecting David Jones' activities and its state of affairs through distribution of the concise annual report. The Board encourages full participation of shareholders at the Annual General Meeting to ensure a high level of accountability and identification with David Jones' strategy and goals. The Company's senior management and auditors attend the Annual General Meeting to answer questions of shareholders as required.

All recent David Jones announcements, media briefings, details of David Jones meetings, press releases and annual reports for the last five years and information on all corporate governance practices are placed on the David Jones' website at www.davidjones.com.au.

ASX Best Practice Recommendations 5.1, 5.2, 6.1

9. ASX CORPORATE GOVERNANCE COUNCIL BEST PRACTICE RECOMMENDATIONS

ASX PRINCIPLE		REFERENCE[1]	ADOPTED AND COMPLIANCE
Principle 1	**Lay solid foundations for management and oversight**		
1.1	Formalise and disclose the functions reserved to the board and those delegated to management.	3	Adopted
Principle 2	**Structure the board to add value**		
2.1	A majority of the board should be independent directors.	3.5	Comply
2.2	The chairperson should be an independent director.	3.3, 3.4	Comply
2.3	The roles of chairperson and chief executive officer should not be exercised by the same individual.	3.3	Comply
2.4	The board should establish a nomination committee.	4.3	Comply
2.5	Provide the information indicated in *Guide to reporting on Principle 2.*	3.1, 3.5, 3.10, 3.12	Comply
Principle 3	**Promote ethical and responsible decision-making**		
3.1	Establish a code of conduct to guide the directors, the chief executive officer (or equivalent), the chief financial officer (or equivalent) and any other key executives as to:		
	3.1.1 the practices necessary to maintain confidence in the company's integrity	8	Comply
	3.1.2 the responsibility and accountability of individuals for reporting and investigating reports of unethical practices	8	Comply
3.2	Disclose the policy concerning trading in company securities by directors, officers and employees.	8.4	Comply
3.3	Provide the information indicated in *Guide to reporting on Principle 3.*	8	Comply
Principle 4	**Safeguard integrity in financial reporting**		
4.1	Require the chief executive officer (or equivalent) and the chief financial officer (or equivalent) to state in writing to the board that the company's financial reports present a true and fair view, in all material respects, of the company's financial condition and operational results and are in accordance with relevant accounting standards.	6.3	Comply
4.2	The board should establish an audit committee.	4.4	Comply
4.3	Structure the audit committee so that it consists of:	4.4	Comply
	• only non-executive directors		
	• a majority of independent directors		
	• an independent chairperson, who is not chairperson of the board		
	• at least three members		
4.4	The audit committee should have a formal charter	4.2	Comply
4.5	Provide the information indicated in *Guide to reporting on Principle 4.*	Directors' Report	Comply
Principle 5	**Make timely and balanced disclosure**		
5.1	Establish written policies and procedures designed to ensure compliance with ASX Listing Rule disclosure requirements and to ensure accountability at a senior management level for that compliance.	8.5	Comply
5.2	Provide the information indicated in *Guide to reporting on Principle 5.*	8.5	Comply

9. ASX CORPORATE GOVERNANCE COUNCIL BEST PRACTICE RECOMMENDATIONS – continued

ASX PRINCIPLE		REFERENCE[1]	ADOPTED AND COMPLIANCE
Principle 6	**Respect the rights of shareholders**		
6.1	Design and disclose a communications strategy to promote effective communication with shareholders and encourage effective participation at general meetings.	8.5	Comply
6.2	Request the external auditor to attend the annual general meeting and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the auditor's report.	5.5	Comply
Principle 7	**Recognise and manage risk**		
7.1	The board or appropriate board committee should establish policies on risk oversight and management.	6.1	Comply
7.2	The chief executive officer (or equivalent) and the chief financial officer (or equivalent) should state to the board in writing that:	6.3	Comply
	7.2.1 The statement given in accordance with best practice recommendation 4.1 (the integrity of financial statements) is founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the board.	6.3	Comply
	7.2.2 The company's risk management and internal compliance and control system is operating efficiently and effectively in all material respects.	6.3	Comply
7.3	Provide the information indicated in *Guide to reporting on Principle 7.*	6.1	Comply
Principle 8	**Encourage enhanced performance**		
8.1	Disclose the process for performance evaluation of the board, its committees and individual directors, and key executives.	3.9 and Directors' Report	Comply
Principle 9	**Remunerate fairly and responsibly**		
9.1	Provide disclosure in relation to the company's remuneration polices to enable investors to understand (i) the costs and benefits of those policies and (ii) the link between remuneration paid to directors and key executives and corporate performance.	7 and Directors' Report	Comply
9.2	The board should establish a remuneration committee.	4.3	Comply
9.3	Clearly distinguish the structure of non-executive directors' remuneration from that of executives.	7 and Directors' Report	Comply
9.4	Ensure that payment of equity-based executive remuneration is made in accordance with thresholds set in plans approved by shareholders.	1, 2.2 and Directors' Report	Partially comply
9.5	Provide the information indicated in *Guide to reporting on Principle 9.*	4.3 and Directors' Report	Comply
Principle 10	**Recognise the legitimate interests of stakeholders**		
10.1	Establish and disclose a code of conduct to guide compliance with legal and other obligations.	8.2	Comply

[1] Reference refers to the relevant sections of this Corporate Governance Statement or to the Directors' Report.

DIRECTORS' REPORT

DIRECTORS

The names of the Company's Directors in office during the financial year and until the date of this report are as follows. Details of qualifications, experience and special responsibilities are shown on pages 14 and 15. Directors were in office for the entire period unless otherwise stated.

Robert Savage	Chairman and independent Non-Executive Director
John Coates AO	Deputy Chairman and independent Non-Executive Director
Mark McInnes	Chief Executive Officer and Executive Director
Stephen Goddard	Finance Director and Executive Director
Reginald Clairs AO	Independent Non-Executive Director
Paula Dwyer	Independent Non-Executive Director (appointed 25 November 2003)
John Harvey	Independent Non-Executive Director
Katie Lahey	Independent Non-Executive Director

COMPANY SECRETARY

The Company Secretary is John Simmonds, FCIS ASIA. John Simmonds was appointed to the position of Company Secretary on 11 March 1982. He was previously Assistant Company Secretary and prior to that worked in the investment division of Westpac Banking Corporation. He has been a Chartered Secretary since 1979 and re-qualified in 1993.

DIRECTORS' MEETINGS

The number of Directors' meetings (including meetings of committees of Directors) and number of meetings attended by each of the Directors of the Company during the financial year are:

	DIRECTORS' MEETINGS								REMUNERATION AND NOMINATIONS COMMITTEE MEETINGS	
	SCHEDULED[1]		SPECIAL[2]		BY WRITTEN RESOLUTION[3]		AUDIT COMMITTEE MEETINGS			
DIRECTOR	A	B	A	B	A	B	A	B	A	B
Robert Savage	7	7	2	2	5	5			4	5
John Coates	7	7	2	2	5	5	5	5		
Mark McInnes	7	7	1	2	4	5				
Stephen Goddard	7	7	1	2	4	5				
Reginald Clairs	7	7	2	2	5	5			4	5
Paula Dwyer	5	5	2	2	3	3	2	2		
John Harvey	7	7	2	2	5	5	5	5		
Katie Lahey	7	7	2	2	5	5			5	5

A number of meetings attended
B number of meetings held during the time the Director held office during the year

[1] A meeting of Non-Executive Directors always coincides with scheduled meetings of Directors to discuss the operation of the Board and a range of other matters; attendance is as per Directors' meetings disclosure above

[2] Special Board meetings called at short notice – all Directors briefed but not all able to attend

[3] Written resolution passed to deal with specific matters and signed by all Directors, except in circumstances where Directors are not eligible to vote

During the year, individual Directors visited many of the stores to improve their understanding of the Company's operations.

COMMITTEE MEMBERSHIP

As at the date of this report, the Company had an Audit Committee and a Remuneration and Nominations Committee of the Board. Members acting on the Committees during the year were:

Audit Committee
John Harvey (Chairman)
John Coates
Paula Dwyer

Remuneration and Nominations Committee
Reginald Clairs (Chairman)
Katie Lahey
Robert Savage

EMPLOYEES

The Consolidated Entity employed 9,061 employees as at 31 July 2004 (2003: 9,205 employees)

PRINCIPAL ACTIVITIES

The principal activity of the Company and its controlled entities (Consolidated Entity) during the course of the financial year the operation of department stores.

CONSOLIDATED RESULTS

The consolidated net profit of the Consolidated Entity for the year was $65.329 million after deducting income tax expense of $29.379 million.

REVIEW OF OPERATIONS

A detailed review of operations is shown on pages 1 to 13.

DIVIDENDS

Dividends paid or declared by the Company since the end of the previous financial year were:

TYPE	RATE PER SHARE	TOTAL AMOUNT $000	FRANKED/ UNFRANKED	DATE OF PAYMENT
• Paid or declared after the end of the previous financial year:				
– Final 2003 – ordinary	$0.03	12,348	fully franked	5 Nov 2003
• *In respect of the current financial year:*				
Paid or declared during the year				
– Interim 2004 – reset preference	$4.0833	2,654	fully franked	1 Feb 2004
– Interim 2004 – ordinary	$0.05	20,580	fully franked	4 May 2004
– Final 2004 – reset preference	$4.0389	2,626	fully franked	1 Aug 2004
• Paid or declared after end of year				
– Final 2004 – ordinary	$0.06	24,732	fully franked	9 Nov 2004

All dividends paid or declared by the Company since the end of the previous financial year were fully franked at 30%.

STATE OF AFFAIRS

There were no significant changes in the state of affairs of the Consolidated Entity during the financial year.

EVENTS SUBSEQUENT TO REPORTING DATE

A final 2004 ordinary dividend was declared on 28 September 2004. With the exception of this dividend, there has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the Directors of the Company, to affect significantly the operations of the Consolidated Entity, the results of those operations, or the state of affairs of the Consolidated Entity.

LIKELY DEVELOPMENTS

Information as to likely developments in the operations of the Consolidated Entity and the expected results of those operations in subsequent financial years has not been included in this report because the Directors believe, on reasonable grounds, that to include such information would be likely to result in unreasonable prejudice to the Consolidated Entity.

REMUNERATION REPORT

REMUNERATION AND NOMINATIONS COMMITTEE

The Remuneration and Nominations (Committee) operates under the delegated authority of the Board of Directors of David Jones Limited. The Committee charter is available on the David Jones website.

The three independent Non-Executive Directors who are members of the Committee are Reginald Clairs (Chairman of the Committee), Katie Lahey and Robert Savage. The Committee meets no less than three times a year and may, at the discretion of the Chairman, meet more frequently to fulfil its responsibilities. Details of members' qualifications, experience and attendance at Committee meetings are set out on pages 14, 15 and 31 of this report.

The primary purpose of the Committee in relation to remuneration is to assist the Board in fulfilling its corporate governance and oversight responsibilities in respect of remuneration policy and practice.

The Committee reviews the Company's remuneration policies and practices and makes recommendations to the Board with the aim of ensuring such policies and practices:

- assist in the achievement of the Company's strategy and objectives;
- clearly link remuneration to both individual and Company performance;
- provide competitive remuneration that fairly and responsibly rewards Executive Directors and senior management having regard to the interests of shareholders, David Jones performance, the performance of the executive, an appropriate balance between fixed and variable components of remuneration and employment market conditions; and
- comply with the Corporations Act and other relevant legislative requirements.

The Committee undertakes a periodic review of remuneration policy and practice for the purpose of assessing alignment between individual and Company performance and the effectiveness of its implementation. The Committee is responsible for making recommendations to the Board in relation to remuneration policies, fees, salaries, the annual remuneration charge for management, superannuation arrangements and the nature, composition and eligibility criteria of incentive plans applicable to Executive Directors and senior managers.

The Chief Executive Officer and the Group General Manager – Human Resources attend meetings of the Committee at its request and direction. In addition, the Committee has access to other Directors, senior managers and advisers as it may require. David Jones has engaged external advisers during the year on matters of remuneration. All advisers are independent and were engaged solely on the basis of their expertise in the relevant field.

The table below lists those advisers who have been retained during the year.

ADVISER	SERVICES PROVIDED
Egan Associates	Australian non-executive director compensation and benchmarking. Australian executive compensation and benchmarking
Mercer	Australian executive compensation and benchmarking Long Term Incentive Plan review
Freehills	Long Term Incentive Plan and Options review
Minter Ellison	Tax review of Long Term Incentive Plan
Ernst & Young	Audit of share plans
PricewaterhouseCoopers	Valuation of equity based remuneration

REMUNERATION PRINCIPLES

The key principles of the David Jones remuneration policy are integral to embedding a culture that is highly results-oriented and is designed to ensure employees are remunerated in a way that recognises and rewards performance while upholding the interests of shareholders, the Company and the individual.

The key principles of the David Jones remuneration policy are:

- a pay for performance philosophy that ensures executive remuneration is directly linked to the achievement of individual results and the Company's overall performance. The annual performance evaluation process formally assesses the performance of all executives and only those executives who achieve the required level of expected performance participate in the annual remuneration review, Short Term Incentive Scheme and Long Term Incentive Plan; and
- providing remuneration that is market competitive as a means of ensuring it attracts, motivates and retains high performing employees.

The Board and the Committee also recognise that while remuneration is a significant factor in recruiting and retaining high calibre people, other factors play an important role such as the strength of the David Jones brand, business values, corporate and ethical reputation, demonstrated leadership and core Human Resources policies that underpin succession planning and career progression.

COMPANY PERFORMANCE AND REMUNERATION POLICY

Over the course of the past five years, David Jones has focused on establishing a clear line of sight between remuneration policy and performance through the development of Human Resources policies, processes and procedures that recognise, reward and reinforce the high standards of performance required to deliver improved business results.

To this end, the period from 2000 to 2003 focused on overhauling policy, process and procedures relating to the fixed and variable components of remuneration. Key achievements during this period were the development of a remuneration strategy and supporting policy, the design of the Long Term Incentive Plan, the re-design of the Short Term Incentive Scheme and the review and replacement of the appraisal process.

The guiding framework of a remuneration strategy, consistent application of remuneration principles, the introduction of an on-line annual performance evaluation process and the establishment of relevant performance measures and competencies, have been critical enablers to the evolution of the Company's performance culture. Consequently, executives do not expect nor receive, remuneration rewards for anything less than competent performance or the achievement of budgeted results. This has led to the increased availability of remuneration funds to executives with performance levels in the good to excellent range.

During the 2000 to 2003 period, variable remuneration incentives were in place, however, the Company's focus on growth initiatives beyond core department store retailing and its impact on performance indicators meant that variable rewards, such as options and share plans were not realisable, and despite the intention, were not motivating. It is only in the last financial year that variable rewards such as the Long Term Incentive Plan, based on an uplift in Company performance indicators have provided a performance incentive.

The outstanding performance of financial year 2004 reflects the Company's renewed focus on core department store retailing and the tangible link with remuneration drivers of performance.

The table below presents the Company's performance in the 2004 financial year and previous four financial years against key performance indicators.

	FINANCIAL YEAR ENDING				
KEY PERFORMANCE INDICATORS	31 July 2004	26 July 2003	27 July 2002	28 July 2001	29 July 2000
Profit/(Loss) After Tax $000	65,329	(25,466)	6,580	28,044	35,808
Share Price at Balance Date	$1.89	$1.45	$1.00	$1.06	$1.27
Dividend Per Ordinary Share	11.0c	6.0c	7.0c	8.0c	8.0c

REMUNERATION STRUCTURE

Remuneration of executives is comprised of policies and programs that can be classified into two general categories:

1. **Fixed remuneration** which comprises employment cost (made up of base salary plus superannuation provided under the Superannuation Guarantee Contribution) and other benefits provided through salary sacrificing arrangements. Employment costs are determined by reference to formal benchmarked information relating to external employment markets, individual accountabilities, performance and position requirements such as qualifications and experience. David Jones policy in relation to senior managers is to provide the opportunity for above market remuneration for superior performance; and
2. **Variable remuneration** which is comprised of the annual Short-Term Incentive Scheme and Long Term Incentive Plan. The proportion of variable remuneration opportunity varies for senior managers and takes into account level of individual accountability, performance and experience. Participation in these plans encourages senior managers at David Jones to have greater involvement and share in of the future prosperity of the Company and in a way that provides a shared focus with shareholders.

The remuneration structure is designed to achieve an effective balance between fixed and variable components of remuneration.

SHORT TERM INCENTIVE SCHEME

Objectives

The Short Term Incentive Scheme (STI Scheme) is an integral part of the Company's performance culture. The objectives of the STI Scheme are to reward both the results and behaviours consistent with the Company's objectives and values, motivate appropriate strategic behaviours; reinforce accountability for meeting performance and fiscal targets, to balance individual, team and Company performance and drive cultural change within the business.

To ensure ongoing continuous improvement, the objectives of the STI Scheme are comprehensively reviewed, communicated and assessed annually. At the beginning of the financial year the Committee recommends to the Board the STI Scheme performance targets and measures for the Chief Executive Officer and senior management.

Participation

Annual participation in the STI Scheme is dependent on achievement of the required level of performance in the annual performance evaluation process. An executive's performance evaluation result determines whether or not they will participate in the STI Scheme.

Measures

When an executive qualifies for participation in the STI Scheme, the executive is further assessed against specific financial objectives relative to their business unit.

Each executive has a number of measures depending on the focus of the position they occupy, including a key profit measure, for example profit after tax, buying gross profit, stores net profit, credit earnings before income tax. The calculation of bonus payments under the STI Scheme are based on the results achieved against the key profit measures.

At the commencement of the financial year scheme participants are advised of their potential STI reward and the objectives they need to achieve in order to receive an STI bonus payment. The potential reward is determined by reference to a percentage of their employment cost. That percentage is based on the level of position accountability, performance and market data.

At the end of the financial year, the Committee compares the audited financial results to the performance targets to determine the level of achievement and resulting bonus payment.

The Committee reviews the calculated STI rewards for the Chief Executive Officer and senior managers, and recommends to the Board their appropriateness having regard to David Jones overall financial results.

Payment

Once approved by the Board, the STI bonus is paid to participants as a cash based payment. Based on the Company's 2004 financial results, the STI rewards approved by the Board for the Chief Executive Officer and senior management were based on achievement at the stretch performance level.

LONG TERM INCENTIVE PLAN

The Long Term Incentive (LTI) Plan is intended to provide a valuable incentive to senior management to continue to improve on the Company's performance over the longer term and to ensure management and shareholder interests are aligned. The Board considers the motivation and retention of the Chief Executive Officer, the Finance Director and senior management to be vital to the Company's long-term performance. Only senior managers who are able to directly influence the long-term success of the Company participate in the LTI Plan.

The Company designed the LTI Plan and the specific terms of offers made under the plan in consultation with independent remuneration specialists Mercer Human Resource Consulting. The plan's measures of success have been selected to reflect and support David Jones strategic objectives. The performance levels linked to these measures were set by the Board taking into account the performance history of David Jones and realistically achievable goals under the strategic plan.

Only the Executive Directors Mark McInnes and Stephen Goddard are eligible to participate in the LTI Plan.

In accordance with the ASX Listing Rules approval from shareholders is obtained before participation in the LTI Plan commences for Executive Directors.

An offer is made under the LTI Plan to senior managers each financial year and is based on individual performance and subject to final consideration and approval by the Board.

The LTI Plan will continue to operate indefinitely, although this will be subject to ongoing review by the Board in light of changing business requirements and market circumstances. The Board reserves the right to adjust or even to replace the performance measures in the event of significant events (for example an acquisition) which were not foreseen in the Company's business plan for the period, or to take account of the impact of international accounting standards on the Company's financial results.

An offer under the LTI Plan grants an executive the right to a certain number of ordinary shares in the Company which may vest conditional on the achievement of two specific performance measures covering a three year consecutive period and continued employment beyond this time.

These measures are based on proven drivers of shareholder value and were amended by the Board as part of the 2003 strategic review to ensure a closer alignment with the revised Company strategy. The measures are as follows:

Capital Management – this is measured by Return on Funds Employed (ROFE) averaged over the relevant measurement period.

ROFE is earnings before interest and tax before goodwill and after significant items as a percentage of average funds employed (subject to certain potential adjustments at Board discretion). Funds employed equals average debt + average equity (adjusted for future income tax benefits, tax provisions, dividend provisions and restructuring provisions). Funds employed calculation is equivalent to inventory + receivables + fixed assets less trade and other creditors.

Total Shareholder Return (TSR) – this is measured against a peer group of companies over the relevant period.

TSR is the return to shareholders provided by share price appreciation plus dividends expressed as a percentage of the investment. TSR therefore reflects the increase in value delivered to shareholders over the performance period.

TSR is calculated by subtracting the share price at the beginning of the performance period from the share price at the end of that period and adding dividends during the period, and expressing this as a percentage. The share prices used for the purpose of the TSR calculation are determined as the average daily closing price over the three month period immediately preceding the start and end of the performance period. The TSR of all the companies in the peer group, and the Company, will be ranked at the end of the performance period.

If the TSR measure is not achieved within the initial performance measurement period to a threshold level or higher, there will be no entitlement to shares for a participant and the measure will be re-tested at the end of the next year over an extended performance period against the same criteria. If the TSR performance level has been achieved over this extended performance period to a threshold or higher level a participant is entitled to the relevant number of shares, calculated by reference to the extent to which that measure is achieved. If the TSR performance measure is achieved to a threshold level or higher in the initial period it will not be re-tested.

The following table summarises how entitlements are calculated for each of the two performance measures:

			PERFORMANCE LEVEL			
	LTI PLAN OFFER	WEIGHTING	BELOW THRESHOLD	THRESHOLD	TARGET	STRETCH
Total Shareholder Return	2002–2004	50%	<40th %ile	40th %ile	50th %ile	>60th %ile
	2003–2005	50%	<50th %ile	50th %ile	62nd %ile	>75th %ile
	2004–2006	50%	<50th %ile	50th %ile	62nd %ile	>75th %ile
Capital Management	2002–2004	50%	<12.8%	12.8%	14.6%	15.0%
	2003–2005	50%	<15%	15%	17%	19%
	2004–2006	50%	<15%	15%	17%	19%
Reward %	2002–2004	100%	0%	50%	100%	150%
	2003–2005	100%	0%	50%	100%	150%
	2004–2006	100%	0%	50%	100%	150%

For each performance period, as part of an offer, an eligible senior manager receives a schedule indicating the threshold, target and stretch levels of achievement under the Capital Management and TSR measures and the number of shares which may be allocated for achievement at each level. Shares are ordinary shares in David Jones and the number provided is based on a dollar amount expressed as a percentage of employment cost, divided by the share price determined by the volume weighted average performance over five days at a time determined by the Board once the annual financial results are communicated.

At the end of the performance period, measures are assessed and if met, shares are allocated according to performance outcomes across the two performance measures. Shares allocated are subject to a share registry holding lock and approval by the Board is required for the release of any shares.

In relation to the 2002 to 2004 offer made to eligible plan participants, 1,212,000 ordinary shares were allocated on 28 September 2004 in accordance with the LTI Plan rules. As targets at the stretch level of performance were achieved for both the TSR and Capital Management measures, the maximum number of shares was allocated to each participant.

Summary of Long Term Incentive Plan

FEATURE	2003 TO 2005 OFFER	2004 TO 2006 OFFER
Offered to	CEO, Finance Director and senior management	CEO, Finance Director and senior management
Expiry date	31 July 2005	31 July 2006
Performance Measures	• Total Shareholder Return (TSR) compared to peer group • Capital management (ROFE)	
Retesting Rules	The performance period may be extended by one year and retested for the TSR measure	
Plan Status	Performance periods not yet concluded	
Peer Group for TSR Comparator	**ASX listed retailers:** Woolworths Limited, Coles Myer Limited, Harvey Norman Limited, Foodland Limited, Metcash Limited, Colorado Limited, Housewares International Limited, Brazin Limited, Country Road Limited, Strathfield Group Limited, Miller's Retail Limited **Businesses in a 'mature' industry with a minimum market capitalisation greater than $200 million:** GUD Limited, Downer EDI Limited, Bank of Queensland Limited, Ramsay Healthcare Limited, ION Limited, McGuigan Simeon Wines Limited, Crane Group Limited, Hills Industries Limited, Transfield Services Limited, SPC Ardmona Limited, Collection House Limited, GWA International Limited, Adelaide Bank Limited, Australian Pharmaceutical Industries Limited, Reece Australia Limited, Amalgamated Holdings Limited, Adelaide Brighton Limited, Rural Press Limited, Coates Hire Limited, Sigma Limited, Bendigo Bank Limited, Fairfax Limited, APN News and Media Limited and WA News Limited	

The table below summarises the number of ordinary shares allocated and rights granted under the LTI Plan to Executive Directors and the five named senior managers receiving the highest remuneration during the financial year:

		NUMBER OF LTI PLAN RIGHTS			
		GRANTED DURING YEAR[2]			
	ORDINARY SHARES ALLOCATED ON 28 SEPTEMBER 2004[1]	2003–05 GRANT	2004–06 GRANT	OUTSTANDING AT 8 OCTOBER 2004	LAPSED DURING YEAR
Directors					
Mark McInnes	150,000	444,444	394,521	838,965	0
Stephen Goddard	187,500	291,666	237,329	528,995	0
Senior Managers					
Colette Garnsey	67,500	322,222	238,356	560,578	0
Patrick Robinson	67,500	322,222	238,356	560,578	0
Paul Zahra	32,300	322,222	238,356	560,578	0
Teresa Gallo	97,500	93,917	76,798	170,715	0
Peter Helson	60,000	58,333	44,805	103,138	0

[1] The number of ordinary shares allocated relates to rights issued under the LTI Plan in respect of the 2002–2004 offer and reflects the achievement of performance measures at the stretch level.

[2] The number of rights granted is based on the achievement of performance measures at a stretch level. In accordance with the LTI Plan rules the number of shares which may be allocated is dependent on Company and individual performance and can be in the range from zero to the maximum number shown above.

Executive Option Plan (EOP)

Under the Executive Option Plan, options are still on issue in respect of the following two separate offers:

- 1999 Offer – issued on 16 December 1999, with an exercise price of $1.4047, due to expire on 16 December 2004; and
- 2001 Offer – issued on 16 January 2001 with an exercise price of $1.3280, due to expire on 16 January 2006.

All options issued under an earlier offer on 17 December 1998 lapsed on their expiry date of 17 December 2003.

There are two hurdles that must be satisfied for the 1999 and 2001 offers. Options can only be exercised if the Company's performance is equal to or greater than the performance hurdles described below:

- over the three-month period preceding the date of exercise of the options, the median DJL Accumulation Index is equal to, or greater than, the median Mid-Cap 50 Industrials Accumulation Index; and
- at the date of exercise, the closing price of fully paid ordinary shares in the capital of the Company on the Australian Stock Exchange is 15% or greater above the market value of the Company's shares at the date of grant.

During the 2004 financial year, the performance hurdles for each offer were satisfied.

There were no options granted over unissued ordinary shares to any Executive Directors or senior management, as part of their remuneration.

The following options have been exercised during or since the end of the financial year:

DATE OF GRANT	EXPIRY DATE	EXERCISE PRICE	NUMBER OF OPTIONS EXERCISED
16 December 1999	16 December 2004	$1.4047	1,835,000
16 January 2001	16 January 2006	$1.3280	1,875,000

As at 8 October 2004 unissued ordinary shares under the EOP are summarised in the following table:

DATE OF GRANT	EXPIRY DATE	EXERCISE PRICE	NUMBER OF OPTIONS OUTSTANDING	FAIR VALUE PER OPTION AT GRANT DATE[1]
16 December 1999	16 December 2004	$1.4047	510,000	$0.2500
16 January 2001	16 January 2006	$1.3280	590,000	$0.1900
Total outstanding			1,100,000	

[1] Based on an independent valuation by PricewaterhouseCoopers.

No further options are intended to be granted under the EOP as this plan has been replaced by the Long Term Incentive Plan.

EMPLOYEE SHARE PLANS

Exempt Employee Share Plan (EESP)

The EESP was approved by Shareholders at the Annual General Meeting held on 23 November 1998. The EESP provides eligible employees the opportunity to acquire an ownership interest in the Company and was designed to attract a tax concession under Australian income tax legislation to encourage share incentive plans.

Eligible employees may be offered up to $1,000 worth of the Company's ordinary shares each year, provided specific financial and qualitative objectives are met to the satisfaction of the Board.

Shares acquired under an offer must remain in the plan until the earlier of three years after allocation, or termination of employment of the participant.

The Plan Trustee will use funds it receives from the Company to either subscribe to a new issue of shares in the Company on behalf of the participating employee or purchase shares on the Australian Stock exchange on behalf of the participating employee. No shares were issued or purchased on behalf of participants under the EESP for financial year 2004.

Non-Executive Directors of the Company are not eligible to participate in the EESP.

Deferred Employee Share Plan (DESP)
The DESP was approved by Shareholders at the Annual General Meeting held on 23 November 1998. The DESP enables Directors, senior executives and management to acquire ordinary shares in the Company. The Plan was designed to access the available taxation deferral concession legislated by the Commonwealth Government to encourage employees to become shareholders in employer companies.

The plan is a voluntary plan that provides greater choice for eligible employees in the way they receive their remuneration. As the cost of the shares is funded from base pay within the Company's approved annual remuneration budget there is no additional cost to the Company as a result of the operation of the DESP.

The Plan Trustee acquires shares in the Company in the ordinary course of trading on the Australian Stock Exchange on behalf of DESP participants. Under the rules of the DESP, the Board may impose relevant requirements, being performance, vesting and other conditions before shares can be withdrawn from the DESP by the participant.

When a participating employee's employment ends, they will receive the Company's shares held on his or her behalf except for where relevant requirements have been imposed by the Board and not met or where an employee has been dismissed as a result of fraud or wrongful conduct in which case the Board has the discretion to require forfeiture of any shares under the plan.

During financial year 2004, 84,169 ordinary shares have been purchased under the DESP. Non-Executive Directors of the Company may participate in the DESP and during financial year 2004, of the total shares purchased, 2,478 ordinary shares were purchased for Robert Savage and 9,910 ordinary shares were purchased for Reginald Clairs.

Employee Share Plan (ESP) and Employee Share Purchase Plan (ESPP)
The ESP and ESPP were established in 1995 at the time of the Stock Exchange Listing of the Company. The ESP is closed to new members and no offers have been made under the plan since December 1997. The ESPP though established, was never activated. Full details of these Plans are shown in Note 32(b) to the financial report.

Directors' Interests
The relevant interest of each Director in the share capital of the companies within the Consolidated Entity, as notified by the Directors to the Australian Stock Exchange in accordance with Section 205G (1) of the Corporations Act 2001, at the date of this report is as follows:

DIRECTORS	ORDINARY SHARES IN DAVID JONES LIMITED[1]	OPTIONS IN DAVID JONES LIMITED	LTI PLAN RIGHTS[2]	ORDINARY SHARES ALLOCATED ON 28 SEPTEMBER 2004[3]
Robert Savage	62,290			
John Coates AO	38,589			
Reginald Clairs AO	150,564			
Paula Dwyer	30,000	(Not applicable to Non-Executive Directors)		
Katie Lahey	17,554			
John Harvey	30,000			
Mark McInnes	–	800,000	838,965	150,000
Stephen Goddard	225	800,000	528,995	187,500

1 No Reset Preference Shares in David Jones Limited are held by the Directors

2 The number of rights granted over ordinary shares under the LTI Plan is based on the achievement of performance measures at the stretch level. In accordance with the LTI Plan rules the number of ordinary shares which may be allocated is dependent on Company and individual performance and can range from zero to the maximum number shown above.

3 The number of ordinary shares allocated relates to rights issued under the LTI Plan in respect of the 2002–2004 offer and reflects the achievement of performance measures at the stretch level.

EXECUTIVE DIRECTORS

At the date of this report there are two Executive Directors on the David Jones Board, Mark McInnes, Chief Executive Officer and Stephen Goddard, Finance Director.

Summary of Employment Contracts

EXECUTIVE DIRECTOR	CONTRACT EXPIRY DATE	TERMINATION BY COMPANY	TERMINATION BY EXECUTIVE DIRECTOR
Mark McInnes Chief Executive Officer (CEO)	31 July 2005	Pre 31 July 2005, the Company can terminate the CEO by giving written notice for the period ending 31 July 2005. Post 31 July 2005, the Company can terminate the CEO by giving 12 months' written notice. Employment cost and STI and LTI pro-rata entitlements would be paid for the full 12 month period.	Pre 31 July 2005, the CEO can terminate his appointment by giving written notice for the period ended 31 July 2005. Post 31 July 2005, the CEO can terminate his appointment by giving 3 months' written notice. The CEO would be paid a 3 month pro-rata portion of his employment cost, STI and LTI plan entitlements.
Stephen Goddard Finance Director	Not applicable, rolling contract	The Company can terminate the Finance Director by giving 12 months' notice in writing. Employment cost would be paid for 12 months.	The Finance Director can terminate his appointment by giving 3 months' written notice.

After seeking and considering independent advice, the Board is satisfied that the termination arrangements of Mark McInnes and Stephen Goddard are reasonable, having regard to Australian employment practices.

Executive Director Remuneration

EXECUTIVE DIRECTORS	BASE SALARY[1] $	SUPER-ANNUATION[2] $	SHORT TERM INCENTIVE[3] $	SUB TOTAL $	OTHER BENEFITS[4] $	VALUE OF: OPTIONS[5] $	VALUE OF: LTI PLAN RIGHTS[5] $	TOTAL $
Mark McInnes[6]	856,096	77,047	661,478	1,594,621	14,826	44,309	179,896	1,833,652
Stephen Goddard[7]	698,784	59,674	481,034	1,239,492	13,404	44,309	191,819	1,489,024

1 Base Salary represents actual earnings for the period end 31 July 2004, and includes the effect of changes to Employment Cost (EC) during the year.

2 Superannuation represents the Company's obligation under Superannuation Guarantee Legislation (SGC).

3 These amounts are based on performance for the year ending 31 July 2004, however they will be paid in the 2005 financial year. In prior years amounts paid, as opposed to provided in the financial year, have been disclosed. The amounts paid in the financial year ended 31 July 2004, based on performance for the financial year ended 26 July 2003, were as follows: Mark McInnes $238,215, Stephen Goddard $209,447.

4 Other benefits are comprised of company funded car parking and settlement discount. In addition Executive Directors receive point of sale discount in line with that available to all David Jones employees.

5 The Company has adopted the fair value measurement provisions of AASB1046 Director and Executive Disclosures by Disclosing Entities whereby the fair value of options and LTI Plan rights is being amortised over the vesting period and disclosed as part of Director and executive remuneration. The fair value of options and LTI Plan rights has been independently determined by PricewaterhouseCoopers.

6 With effect from 1 October 2003 Mark McInnes remuneration was increased from an EC of $800,000 to an EC of $960,000 (this amount includes SGC of $79,249 and base salary of $880,751).

7 With effect from 1 October 2003 Stephen Goddard remuneration was increased from an EC of $700,000 to an EC of $770,000 (this amount includes SGC of $60,647 and base salary of $709,353).

SENIOR MANAGEMENT

Details of the contracts of employment for the five named senior managers receiving the highest remuneration for 53 weeks ended 31 July 2004 are summarised in the table below

Summary of Employment Contracts

<table>
<tr><th>SENIOR MANAGEMENT</th><th>EXPIRY DATE OF CONTRACT</th><th>TERMINATION BY COMPANY</th><th>TERMINATION BY SENIOR EXECUTIVE</th></tr>
<tr><td>Colette Garnsey
Group General Manager – Apparel, Accessories and Footwear</td><td rowspan="5">Not applicable, rolling contracts</td><td rowspan="4">12 months' written notice. In this case, the executive will be paid their employment cost[1] for the 12 month period. A shorter period of notice may apply if mutually agreed.</td><td rowspan="3">6 months' written notice and payment of employment cost[1] for 6 month period. A shorter period of notice may apply if mutually agreed.</td></tr>
<tr><td>Paul Zahra
Group General Manager – Stores, and Visual Merchandising</td></tr>
<tr><td>Patrick Robinson
Group General Manager – Home and Food</td></tr>
<tr><td>Teresa Gallo
Group General Manager – Human Resources</td><td>3 months' written notice and payment of employment cost[1] for 3 month period.</td></tr>
<tr><td>Peter Helson
General Manager – Credit</td><td>1 month's written notice. In this event, the executive will be paid one months' employment cost[1].</td><td>1 month's written notice and payment of employment cost[1] for 1 month.</td></tr>
</table>

[1] Employment cost is comprised of base salary, superannuation and other benefits provided through salary sacrificing arrangements.

SENIOR MANAGEMENT REMUNERATION

Details of the nature and amount of each element comprising the remuneration package of the five named senior managers receiving the highest remuneration for the 53 weeks ended 31 July 2004 are summarised in the table below.

SENIOR MANAGEMENT	BASE SALARY[1] $	SUPER-ANNUATION[2] $	SHORT TERM INCENTIVE[3] $	SUB TOTAL $	OTHER BENEFITS[4] $	VALUE OF OPTIONS[5] $	VALUE OF LTI PLAN RIGHTS[5] $	TOTAL $
Colette Garnsey	420,944	37,397	281,124	739,465	3,913	16,616	94,488	854,482
Patrick Robinson	402,105	35,903	268,630	702,638	3,658	16,616	94,488	821,400
Paul Zahra	389,253	35,421	268,630	693,304	2,594	7,563	65,079	768,540
Teresa Gallo	293,431	26,408	203,034	522,873	2,060	3,579	92,801	621,313
Peter Helson	286,524	23,322	254,651	564,497	1,632	16,616	57,084	639,829

[1] Base Salary represents actual earnings for the 53 weeks ended 31 July 2004, and reflects changes to EC throughout the year.

[2] Superannuation represents the Company's obligation under Superannuation Guarantee Legislation (SGC).

[3] These amounts are based on performance for the year ending 31 July 2004, however they will be paid in the 2005 financial year. In prior years amounts paid, as opposed to, provided, in the financial year, have been disclosed. The amounts paid in the financial year ended 31 July 2004, based on performance for the financial year ended 26 July 2003, were as follows: Colette Garnsey $126,045, Patrick Robinson $84,424, Paul Zahra $92,870, Teresa Gallo $98,158, Peter Helson $103,260.

[4] This amount represents the value of company funded car parking and settlement discount, in addition to the above the Executive Directors have access to point of sale discount in line with that available to all David Jones employees.

[5] The Company has adopted the fair value measurement provisions of AASB 1046 Director and Executive Disclosures by Disclosing Entities whereby the fair value of rights granted under the LTI Plan and options granted under the Executive Option Plan (EOP) are being amortised over the vesting period and disclosed as part of Director and executive remuneration. An independent valuation of options granted under the EOP and rights to ordinary shares granted under the LTI Plan has been performed by PricewaterhouseCoopers (PwC) in accordance with AASB 1046. In undertaking the valuation of the options and rights, PwC has used the binomial option pricing model with zero exercise price which takes into account factors such as the Company's closing share price at the date of grant, volatility of the underlying share price, risk free rate of return, dividend yield and time to maturity.

NON-EXECUTIVE DIRECTOR REMUNERATION

As with Executive Directors and senior managers the objective in relation to Board remuneration is to ensure the Company continues to attract and retain the calibre of Non-Executive Directors best able to protect the rights and interests of shareholders and uphold accountability to shareholders for its performance. Non-Executive Directors' fees are recommended by the Committee and determined by the Board. Remuneration and benefits specialists that have reputed expertise and experience in Board remuneration, recommend fee levels which are considered in detail by the Committee. Recommended fee levels are based on survey data of comparable companies and an analysis of fee structures for Non-Executive Directors in a cross section of companies, inclusive of retail.

On 14 October 2003 an announcement to the Australian Stock Exchange was made communicating the decision by the Board to cap the retirement benefits of Non-Executive Directors appointed prior to 14 October 2003 at nine years (there being three terms of three years) and to abolish the retirement benefit for all new Non-Executive Directors appointed after 14 October 2003. Effective 1 October 2003, fees payable to each Non-Executive Director who also receive the retirement allowance are $70,000 per annum. In the case of Directors appointed after 14 October 2003 the applicable fee payable is $95,000 per annum to compensate for the discontinuance of retirement benefits. A fee of $180,000 per annum is payable to the Chairman and a fee of $105,000 per annum is payable to the Deputy Chairman.

Effective 1 October 2003, Non-Executive Directors, other than the Chairman and Deputy Chairman receive additional fees of $10,000 per annum for membership of the Audit Committee and $8,000 per annum for membership of the Remuneration and Nominations Committee or $15,000 per annum in the case of the Director who chairs the Audit Committee and $12,000 per annum in the case of the Director who chairs the Remuneration and Nominations Committee. The remuneration of Non-Executive Directors is fixed, that is, Non-Executive Directors do not participate in either the Short-Term Incentive Scheme or Long Term Incentive Plan available to Executive Directors. Details of the nature and amount of each element comprising the remuneration of each Non-Executive Director for the year ended 31 July 2004 are set out in the table set out below:

							RETIREMENT ALLOWANCE	
SURNAME	DIRECTORS' FEES $	COMMITTEE FEES[1] $	SUB TOTAL $	SUPER-ANNUATION $	TOTAL REMUNERATION PAID 2004 $	OTHER BENEFITS[2] $	PROVIDED IN 2004 $	ACCUMULATED ENTITLEMENT AT 31 JULY 2004 $
Robert Savage	171,603	8,150	179,753	16,177	195,930	11,413	82,012	154,200
John Coates	93,047	3,750	96,797	8,712	105,509	7,167	56,014	224,452
Reginald Clairs	65,001	12,750	77,751	6,998	84,749	757	33,320	129,570
John Harvey	65,002	17,750	82,752	7,448	90,200	659	30,862	83,109
Katie Lahey	65,001	9,750	74,751	6,728	81,479	2,895	35,894	204,332
Paula Dwyer	64,742	6,875	71,617	6,445	78,062	931	not eligible	not eligible
			583,421					

In accordance with a resolution of shareholders at the 1999 Annual General Meeting, the maximum aggregate amount permitted to be paid to Non-Executive Directors under the Company's Constitution is $700,000 per annum (excluding mandatory superannuation contributions)

[1] Committee fees for Robert Savage and John Coates paid for part of year only.

[2] Other benefits relate to settlement discount paid on qualifying purchases.

INDEMNIFICATION AND INSURANCE OF DIRECTORS AND OFFICERS

Indemnification

The Company has indemnified the following current Directors of the Company, Robert Savage, John Coates, Mark McInnes, Stephen Goddard, Reginald Clairs, Paula Dwyer, John Harvey and Katie Lahey against all liabilities or loss (other than to the Company or a related body corporate) that may arise from their position as Directors of the Company and its controlled entities, except where the liability arises out of conduct involving a lack of good faith or indemnification is otherwise not permitted under the Corporations Act 2001. The indemnity stipulates that the Company will meet the full amount of any such liabilities, including costs and expenses and covers a period of seven years after ceasing to be a Director of the Company. The indemnity is contained in a Deed of Access, Insurance and Indemnity which also gives each Director access to the Company's books.

The Company has also indemnified the current Directors of its controlled entities and certain members of the Company's senior management for all liabilities and loss (other than to the Company or a related body corporate) that may arise from their position, except where the liability arises out of conduct involving a lack of good faith or indemnification is otherwise not permitted under the Corporations Act 2001.

Insurance Premiums

The Company has paid insurance premiums for one-year cover in respect of Directors' and Officers' liability insurance contracts, for Directors and executive officers of the Company and of its controlled entities. The insurance cover is on standard industry terms and provides cover for loss and liability for wrongful acts in relation to the relevant person's role as a director or officer, except cover is not provided for loss in relation to directors or officers gaining any profit or advantage to which they were not legally entitled, or directors or officers committing any criminal, dishonest, fraudulent or malicious act or omission, or any knowing or wilful violation of any statute or regulation. Cover is only also provided for fines and penalties in limited circumstances and up to a small financial limit.

ENVIRONMENT

The Company takes a responsible approach in relation to the management of environmental matters. All significant environmental risks have been reviewed and the Consolidated Entity has no legal obligation to take corrective action in respect of any environmental matter. To the best of the knowledge and belief of Directors, the Company is not in breach of any environmental legislation in any State or Territory.

TAX CONSOLIDATION

Effective 28 July 2002 and for the purposes of income taxation, the Company and its 100% owned subsidiaries have formed a tax consolidated group. This decision was made subsequent to 26 July 2003. Members of the group have entered into a tax funding agreement in order to allocate income tax expense to the wholly owned subsidiaries on a pro rata basis. In addition, a tax sharing agreement has been established providing for the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations. At balance date, the possibility of default is remote. The head entity of the tax consolidated group is the Company.

As a result of the revised tax legislation, a future income tax benefit (tax loss) of $2,001,925 has been derecognised. There has been no material effect on the provision for deferred tax liabilities. The Company has formally notified the Australian Tax Office of its adoption of the tax consolidation regime.

The consolidated group has applied UIG 52 Income Tax Accounting under the Tax Consolidation System. On adoption of tax consolidation the deferred tax balances and tax liabilities of each of the wholly owned subsidiaries have been transferred to the Company against income tax expense.

AUDIT

The statement by the Consolidated Entity's external auditors to the members of David Jones Limited in relation to the auditors' compliance with the independence requirements of the Corporations Act 2001 and the professional code of conduct for external auditors is set out on page 66 of this report.

No person who was an officer of the Company during the financial year was a director or partner of the Consolidated Entity's external auditor at a time when the Consolidated Entity's external auditors conducted an audit of the Consolidated Entity.

NON-AUDIT SERVICES

As disclosed in Note 10 of this report no non-audit services were undertaken by the Consolidated Entity's external auditors during the year.

PROCEEDINGS ON BEHALF OF THE COMPANY

No proceedings have been brought on behalf of the Company, nor has any application been made in respect of the Company under section 237 of the Corporations Act 2001.

ROUNDING OF AMOUNTS

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order amounts in this report and the accompanying financial report have been rounded off to the nearest $1,000 unless otherwise indicated.

Signed in accordance with a resolution of the Directors

Robert Savage
8 October 2004

STATEMENT OF FINANCIAL PERFORMANCE

For the 53 weeks ended 31 July 2004 and 52 weeks ended 26 July 2003
David Jones Limited and its controlled entities

	Notes	CONSOLIDATED 2004 $000	2003 $000
Revenue from sale of goods	3	**1,769,505**	1,711,169
Cost of sales		**(1,112,347)**	(1,088,172)
Gross profit		**657,158**	622,997
Other revenues from ordinary activities	3	**65,186**	55,269
Employee benefits expense		**(295,214)**	(287,382)
Lease and occupancy expenses		**(165,831)**	(182,032)
Depreciation, amortisation and recoverable amount write downs	15	**(42,882)**	(89,254)
Advertising, merchandising and visual expenses		**(55,774)**	(49,879)
Administration expenses		**(37,789)**	(48,933)
Borrowing costs		**(3,621)**	(4,553)
Carrying amount of assets sold		**(257)**	(305)
Other expenses from ordinary activities		**(26,268)**	(38,256)
Profit/(loss) from ordinary activities before income tax expense		**94,708**	(22,328)
Income tax expense relating to ordinary activities		**(29,379)**	(3,138)
Net Profit/(Loss) from Ordinary Activities after Related Income Tax Expense Attributable to Members of the Parent Entity		**65,329**	(25,466)
Share issue costs		**-**	(74)
Net (decrease) in retained profits on the initial adoption of:			
Revised AASB 1028 – Employee Benefits		**-**	(980)
Total revenue and expenses attributable to members of the parent entity recognised directly in equity		**-**	(1,054)
Total Changes in Equity from Non-Owner Related Transactions Attributable to Members of the Parent Entity		**65,329**	(26,520)
Basic earnings per share	6	**14.6 cents**	(7.5) cents
Diluted earnings per share	6	**14.2 cents**	(7.5) cents
Basic earnings per share before non recurring significant items	6	14.6 cents	9.2 cents
Diluted earnings per share before non recurring significant items	6	14.2 cents	9.2 cents

The consolidated Statement of Financial Performance is to be read in conjunction with the accompanying notes, discussion and analysis.

STATEMENT OF FINANCIAL PERFORMANCE

For the 53 weeks ended 31 July 2004 and 52 weeks ended 26 July 2003
David Jones Limited and its controlled entities

This discussion and analysis is provided to assist readers in understanding the concise financial report.

REVENUE

The Consolidated Entity's revenue from retail sales for 2004 increased by 3.4% to $1,769.5 million and other revenue for 2004 increased by 17.9% to $65.2 million, when compared to the previous year.

Revenue comprises:

	2004 $M	2003 $M
Retail sales	**1,769.5**	1,711.2
Other revenue	**65.2**	55.3
Total Revenue From Ordinary Activities	**1,834.7**	1,766.5

GROSS PROFIT

Gross Profit for the core retail business increased $34.2 million or 5.5% due higher sales and an improvement in gross profit percentage as compared to the previous year.

OPERATING EXPENSES

Total operating expenses have decreased by $73.0 million on the prior year. This reduction in expenses is attributed to the non recurring significant items incurred in 2003, effective expense management and lower debt levels in 2004.

CREDIT CARD EARNINGS

Credit card earnings increased by $5.6 million or 25.3% on the previous year to $27.7 million. This result has been achieved through a combination of growth in interest bearing receivables, a reduction in interest free receivables and effective expense management. Reduced doubtful debts through improved collections management and effective interest rate risk management also contributed to the result.

INCOME TAX

Income Tax expense for 2004 amounted to $29.379 million (2003: $3.138 million) and is higher than the previous year due to the Profit/(Loss) from Ordinary Activities Before Income Tax Expense being $94.7 million as compared to a loss of $22.3 million in 2003.

STATEMENT OF FINANCIAL POSITION

As at 31 July 2004 and 26 July 2003
David Jones Limited and its controlled entities

		CONSOLIDATED	
	Notes	**2004 $000**	2003 $000
CURRENT ASSETS			
Cash assets		**97,844**	17,345
Receivables		**48,708**	47,875
Inventories		**306,190**	289,540
Prepayments		**7,186**	7,366
Land and buildings held for sale	7	**26,152**	–
Total Current Assets		**486,080**	362,126
NON-CURRENT ASSETS			
Property, plant and equipment		**229,577**	246,547
Intangibles		**10,305**	12,178
Deferred tax assets		**39,720**	34,040
Other assets		**5,075**	4,858
Total Non-Current Assets		**284,677**	297,623
Total Assets		**770,757**	659,749
CURRENT LIABILITIES			
Payables		**255,691**	182,735
Interest bearing liabilities		**1,697**	122
Current tax liabilities		**25,198**	3,097
Provisions		**13,124**	28,370
Total Current Liabilities		**295,710**	214,324
NON-CURRENT LIABILITIES			
Deferred tax liabilities		**250**	313
Provisions		**20,707**	20,768
Other deferred liabilities		**6,150**	4,331
Total Non-Current Liabilities		**27,107**	25,412
Total Liabilities		**322,817**	239,736
Net Assets		**447,940**	420,013
Equity			
Contributed equity		**395,365**	394,559
Retained profits	8	**52,575**	25,454
Total Equity	9	**447,940**	420,013

The consolidated Statement of Financial Position is to be read in conjunction with the accompanying notes and discussion and analysis.

DISCUSSION AND ANALYSIS ON STATEMENT OF FINANCIAL POSITION

For the 53 weeks ended 31 July 2004 and 52 weeks ended 26 July 2003
David Jones Limited and its controlled entities

The major movements are:

- **Cash assets** increased by $80.5 million or 464.1% on the previous year. This movement is explained in the Discussion and Analysis on Statement of Cash Flows, on page 52.
- **Receivables** are $0.8 million higher due to a reduction in David Jones store card receivables, offset by an increase in other debtors.
- **Property, plant and equipment** decreased by $16.970 million. This is mainly due to the land and buildings situated at Queen Street, Brisbane being reclassified as current assets.
- **Deferred tax assets** increased by 16.7% in 2004 to $39.7 million, due to timing differences relating to provisions and depreciation.
- **Intangibles** decreased by $1.9 million due to the amortisation of goodwill relating to the Aherns department store business in Western Australia in 2000.
- **Payables** increased by $73.0 million, due to an increase in both trade and sundry creditors.
- **Tax liabilities** increased to $25.2 million due to the higher level of profitability in the current period.
- **Interest bearing liabilities** (borrowings) increased by $1.6 million to $1.6 million and relate to a working capital overdraft facility.
- **Contributed equity** increased due to the issue of 595,000 ordinary shares through the exercise of options under Executive Option Plan.

STATEMENT OF CASH FLOWS

For the 53 weeks ended 31 July 2004 and 52 weeks ended 26 July 2003
David Jones Limited and its controlled entities

	CONSOLIDATED	
	2004 $000	2003 $000
CASH FLOWS FROM OPERATING ACTIVITIES		
Receipts from customers (inclusive of goods and services tax)	**1,826,101**	1,768,354
Payments to suppliers and employees (inclusive of goods and services tax)	**(1,649,474)**	(1,668,420)
Interest received	**3,014**	1,256
Borrowing costs paid	**(3,621)**	(4,553)
Income taxes paid	**(19,901)**	(19,182)
Income tax refund received	**10,866**	1,256
Net Cash inflow from Operating Activities	**166,985**	78,711
CASH FLOWS FROM INVESTING ACTIVITIES		
Payments for property, plant and equipment	**(50,891)**	(61,850)
Proceeds from sale of property, plant and equipment	**112**	185
Repayment of Employee Share Plan loans on forfeited shares	**120**	87
Repayment of Employee Share Plan loans from dividend payments	**41**	36
Net Cash (outflow) from Investing Activities	**(50,618)**	(61,542)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from the issue of ordinary shares under the Executive Option Plan	**750**	–
Payments for share issue costs:		
Reset preference shares	**-**	(74)
Repayment of borrowings	**1,575**	(217)
Dividends paid:		
Ordinary shares	**(32,928)**	(15,570)
Reset preference shares	**(5,265)**	(3,101)
Net Cash (outflow) from Financing Activities	**(35,868)**	(18,962)
Net Increase/(Decrease) in Cash Held	**80,499**	(1,793)
Cash at Beginning of the Financial Year	**17,345**	19,138
Cash at End of the Financial Year	**97,844**	17,345

The consolidated Statement of Cash Flows is to be read in conjunction with the accompanying notes and discussion and analysis.

DISCUSSION AND ANALYSIS ON STATEMENT OF CASH FLOWS

For the 53 weeks ended 31 July 2004 and 52 weeks ended 26 July 2003
David Jones Limited and its controlled entities

Cash flows from operating activities increased from $78.7 million in 2003 to $167.0 million in 2004, due to increased sales, a decrease in expenses and income tax refunds of $10.9 million.

Net cash used in financing activities was impacted by the proceeds from the issue of ordinary shares via the exercise of options issued under the Executive Option Plan of $0.8 million. Dividends paid in cash on ordinary shares were $8.6 million higher than the previous year due to a increase in the dividend rate and suspension of the dividend reinvestment plan.

Capital expenditure of $50.9 million (2003: $61.9 million) is comprised of the following major categories:

	2004 $M	2003 $M
Stores	**43.5**	52.1
Information technology	**3.9**	7.6
Other	**3.5**	2.2
Total Capital Expenditure	**50.9**	61.9

For the 53 weeks ended 31 July 2004 and 52 weeks ended 26 July 2003
David Jones Limited and its controlled entities

1. BASIS OF PREPARATION OF FINANCIAL REPORT

The financial report has been prepared in accordance with the Corporations Act 2001, Accounting Standard AASB 1039 Concise Financial Reports and applicable Urgent Issues Group Consensus Views. The financial statements and specific disclosures required by AASB 1039 have been derived from the Consolidated Entity's full financial report for the financial period. Other information included in the financial report is consistent with the Consolidated Entity's full financial report. The financial report does not, and cannot be expected to, provide as full an understanding of the financial performance, financial position and financing and investing activities of the Consolidated Entity as the full financial report.

The financial report has been prepared on the basis of historical costs and except where stated, does not take into account changing money values or fair values of non-current assets.

These accounting policies have been consistently applied by each entity in the Consolidated Entity and are consistent with those of the previous year.

Where necessary, comparative information has been reclassified to achieve consistency in disclosure with current financial period amounts and other disclosures.

2. TAX CONSOLIDATION

Effective from 28 July 2002 and for the purposes of income taxation, the Company and its 100% owned subsidiaries have formed a tax consolidated group. This decision was made subsequent to 26 July 2003. Members of the group have entered into a tax funding agreement in order to allocate income tax expense to the wholly owned subsidiaries on a pro rata basis. In addition, a tax sharing agreement has been established providing for the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations. At balance date, the possibility of default is remote. The head entity of the tax consolidated group is David Jones Limited.

As a result of the revised tax legislation, a future income tax benefit (tax loss) of $2,001,925 has been derecognised. There has been no material effect on the provision for deferred tax liabilities. David Jones Limited has formally notified the Australian Tax Office of its adoption of the tax consolidation regime.

The consolidated group has applied UIG 52 Income Tax Accounting under the Tax Consolidation System. On adoption of tax consolidation the deferred tax balances and tax liabilities of each of the wholly owned subsidiaries have been transferred to David Jones Limited against income tax expense.

For the 53 weeks ended 31 July 2004 and 52 weeks ended 26 July 2003
David Jones Limited and its controlled entities

	CONSOLIDATED 2004 $000	2003 $000
3. REVENUE FROM ORDINARY ACTIVITIES		
Revenue from sale of goods:	**1,769,505**	1,711,169
Other revenue:		
– Interest received or receivable from other persons	**3,014**	1,256
– Residual revenue – credit card securitisation	**37,932**	31,126
– Settlement discounts received	**18,261**	17,165
– Rental income	**577**	716
– Proceeds from sale of property, plant and equipment	**112**	185
– Sundry revenue	**5,290**	4,821
Total Other Revenue	**65,186**	55,269
Total Revenue from Ordinary Activities	**1,834,691**	1,766,438
4. SIGNIFICANT ITEMS		
The impact of significant items of expense on profit from ordinary activities before income tax was:		
Foodchain business closure		
Lease exit costs	–	14,734
Restructuring costs	–	5,003
Non current assets written off	–	19,313
Total	–	39,050
Online business restructure		
Lease exit costs	–	171
Restructuring costs	–	2,372
Non current assets written off	–	3,883
Total	–	6,426
Other restructuring		
Store closure provision – Rockingham	–	1,296
Lease termination costs – Fountain Gate	–	9,940
Corporate head office	–	1,143
Total	–	12,379
Writedown in value of plant and equipment to recoverable amount		
Stores:		
– Hornsby	–	7,944
– Other	–	8,430
Corporate head office	–	2,260
Total	–	18,634
Accounting policy refinements and other adjustments		
Inventory cost refinements	–	6,390
Other adjustments	–	1,406
Total	–	7,796
Total Significant Items	–	84,285

5. DIVIDENDS

Dividends recognised in the current period are:

	AMOUNT PER SHARE	TOTAL AMOUNT $000	FRANKED/ UNFRANKED	DATE OF PAYMENT
2004				
Final 2003 ordinary	3.000¢	12,348	franked	5 November 2003
Interim 2004 ordinary	5.000¢	20,580	franked	4 May 2004
Interim 2004 reset preference	$4.0833	2,654	franked	1 February 2004
Final 2004 reset preference	$4.0389	2,626	franked	1 August 2004
Total amount		38,208		
Dividends recognised in the prior year are:				
2003				
Final 2002 ordinary	3.000¢	12,089	franked	23 October 2002
Interim 2003 ordinary	3.000¢	12,226	franked	6 May 2003
Interim 2003 reset preference	$4.0883	2,654	franked	1 February 2003
Final 2003 reset preference	$4.0167	2,611	franked	1 August 2003
Total amount		29,580		
Over provision relating to 2001		(11)		
Total amount		29,569		

Franked dividends declared or paid during the year were franked at the tax rate of 30%.

Subsequent Events

Since the end of the financial period, the Directors have declared the followed dividends:

	AMOUNT PER SHARE	TOTAL AMOUNT $000	FRANKED/ UNFRANKED	DATE OF PAYMENT
Final 2004 ordinary	6.000¢	24,732	franked	9 November 2004

The 2004 final dividend of $24.732 million is based on 412,198,689 ordinary shares issued at 31 July 2004. A further 4,215,000 options are outstanding under the Executive Option Plan which may be converted to ordinary shares prior to the payment of the dividend. There are also 1,212,000 ordinary shares allocated under the Long Term Incentive Plan on 28 September 2004, on which the final dividend will be paid.

The financial effect of these dividends has not been brought to account in the financial statements for the period ended 31 July 2004 and will be recognised in subsequent financial reports.

Franked Dividends

The franked portions of the dividend recommended after 31 July 2004 will be franked out of existing franking credits or out of franking credits arising from the payment of income tax in the year ending 30 July 2005.

	CONSOLIDATED	
	2004 $000	2003 $000
Franking credits available for subsequent financial years based on a rate of 30% (2003: 30%)	28,305	11,574

The above amounts represent the balance of the franking account as at the end of the financial period, adjusted for:

(a) franking credits that will arise from the payment of the current tax liability;

(b) franking debits that will arise from the payment of dividends recognised as a liability at the reporting date; and

(c) franking credits that may be prevented from being distributed in subsequent financial years.

In 2003, legislation was enacted which enabled the Company and its wholly owned subsidiaries to be treated as a single entity for income tax purposes. The Company elected to form a tax consolidated group from 28 July 2002. On entry into tax consolidation, the franking credits held in the franking accounts of the subsidiary members were transferred to the Company. Therefore, one franking account is maintained by the Company for the tax consolidated group.

For the 53 weeks ended 31 July 2004 and 52 weeks ended 26 July 2003
David Jones Limited and its controlled entities

	CONSOLIDATED 2004 cents	2003 cents
6. EARNINGS PER SHARE (EPS)		
Basic EPS	**14.6**	(7.5)
Diluted EPS	**14.2**	(7.5)
Basic EPS before non recurring significant items	14.6	9.2
Diluted EPS before non recurring significant items	14.2	9.2

	CONSOLIDATED 2004 $000	2003 $000
Basic EPS and basic EPS before non recurring significant items		
Net profit/(loss) attributable to members	**65,329**	(25,466)
Less: Reset preference share dividends	**(5,279)**	(5,265)
Adjusted net profit/(loss) for basic EPS	**60,050**	(30,731)
Non recurring significant items (refer Note 4)	**–**	84,285
Less: Income tax effect of non recurring significant items	**–**	(16,115)
After tax effect of non recurring significant items	**–**	68,170
Adjusted net profit before non recurring significant items	**60,050**	37,439

	CONSOLIDATED 2004 Number	2003 Number
Weighted average number of ordinary shares used in the calculation of basic and diluted EPS:		
– Basic earnings per share	**411,692,046**	407,451,202
– Diluted earnings per share	**461,521,056**	455,742,166

Potential Ordinary Shares

The 650,000 reset preference shares are potential ordinary shares in accordance with AASB 1027(6) Earnings per Share. The conversion factor of 70.1754 (2003: 74.2938) is calculated in accordance with the conversion formula noted on page 37 of the Reset Preference Share prospectus issued 14 May 2002. Options to purchase ordinary shares issued under the Executive Option Plan are also potential ordinary shares at balance date. The current number of potential ordinary shares is 49,829,010 (2003: 48,290,964). Based on conditions existing at 31 July 2004, these potential ordinary shares are dilutive.

Options

Options to purchase ordinary shares not exercised at 31 July 2004 have been included in the determination of diluted earnings per share. Based on conditions existing at reporting date, the options are potential ordinary shares. The options were not included in the determination of diluted earnings per share for 2003, as they were not potential ordinary shares.

7. LAND AND BUILDINGS HELD FOR SALE

The Consolidated Entity has entered into a binding sale agreement in relation to land and buildings situated at Queen Street, Brisbane, Queensland. As the sale will be completed within 12 months of this report, the land and buildings have been reclassified as a current asset.

	Notes	CONSOLIDATED **2004** **$000**	 2003 $000
8. RETAINED PROFITS			
Retained profits at beginning of period/year		**25,454**	69,380
Net profit attributable to members of the parent entity		**65,329**	(25,466)
Net effect of initial adoption of:			
Revised AASB 1028 "Employee Benefits"		**–**	(980)
Net effect on dividends from:			
Initial adoption of AASB 1044 "Provisions Contingent Liabilities and Contingent Assets"		**–**	12,089
Dividends recognised during the period/year	5	**(38,208)**	(29,569)
Total dividends		**(38,208)**	(17,480)
Retained profits at end of period/year		**52,575**	25,454
9. TOTAL EQUITY RECONCILIATION			
Total equity at beginning of period/year		**420,013**	455,268
Total change in parent entity interest in equity recognised in statement of financial performance		**65,329**	(26,520)
Transactions with owners as owners:			
Contributions of equity:			
Issue of ordinary shares under dividend reinvestment plan		**–**	8,745
Issue of ordinary shares under Executive Option Plan		**806**	–
Dividends	5	**(38,208)**	(17,480)
Total equity at end of period/year		**447,940**	420,013

10. REMUNERATION OF AUDITORS	**2004** **$**	2003 $
Amounts received or due and receivable for audit services:		
– audit and review of financial reports	**449,638**	505,267
– other regulatory audit services	**35,600**	58,000
– audit of accounting policies under the Australian Equivalents of International Financial Reporting Standards (IFRS)	**55,000**	–
	540,238	563,267
Amounts received or due and receivable by the auditor for other services:		
– review of accounting principles in relation to sale and leaseback transaction	**–**	125,000
– review of accounting principles in relation to restructuring	**–**	90,581
– review of accounting policies	**–**	82,374
	–	297,955
	540,238	861,222

11. SEGMENT INFORMATION

(a) Business and Geographical Segments

The Consolidated Entity operates in Australia and is organised into the following divisions by product and service type:

- Department stores comprising David Jones department stores, rack stores, David Jones Online and corporate head office;
- Credit comprising the David Jones' Card; and
- Property comprising the land and buildings owned by David Jones Limited and its controlled entities

The Foodchain by David Jones segment was discontinued during the 2003 financial year.

(b) Segment Accounting Policies

Segment accounting policies are the same as the Consolidated Entity's accounting policies described in Note 1. During the financial year, there were no changes in segment accounting policies, that had a material effect on the segment information.

Rent is charged by the property segment to the department stores segment at current market rates and eliminated on consolidation.

PRIMARY REPORTING – BUSINESS SEGMENTS	DEPARTMENT STORES		FOODCHAIN		CREDIT		PROPERTY		ELIMINATIONS		CONSOLIDATED	
	2004 $000	2003 $000	**2004 $000**	2003 $000	**2004 $000**	2003 $000	**2004 $000**	2003 $000	**2004 $000**	2003 $000	**2004 $000**	2003 $000
REVENUE												
Sales to customers outside the Consolidated Entity	**1,769,505**	1,674,526	**-**	36,643	**-**	–	**-**	–	**-**	–	**1,769,505**	1,711,169
Other revenues from customers outside the Consolidated Entity	**23,077**	21,499	**-**	–	**38,518**	31,799	**-**	–	**-**	–	**61,595**	53,298
Inter-segment revenues	**-**	–	**-**	–	**-**	–	**2,898**	2,780	**(2,898)**	(2,780)	**-**	–
Total segment revenues	**1,792,582**	1,696,025	**-**	36,643	**38,518**	31,799	**2,898**	2,780	**(2,898)**	(2,780)	**1,831,100**	1,764,467
Unallocated revenue											**3,591**	1,971
Total consolidated revenue											**1,834,691**	1,766,438
RESULTS												
Segment results	**67,885**	5,075	**-**	(45,926)	**27,657**	22,069	**2,630**	2,497	**(2,898)**	(2,780)	**95,274**	(19,065)
Unallocated expenses											**(566)**	(3,263)
Net profit from ordinary activities before income tax expense											**94,708**	(22,328)
ASSETS												
Segment assets	**567,391**	559,700	**-**	58	**36,028**	31,394	**26,152**	26,428	**-**	–	**629,571**	617,580
Unallocated assets											**141,186**	42,169
Total assets											**770,757**	659,749
LIABILITIES												
Segment liabilities	**107,538**	95,963	**-**	2,222	**7,128**	6,528	**887**	313	**-**	–	**115,553**	105,026
Unallocated liabilities											**207,264**	134,710
Total liabilities											**322,817**	239,736
OTHER SEGMENT INFORMATION:												
Acquisition of property, plant and equipment, intangible assets and other non-current assets (and disposals)	**50,719**	57,475	**-**	4,373	**172**	2	**-**	–	**-**	–	**50,891**	61,850
Depreciation, amortisation and recoverable amount write down (refer Note 15)	**42,478**	68,261	**-**	20,575	**128**	134	**276**	284	**-**	–	**42,882**	89,254
Non-cash expenses other than depreciation and amortisation	**11,352**	18,402	**-**	(3,616)	**(408)**	(1,156)	**-**	–	**-**	–	**10,944**	13,630

	CONSOLIDATED 2004 $000	2003 $000

12. DISCONTINUED OPERATIONS

On 3 June 2003, the Consolidated Entity announced its intention to close all Foodchain stores and thereby discontinue its operations in this business segment. All four Foodchain stores ceased trading on or before 28 June 2003. The Consolidated Entity has no further contingent liabilities or obligations in respect of any Foodchain leases.

Financial information relating to the discontinued operation for the period to the date of disposal is set out below. Further information is set out in Note 11 – Segment Information.

	2004 $000	2003 $000
Financial performance information for the year ended 31 July 2004 and year ended 26 July 2003		
Revenue from ordinary activities, excluding the sale of segment assets	-	36,643
Revenue from the sale of segment assets	-	–
Total revenue from ordinary activities	-	36,643
Expenses from ordinary activities, excluding the carrying amount of assets sold and written off	-	(63,256)
Carrying amount of assets written off	-	(19,313)
Total expenses from ordinary activities	-	(82,569)
Profit from ordinary activities before income tax	-	(45,926)
Income tax benefit	-	13,778
Net profit/(loss)	-	(32,148)
Financial position information as at 31 July 2004 and 26 July 2003		
Segment assets	-	58
Segment liabilities	-	(2,222)
Net assets	-	(2,164)
Cash flow information for the year ended 31 July 2004 and year ended 26 July 2003		
Net cash provided by operating activities	-	(32,221)
Net cash (used in) investing activities	-	(1,685)
Net cash provided by financing activities	-	33,884
Net increase in cash held	-	(22)
Asset disposals for the year ended 31 July 2004 and year ended 26 July 2003		
Carrying amount of assets	-	19,313
Pre-tax loss on disposal	-	(19,313)
Tax benefit	-	5,794
Loss on disposal after tax	-	(13,519)

For the 53 weeks ended 31 July 2004 and 52 weeks ended 26 July 2003
David Jones Limited and its controlled entities

	CONSOLIDATED 2004 $000	2003 $000
13. LEASE COMMITMENTS		
Operating Lease Commitments		
Future operating lease rentals not provided for in the financial statements and payable:		
– within one year	**85,665**	79,997
– later than one year but not later than five years	**361,142**	347,586
– later than five years	**1,770,330**	1,833,713
	2,217,137	2,261,296
Finance Lease Liabilities		
Finance lease rentals are payable as follows:		
– within one year	**–**	125
– later than one year but not later than five years	**–**	–
– later than five years	**–**	–
	–	125
Less: Future lease finance charges	**–**	3
	–	122
Lease liabilities provided for in the financial statements		
Current	**–**	122
Non-current	**–**	–
	–	122

The Consolidated Entity leases retail premises and warehousing facilities. Generally, the lease agreements are for an average term of 22 years and include renewal options. Under most leases, the Consolidated Entity is responsible for property taxes, insurance, maintenance and expenses related to the leased properties.

The operating lease commitments set out above comprise base rental payments plus agreed percentage increases, and contingent rental payments. Contingent rentals are calculated as a percentage of the turnover of the store occupying the premises with the percentage and turnover threshold at which the additional rentals commence varying with each lease agreement.

Further details in relation to operating leases of retail properties at Bourke Street, Melbourne and Elizabeth and Market Streets, Sydney are disclosed in Note 14.

14. OFF BALANCE SHEET ARRANGEMENTS

The Statement of Financial Position should be read in conjunction with the following off balance sheet arrangements.

(a) Sale and Leaseback Arrangement

The Consolidated Entity entered into a sale and leaseback arrangement with Deutsche Retail Infrastructure Trust (DRIT) in November 2000 whereby the Elizabeth and Market Streets, Sydney and Bourke Street, Melbourne properties were, in-substance, sold by granting a seventy-nine year head lease with DRIT. The non-refundable proceeds received by the Consolidated Entity of $201.85 million were recorded in the 28 July 2001 financial report as proceeds from the sale of property.

Legally, the Consolidated Entity has a recognised right to set-off the receivables ($201.85 million at inception) under the head lease and payables under the loan agreement ($201.85 million at inception) in order to settle on a net basis.

The Consolidated Entity has entered into operating leases in respect of the properties. The operating leases are for an initial term of thirty years with:

- base rentals calculated on floor space with a 2.5% per annum quarterly increase;
- contingent rentals based on turnover, reviewed every five years, with a set upper and lower limit.

The leases contain two further renewal options of thirty years and twenty years.

Under the arrangement, DRIT will provide funds to the Consolidated Entity for the refurbishment of the properties and a disruption allowance for reduction of rentals due to the impact of disruption during the refurbishments.

In these original arrangements, Deutsche Asset Management (Australia) Limited (DAMAL) as responsible entity for the DRIT was to receive the greater of $100 million or 50% of the market value of the properties in year 2079.

The Consolidated Entity has also entered into agreements with Deutsche Bank AG (DB) whereby:

- the Consolidated Entity waives its right to terminate each of the Head Leases
- DB agrees to pay the 50% of the sale proceeds due to DAMAL on sale of the properties in year 2079, or the minimum guarantee amount of $100 million, whichever DAMAL is entitled to, on the Consolidated Entity's behalf
- the Consolidated Entity waives any entitlement to 50% of the proceeds of sale of the properties
- the Consolidated Entity waives its right to buy each property by way of a pre-emptive right and by a last right of refusal

DB is expected to acquire legal title to the properties at year 2079 and the Consolidated Entity has no contractual right to repurchase the properties during or at the end of the 79 year period.

In the original transaction, the Consolidated Entity entered into a put option agreement where elements of DRIT's financing (totalling $146 million) could be put to the Consolidated Entity. This put option is only exercisable in remote circumstances (for example, payment default, demand under or cancellation of David Jones' Syndicated Banking Facility Agreement and trigger events largely associated with the insolvency of the Consolidated Entity). This results in the Consolidated Entity having an element of refinancing risk in the event of a significant fall in the value of the properties, which coincides largely with an insolvency or credit event of the Consolidated Entity. However, equity holders in DRIT take the primary risk of a fall in the improved value of the properties.

The Consolidated Entity has entered into thirty year interest rate swap contracts associated with the transaction. The estimated market values of the payables and receivables under the swaps at 31 July 2004 are $28.471 million and $20.528 million respectively (2003: $51.045 million and $42.795 million). These amounts have not been recognised in the Statement of Financial Position. The difference between the net cash inflows and outflows is recognised as an expense in the Statement of Financial Performance over the term of the swaps.

14. OFF BALANCE SHEET ARRANGEMENTS – continued

(b) Securitisation of David Jones Card Receivables

Receivables from David Jones cardholders are sold to an unrelated third party, in which the Consolidated Entity has no ownership interest. The Consolidated Entity does not have the capacity to control the unrelated third party and accordingly does not consolidate this entity.

Receivables due from David Jones' card holders that have been sold to the third party as at 31 July 2004 amount to $395.226 million (2003: $392.692 million). Of this amount $32.705 million (2003: $38.689 million) has been retained by the third party as over collateralisation. As this amount will be paid to a controlled entity, subject to the performance of the card receivables, it has been included in current receivables in the Statement of Financial Position.

The Consolidated Entity retains the risk for bad debts in respect of the total portfolio of securitisation receivables.

Collectability of the credit card receivables is reviewed on an ongoing basis and to the extent that recovery is doubtful, a provision for doubtful debts is recorded by the Consolidated Entity against the securitisation receivable.

The Consolidated Entity is entitled to the residual revenue arising from the underlying receivables after meeting the purchaser's cost of funds, bad debts and expenses.

	CONSOLIDATED	
	2004 $000	2003 $000
15. DEPRECIATION, AMORTISATION AND RECOVERABLE AMOUNT WRITE DOWNS		
Depreciation	**40,910**	45,457
Amortisation	**1,972**	1,967
Recoverable amount write downs	**–**	41,830
Total	**42,882**	89,254

16. ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

(a) Overview

The Consolidated Entity will be required to comply with the Australian equivalents of the International Financial Reporting Standards (IFRS), as issued by the Australian Accounting Standards Board, when it reports for the half-year ending 28 January 2006 and year ending 29 July 2006.

The transition rules for adoption of IFRS require the statement of comparative financial statements using Australian equivalents of IFRS, except for AASB 132 "Financial Instruments: Disclosure and Presentation" and AASB 139 "Financial Instruments: Recognition and Measurement".

This financial report has been prepared in accordance with Australian Accounting Standards and other financial reporting requirements (Australian GAAP). The key differences between Australian GAAP and IFRS identified to date as potentially having a significant effect on the Consolidated Entity's financial performance and financial position are summarised in (c) below. The summary should not be taken as an exhaustive list of all the differences between Australian GAAP and IFRS.

The potential impact on the Consolidated Entity's financial performance and financial position on the adoption of IFRS at the transition date of 1 August 2004 has not yet been quantified due to the short time period between finalisation of IFRS and the date of this report. The financial impact of adopting IFRS on future years will also depend on the particular circumstances prevailing in those years.

(b) Management of the Consolidated Entity's Transition to IFRS

In 2003, the Board established a formal project team, comprised of representatives from finance, other departments and third party advisers to manage the Consolidated Entity's convergence to IFRS. The team is chaired by the Finance Director and reports quarterly to the Audit Committee. The IFRS project team has developed a detailed plan for managing the adoption of IFRS (including the training of staff and changing systems and internal controls) and is currently on schedule.

The IFRS project team has completed its assessment of the impact of IFRS on the Consolidated Entity and has identified a number of accounting policy changes that will need to be made.

The project is now in the design phase, which involves the formulation of revised accounting policies and procedures, the design of systems and processes to support the transition to IFRS and the identification of the potential financial effect of adopting IFRS. Priority is being given to the preparation of an opening balance sheet in accordance with IFRS as at 1 August 2004.

The final phase of implementation will be completed by 30 July 2005 and includes implementation of identified changes to accounting and business procedures, processes and systems. On the completion of this phase of the project the Consolidated Entity will be able to generate fully IFRS compliant financial reports.

(c) Key differences

Set out below are the key areas where accounting policies will change and may have an impact on the financial report. At this stage, the Consolidated Entity has not been able to reliably quantify the impacts on the financial report.

(i) AASB 2: Shared Based Payment (AASB 2)

Under AASB 2, the fair value of equity instruments issued to employees as remuneration will be recognised as an expense in the income statement over the relevant vesting periods. This standard is not limited to options and also extends to other forms of equity based remuneration, such as rights issued under the Consolidated Entity's Long Term Incentive Plan. It applies to all share based payments issued after 7 November 2002, which have not vested as at 1 January 2005. A transitional adjustment to recognise the expense determined by reference to the fair value of all equity instruments issued, will be made retrospectively against opening retained earnings at transition date. Reliable estimation of the future financial effects of this change in accounting policy is impracticable as the details of future equity based remuneration plans are unknown.

(ii) AASB 112: Income Taxes (AASB 112)

On transition to AASB 112, a method of accounting for income taxes, known as the "balance sheet liability method" will be adopted, replacing the "tax effect income statement" approach currently used. Under the balance sheet method the Consolidated Entity will recognise deferred tax balances in the balance sheet when there is a difference between the carrying value of an asset or liability and its tax bases. It is expected that adoption of AASB 112 may require the Consolidated Entity to carry higher levels of deferred tax assets and liabilities, although at this stage the IFRS project has not identified a material transitional adjustment.

For the 53 weeks ended 31 July 2004 and 52 weeks ended 26 July 2003
David Jones Limited and its controlled entities

16. ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS – continued

(iii) AASB 117: Leasing (AASB 117)

Under AASB 117 there are no apparent substantial changes in accounting requirements for existing leases including the sale and leaseback arrangement referred to in Note 14(a), however the Consolidated Entity's analysis is still being finalised.

(iv) AASB 136: Impairment of Assets (AASB 136)

Under AASB 136 the recoverable amount of assets will be assessed if there is an indication of impairment by comparing the carrying value of the group of assets identified for each "cash generating unit" (CGU) to the recoverable amount of the CGU. Recoverable amount will be determined on a discounted cash flow basis. Impairment losses determined at the transition date will be adjusted against opening retained earnings and future impairment losses will be recognised as an expense. Reliable estimation of the future financial effects of this change in accounting policy is impracticable because the conditions under which impairment will be assessed are not yet known.

(v) AASB 138: Intangible Assets (AASB 138)

The Consolidated Entity's current accounting policy is to amortise goodwill over the period of expected benefit. Under AASB 138 goodwill acquired in a business combination will no longer be amortised, but instead will be subject to impairment testing at each reporting date, or upon the occurrence of triggers that may indicate a potential impairment. If there is an impairment loss, it will be recognised immediately in the income statement. The prohibition of amortisation of goodwill will have the effect of reducing operating expenses and therefore improve reported profits of the Consolidated Entity, subject to any impairment charges that may be required from time to time.

(vi) AASB 132: Financial Instruments: Disclosure and Presentation (AASB 132) and AASB 139: Financial Instruments: Recognition and Measurement (AASB 139).

Reset Preference Shares

IFRS has different recognition rules to Australian GAAP in relation to the classification of certain financial instruments. As the conversion option contained in the Consolidated Entity's Reset Preference Shares (RPS) does not expose the holders to any equity risks, the RPS will be classified as a debt instrument under AASB 139. This represents a change from the current classification of the RPS as equity under Australian GAAP. The RPS distributions will as a result of this debt classification, be treated as interest expense not dividends, leading to an increase in borrowing costs and a corresponding reduction in reported profit.

Securitisation

Under AASB 132 previously securitised credit card receivables will be brought back on balance sheet at transition and on an on-going basis. There will be no net income statement impact, however interest income and interest expense will be grossed up.

Derivative Instruments

Under AASB 139 the Consolidated Entity's accounting policy will change and all derivatives, whether used as hedging instruments or otherwise, will be recognised on-balance sheet at fair value at each reporting date. Changes in the value of the derivatives, including embedded derivatives that are not closely related to the host contract, will be recorded in the income statement unless hedge accounting requirements are satisfied. Hedge accounting requires strict documentation and "effectiveness testing" to be satisfied. Where hedge effectiveness tests are met, changes in fair value will be recognised directly in equity. Ineffectiveness outside the prescribed range precludes the use of hedge accounting, in which case the fair value changes will be recognised in the income statement. The financial effect of this change in accounting policy at transition and on an ongoing basis is subject to period end market valuations and has not yet been reliably estimated.

Financial Assets and Liabilities

IFRS introduces new measurement requirements for financial assets including the requirement for certain assets such as receivables to be measured at fair value. All receivables need to be assessed for impairment by reference to the recoverable amount or fair value which is determined by discounting the receivable over the period the amount is expected to be received. Impairment losses will be recognised as an expense leading to a reduction in reported profit. In addition revenue from sales on interest free terms will reduce due to the effect of discounting. This will be offset by increased interest income in subsequent periods as the effect of the discounting reverses. The future financial effect of this change in accounting policy and the classification of financial assets into the categories prescribed by AASB 139 has not yet been fully completed.

DIRECTORS' DECLARATION

For the 53 weeks ended 31 July 2004 and 52 weeks ended 26 July 2003
David Jones Limited and its controlled entities

In the opinion of the Directors of David Jones Limited the accompanying concise financial report of the Consolidated Entity, comprising David Jones Limited and its controlled entities, for the 53 weeks ended 31 July 2004 set out on pages 47 to 64:

(a) has been derived from and is consistent with the full financial report for the financial year; and

(b) complies with Accounting Standard AASB 1039 Concise Financial Reports; Urgent Issues Group Consensus Views; and the Corporations Act 2001.

Signed in accordance with a resolution of the Directors:



Robert Savage
Director

Sydney
8 October 2004

INDEPENDENT AUDIT REPORT

To members of David Jones Limited

SCOPE

The Concise Financial Report and Directors' Responsibility

The concise financial report comprises the statement of financial position, statement of financial performance, statement of cash flows and accompanying notes to the financial statements, for David Jones Limited (the company) and the Consolidated Entity for the 53 weeks ended 31 July 2004. The Consolidated Entity comprises both the company and the entities it controlled during the year.

The directors of the company are responsible for preparing a concise financial report that complies with Accounting Standard AASB 1039 "Concise Financial Reports", in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the concise financial report.

Audit Approach

We conducted an independent audit on the concise financial report in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the concise financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the concise financial report is presented fairly in accordance with Accounting Standard AASB 1039 "Concise Financial Reports". We formed our audit opinion on the basis of these procedures, which included:

- testing that the information in the concise financial report is consistent with the full financial report, and
- examining, on a test basis, information to provide evidence supporting the amounts, discussion and analysis, and other disclosures in the concise financial report that were not directly derived from the full financial report.

We have also performed an independent audit of the full financial report of the company for the 53 weeks ended 31 July 2004. Our audit report on the full financial report was signed on 8 October 2004, and was not subject to any qualification. For a better understanding of our approach to the audit of the full financial report, this report should be read in conjunction with our audit report on the full financial report.

INDEPENDENCE

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001. In addition to our audit of the full and concise financial reports, we were engaged to undertake the services disclosed in the notes to the financial statements of the full financial report. The provision of these services has not impaired our independence.

AUDIT OPINION

In our opinion, the concise financial report of David Jones Limited complies with Accounting Standard AASB 1039 "Concise Financial Reports".

Ernst & Young

S J Ferguson
Partner

Sydney
8 October 2004

SHAREHOLDER INFORMATION

As at 13 September 2004
David Jones Limited and its controlled entities

Current shareholder information is available on the Company's website which is updated regularly.
Top 20 Ordinary and Reset Preference Shareholders (RPS)

SHAREHOLDER	ORDINARY	%	NO.	RPS	%	NO.
National Nominees Limited	30,597,415	7.42	1			
J P Morgan Nominees Australia Limited	26,989,630	6.54	2			
Westpac Custodian Nominees Limited	21,159,829	5.13	3	74,594	11.66	1
AMP Life Limited	6,970,580	1.69	4			
RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/c>	6,304,842	1.53	5			
ANZ Nominees Limited	5,902,112	1.43	6	54,088	8.45	2
Citicorp Nominees Pty Limited	4,520,913	1.10	7	21,779	3.40	3
RBC Global Services Australia Nominees Pty Limited <PIIC A/c>	4,421,854	1.07	8			
UBS Nominees Pty Ltd <Prime Broking A/c>	4,270,056	1.04	9			
Queensland Investment Corporation	3,420,908	0.83	10			
Mr Vijay Vijendra Sethu				20,000	3.13	4
Argo Investments Limited	3,302,075	0.80	11	10,000	1.56	5
Government Superannuation Office <A/c State Super Fund>	3,118,203	0.76	12			
Cogent Nominees Pty Limited	2,757,523	0.67	13			
Citicorp Nominees Pty Limited <CFSIL CFS WS SMALL COMP A/c>	2,657,357	0.64	14			
Berne No 132 Nominees Pty Ltd <RMB A/c>	2,564,704	0.62	15			
Rexbury Nominees Pty Ltd <384595 A/c>	2,418,117	0.59	16			
Cogent Nominees Pty Limited <SMP Accounts>	1,956,076	0.47	17			
Transport Accident Commission	1,935,165	0.47	18			
Yanawe Investments Pty Limited	1,926,100	0.47	19			
Gwynvill Securities Pty Ltd	1,330,700	0.32	20			
Permanent Trustees Company Limited				6,981	1.09	6
Irrewarra Investments Pty Ltd <SH A/c>				5,400	0.84	7
Matrix Investments Pty Ltd <Matrix Holdings A/c>				5,000	0.78	8
Troxfield Pty Ltd <The Rosebery Super Fund A/c>				5,000	0.78	9
Fortis Clearing Nominees P/L <Settlement A/c>				4,364	0.68	10
Permanent Trustee Australia Limited <SMF0036 A/c>				4,056	0.63	11
Employers Mutual Limited				3,224	0.50	12
Mr Edward Furnival Griffin & Mrs Deborah Ann Griffin <Griffin Super Fund A/c>				3,135	0.49	13
National Nominees Limited				2,900	0.45	14
Brispot Nominees Pty Ltd <House Head Nominee No 1 A/c>				2,892	0.45	15
Amits Enterprises Pty Ltd				2,500	0.39	16
Australian Industrial Sands Pty Ltd				2,500	0.39	17
Mrs Jennifer P T Darvall				2,500	0.39	18
Permanent Trustee Company Ltd <PTCOO90>				2,500	0.39	19
Elise Nominees Pty Limited				2,319	0.36	20
	138,524,159	**33.59**		**235,732**	**36.81**	

The 20 largest ordinary shareholders hold 33.59% of the ordinary shares of the Company.

The 20 largest reset preference shareholders hold 36.81% of the reset preference shares of the Company.

As at 13 September 2004
David Jones Limited and its controlled entities

SUBSTANTIAL SHAREHOLDINGS

Substantial Shareholder Notices received up to 13 September 2004

	ORDINARY SHARES	EXTENT OF INTEREST	DATE OF LAST NOTIFICATION
Barclays Global Investors Australia Limited	24,946,920	6.05%	17.08.04

CLASS OF SHARES AND VOTING RIGHTS

At 13 September 2004 there were 75,590 holders of the ordinary shares of the Company and 4,477 holders of the reset preference shares of the Company.

The voting rights attaching to the ordinary shares set out in clause 5.8 of the Company's Constitution are on a show of hands, every member present has one vote; and on a poll, every member present has one vote for each fully paid share held by the member and in respect of which the member is entitled to vote.

The voting rights attaching to the reset preference shares are set out in clause 2.2 of the Company's Constitution. Reset preference shareholders are not entitled to vote at any general meeting of the Company except in certain circumstances, in which case reset preference shareholders will have one vote per reset preference share held. Reset preference shareholders have the same rights as ordinary shareholders to receive accounts, reports and notices of meetings of the Company and to attend any general meetings of the Company.

DIVIDEND SCHEDULE

Details of dividends paid on ordinary shares and reset preference shares during the current and previous financial year are set out in the Directors' Report on page 32.

For a full up to date schedule of all dividends paid by David Jones Limited, since listing in 1995, these are set out in the "For Investors" section of the David Jones website.

DISTRIBUTION OF SHAREHOLDERS

CATEGORY	ORDINARY SHARES AS AT 13 SEPTEMBER 2004	ORDINARY SHARES AS AT 12 SEPTEMBER 2003	RESET PREFERENCE SHARES AS AT 13 SEPTEMBER 2004	RESET PREFERENCE SHARES AS AT 12 SEPTEMBER 2003
1 – 1000	7,985	8,279	4,435	4,783
1,001 – 5,000	58,791	58,798	35	43
5,001 – 10,000	5,737	5,896	3	1
10,001 – 100,000	2,969	3,083	4	6
100,001 and over	108	97	0	0
	75,590	76,153	4,477	4,833
Less than a marketable parcel	1,985	2,493	3	1

OPTIONS AS AT 8 OCTOBER 2004

510,000	executive options expiring 16 December 2004 exercisable at $1.4047	– unlisted	11 holders
590,000	executive options expiring 16 January 2006 exercisable at $1.3280	– unlisted	13 holders
1,100,000			

SHAREHOLDER REWARDS SCHEME

Shareholders who own a minimum of 2,000 ordinary shares in David Jones Limited are entitled to participate in the Shareholder Rewards Scheme, whereby discounts are provided on a range of merchandise. Discount is only available on purchases made with the David Jones Shareholder Credit Card. An annual membership fee of $50 is applied to new ordinary shareholders who purchase shares and enroll in the scheme after 1 October 2001. The fee is not applied to ordinary shareholders enrolled in the scheme prior to this date. Reset preference shareholders are not entitled to participate in the Shareholder Rewards Scheme. The Company retains the right to suspend or vary the Scheme if it ceases to be competitive or to generate value for all shareholders.

CORPORATE DIRECTORY

PRINCIPAL REGISTERED OFFICE
86–108 Castlereagh Street, Sydney, NSW 2000

Telephone	(02) 9266 5544
Facsimile	(02) 9261 5717 – Corporate
	(02) 9267 3895 – General Retail
Telephone number for all Stores	133 DJS (133 357)

LOCATIONS OF ALL STORES
David Jones stores are located in New South Wales, Australian Capital Territory, Victoria, Queensland, South Australia and Western Australia. For details of individual stores, these are shown in the 'Stores' section of the David Jones website.

Website **www.davidjones.com.au**

COMPANY SECRETARY
John A. Simmonds FCIS ASIA



2004 DAVID JONES LIMITED ANNUAL REPORT
The concise annual report, the full financial report and the Notice of Meeting and general shareholder information can be accessed on our website under 'For Investors'. Announcements made to ASX during the year are put on the website.

Further financial information can be obtained from the 2004 financial report which is available, free of charge, on request from the Share Registry by calling 1800 652 207. Alternatively, both the concise annual report and the full financial report can be accessed from the 'For Investors' section at the David Jones website **www.davidjones.com.au**

Upon accessing the site, click on 'For Investors' at the bottom of the screen to go through to releases and reports.

SHARE REGISTRY
Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street, Sydney, NSW 2000
GPO Box 7045, Sydney, NSW 1115

Telephone	1800 652 207 – Toll Free
Facsimile	(02) 8234 5050
Website	www.computershare.com

Shareholders can access from the David Jones website under 'For Investors' for information and services relevant to their holding, including dividend payment history details.

Anyone can visit the Share Registry website to access a range of information about David Jones Limited including the closing price of David Jones Limited shares, graphs showing market prices over a requested period and graphs showing volumes traded over a requested period. Shareholders can register their email address through the Share Registry website to receive shareholder communications electronically.

STOCK EXCHANGE
The Company is listed on the Australian Stock Exchange.
The Home Exchange is Sydney.

DESIGNED BY SPATCHURST

For Corporate and Customer Information please visit us at **www.davidjones.com.au**












DAVID JONES LIMITED
ABN 75 000 074 573 ACN 000 074 573

DAVID JONES FINANCIAL REPORT 2004















CONTENTS

2004 DAVID JONES LIMITED ANNUAL REPORT

This 2004 financial report and the 2004 concise annual report together comprise the 2004 David Jones Limited annual report. This 2004 financial report should be read together with the 2004 concise annual report, containing the Directors' Report.

If you require a copy of the 2004 concise annual report please contact the Share Registry on 1800 652 207. Alternatively, both the 2004 financial report and the 2004 concise annual report can be accessed from the 'For Investors' section of the David Jones website **www.davidjones.com.au**.
Upon accessing the site, click on 'For Investors' at the bottom of the screen to go through to releases and reports.

STATEMENTS OF FINANCIAL PERFORMANCE

	Notes	CONSOLIDATED 2004 $000	2003 $000	DAVID JONES LIMITED 2004 $000	2003 $000
Revenue from sale of goods	2(a)	**1,769,505**	1,711,169	**1,769,505**	1,711,169
Cost of sales		**(1,112,347)**	(1,088,172)	**(1,112,347)**	(1,088,172)
Gross profit		**657,158**	622,997	**657,158**	622,997
Other revenues from ordinary activities	2(a)	**65,186**	55,269	**26,055**	103,278
Employee benefits expense		**(295,214)**	(287,382)	**(295,128)**	(287,275)
Lease and occupancy expenses		**(165,831)**	(182,032)	**(168,728)**	(184,813)
Depreciation, amortisation and recoverable amount write downs	2(a)	**(42,882)**	(89,254)	**(40,660)**	(86,575)
Advertising, merchandising and visual expenses		**(55,774)**	(49,879)	**(55,775)**	(49,835)
Administration expenses		**(37,789)**	(48,933)	**(37,019)**	(48,914)
Borrowing costs	2(a)	**(3,621)**	(4,553)	**(1,179)**	(4,508)
Carrying amount of assets sold		**(257)**	(305)	**(256)**	(305)
Other expenses from ordinary activities		**(26,268)**	(38,256)	**(26,911)**	(39,181)
Profit/(Loss) from ordinary activities before income tax expense		**94,708**	(22,328)	**57,557**	24,869
Income tax (expense)/benefit relating to ordinary activities	5	**(29,379)**	(3,138)	**(13,528)**	7,185
Net Profit/(Loss) from ordinary activities after related income tax expense attributable to members of the parent entity	26	**65,329**	(25,466)	**44,029**	32,054
Share issue costs		**–**	(74)	**–**	(74)
Net (decrease) in retained profits on the initial adoption of revised AASB 1028 – Employee Benefits		**–**	(980)	**–**	(980)
Total revenue and expenses attributable to members of the parent entity recognised directly in equity		**–**	(1,054)	**–**	(1,054)
Total changes in equity from non-owner related transactions attributable to members of the parent entity		**65,329**	(26,520)	**44,029**	31,000
Basic EPS	7	**14.6c**	(7.5)c		
Diluted EPS	7	**14.2c**	(7.5)c		
Basic EPS before non recurring significant items	7	14.6c	9.2c		
Diluted EPS before non recurring significant items	7	14.2c	9.2c		

The Statements of Financial Performance should be read in conjunction with the accompanying notes to the financial statements.

STATEMENTS OF FINANCIAL POSITION

As at 31 July 2004 and 26 July 2003
David Jones Limited and its controlled entities

	Notes	CONSOLIDATED 2004 $000	CONSOLIDATED 2003 $000	DAVID JONES LIMITED 2004 $000	DAVID JONES LIMITED 2003 $000
CURRENT ASSETS					
Cash assets	8	**97,844**	17,345	**8,844**	9,344
Receivables	9	**48,708**	47,875	**12,889**	16,166
Inventories	10	**306,190**	289,540	**306,190**	289,614
Prepayments	11	**7,186**	7,366	**6,762**	7,805
Land and buildings held for sale	12	**26,152**	–	**–**	–
Total current assets		**486,080**	362,126	**334,685**	322,929
NON-CURRENT ASSETS					
Other financial assets	13	**–**	–	**105,243**	105,243
Property, plant and equipment	14	**229,577**	246,547	**229,442**	219,715
Intangibles	15	**10,305**	12,178	**–**	–
Deferred tax assets	16	**39,720**	34,040	**39,720**	29,711
Other assets	17	**5,075**	4,858	**4,907**	3,410
Total non-current assets		**284,677**	297,623	**379,312**	358,079
Total assets		**770,757**	659,749	**713,997**	681,008
CURRENT LIABILITIES					
Payables	18	**255,691**	182,735	**194,312**	181,602
Interest bearing liabilities	19	**1,697**	122	**1,697**	–
Current tax liabilities	20	**25,198**	3,097	**25,198**	–
Provisions	21	**13,124**	28,370	**13,086**	28,337
Total current liabilities		**295,710**	214,324	**234,293**	209,939
NON-CURRENT LIABILITIES					
Deferred tax liabilities	22	**250**	313	**250**	–
Provisions	23	**20,707**	20,768	**20,707**	20,768
Other deferred liabilities	24	**6,150**	4,331	**6,150**	4,331
Total non-current liabilities		**27,107**	25,412	**27,107**	25,099
Total liabilities		**322,817**	239,736	**261,400**	235,038
Net assets		**447,940**	420,013	**452,597**	445,970
EQUITY					
Contributed equity	25	**395,365**	394,559	**395,365**	394,559
Retained profits	26	**52,575**	25,454	**57,232**	51,411
Total equity		**447,940**	420,013	**452,597**	445,970

The Statements of Financial Position should be read in conjunction with the accompanying notes to the financial statements.

STATEMENTS OF CASH FLOWS

	Notes	CONSOLIDATED 2004 $000	CONSOLIDATED 2003 $000	DAVID JONES LIMITED 2004 $000	DAVID JONES LIMITED 2003 $000
CASH FLOWS FROM OPERATING ACTIVITIES					
Receipts from customers (inclusive of Goods and Services Tax)		**1,826,101**	1,768,354	**1,793,014**	1,733,279
Payments to suppliers and employees (inclusive of Goods and Services Tax)		**(1,649,474)**	(1,668,420)	**(1,641,100)**	(1,667,392)
Interest received		**3,014**	1,256	**2,546**	982
Interest paid and other costs of finance:					
– controlled entities		**-**	–	**(466)**	(3,847)
– others		**(3,621)**	(4,553)	**(712)**	(661)
Income tax paid		**(19,901)**	(19,182)	**(19,901)**	(5,106)
Income tax refund received		**10,866**	1,256	**10,740**	70
Dividends received		**-**	–	**-**	80,000
Net cash inflow from operating activities	35(c)	**166,985**	78,711	**144,121**	137,325
CASH FLOWS FROM INVESTING ACTIVITIES					
Purchase of property, plant and equipment		**(50,891)**	(61,850)	**(50,891)**	(78,857)
Proceeds from sale of property, plant and equipment		**112**	185	**112**	185
Repayment of Employee Share Plan loans on forfeited shares		**120**	87	**120**	87
Repayment of Employee Share Plan loans from dividend payments		**41**	36	**41**	36
Net cash (outflow) from investing activities		**(50,618)**	(61,542)	**(50,618)**	(78,549)
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from the issue of ordinary shares under Executive Option Plan		**750**	–	**750**	–
Payments for share issue costs:					
Reset preference shares		**-**	(74)	**-**	(74)
Repayment of external borrowings		**1,575**	(217)	**1,697**	(673)
Net movement in loans with controlled entities		**-**	–	**(58,257)**	(38,692)
Dividends paid:					
Ordinary shares		**(32,928)**	(15,570)	**(32,928)**	(15,570)
Reset preference shares		**(5,265)**	(3,101)	**(5,265)**	(3,101)
Net cash (outflow) from financing activities		**(35,868)**	(18,962)	**(94,003)**	(58,110)
Net increase/(decrease) in cash held		**80,499**	(1,793)	**(500)**	666
Cash at beginning of the financial period		**17,345**	19,138	**9,344**	8,678
Cash at end of the financial period	35(a)	**97,844**	17,345	**8,844**	9,344

The Statements of Cash Flows should be read in conjunction with the accompanying notes to the financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Preparation

The financial report is a general-purpose financial report which has been prepared in accordance with Australian Accounting Standards, Urgent Issues Group Consensus views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

The financial report has been prepared in accordance with the historical cost convention except where stated and does not take into account changing money values or current valuations of non-current assets. Unless otherwise stated the accounting policies adopted are consistent with those of the previous year.

(b) Principles of Consolidation

The consolidated financial statements are those of the Consolidated Entity, comprising the parent company, David Jones Limited (the Company) and all entities that the Company controlled from time to time during the period and at balance date. A list of controlled entities is contained in Note 33.

Information from the financial statements of subsidiaries is included from the date the Company obtains control until such time as control ceases. Where there is loss of control of a subsidiary, the consolidated financial statements include the results for the part of the reporting period during which the Company had control.

Acquisitions are accounted for using the purchase method of accounting.

The financial statements of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

All intercompany balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full.

(c) Goodwill

Goodwill, represents the excess of the purchase consideration plus incidental costs over the fair value of the identifiable net assets acquired on acquisition of a controlled entity.

Goodwill is amortised on a straight-line basis not exceeding twenty years and reviewed in accordance with the policy set out in Note 1(d).

(d) Non-Current Assets

The carrying amounts of non current assets measured using the cost basis are reviewed to determine whether they are in excess of their recoverable amount at reporting date. If the carrying amount of a non current asset exceeds its recoverable amount, the asset is written down to the lower amount. In assessing recoverable amounts of non-current assets, the relevant cash-flows have been discounted to their present value using a discount rate of 10.8%.

(e) Other Financial Assets

Investments in controlled entities are carried in the financial statements of the Company at the lower of cost and their recoverable amount. Dividends are brought to account in the statement of financial performance when declared by the controlled entity.

(f) Property, Plant and Equipment

Cost

All property, plant and equipment (including property held for sale) is measured at cost.

The cost of property, plant and equipment constructed by the Consolidated Entity includes the cost of materials and direct labour, and an appropriate proportion of fixed and variable overheads.

Depreciation

Depreciation is calculated on a straight-line basis to write off the cost of each item of property (excluding land), plant, fittings and fixtures over its expected useful life to the Consolidated Entity. Estimates of remaining useful lives are made on a regular basis for all assets.

The expected useful lives are as follows:

Buildings and integral plant	10.0 – 66.7 years
Plant, fittings and fixtures	3.7 – 20.0 years
Computer hardware and software	3.7 years

Leased Plant and Equipment

A distinction is made between finance leases which effectively transfer from the lessor to the lessee substantially all the risks and benefits incidental to ownership of leased non-current assets (finance leases) and operating leases under which the lessor effectively retains substantially all such risks and benefits.

Finance Leases

Finance leases are capitalised. A lease asset and liability are established at the present value of minimum lease payments. Lease payments are allocated between the principal component of the lease liability and the interest expense.

The lease asset is amortised on a straight-line basis over the term of the lease, or where it is likely that the Consolidated Entity will obtain ownership of the asset, the life of the asset. Lease assets are being amortised over periods ranging from three to five years.

Operating Leases

Payments made under operating leases are charged to the statement of financial performance in equal instalments over the accounting periods covered by the lease term.

(g) Pre-Opening Expenses

Pre-opening expenses in connection with new stores are charged to the statement of financial performance in the period in which they are incurred.

(h) Foreign Currency

Transactions in foreign currencies of entities within the Consolidated Entity are converted to local currency at the rate of exchange ruling at the date of the transaction.

Foreign currency monetary items that are outstanding at the reporting date (other than monetary items arising under foreign currency contracts where the exchange rate for that monetary item is fixed in the contract) are translated using the spot rate at the end of the financial year.

A monetary item arising under a foreign currency contract outstanding at the reporting date where the exchange rate for the monetary item is fixed in the contract is translated at the exchange rate fixed in the contract.

Except for certain specific hedges, all resulting exchange differences arising on settlement or re-statement are recognised as revenues and expenses for the financial year. Any gains or costs on entering a hedge are deferred and amortised over the life of the contract.

Where a purchase or sale is specifically hedged, exchange gains or losses on the hedging transaction arising up to the date of purchase or sale and costs, premiums and discounts relative to the hedging transaction are deferred and included in the measurement of the purchase or sale. Exchange gains and losses arising on the hedge transaction after that date are taken to net profit.

It is the Consolidated Entity's policy not to engage in speculative foreign currency trading.

(i) Taxes

Income Taxes

Tax-effect accounting is applied using the liability method whereby income tax is regarded as an expense and is calculated on the accounting profit after allowing for permanent differences. To the extent timing differences occur between the time items are recognised in the financial statements and when items are taken into account in determining taxable income, the net related taxation benefit or liability, calculated at current rates, is disclosed as a future income tax benefit or a provision for deferred income tax. The net future income tax benefit relating to tax losses and timing differences is not carried forward as an asset unless the benefit is virtually certain of being realised.

Goods and Services Tax (GST)

Revenue, expenses and assets are recognised net of the amount of GST except:

- where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
- receivables and payables are stated with the amount of GST included

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the statement of financial position.

Cash flows are included in the statement of cash flows on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

(j) Inventories

Finished goods on hand or in transit are valued at the lower of cost and net realisable value with cost primarily being determined using the retail inventory method. This method utilises the current selling prices of inventories and reduces prices to cost by the application of average department mark up ratios. Further adjustments are made to ensure the carrying value of inventories is stated at the lower of cost and net realisable value.

Volume related supplier rebates are recognised as a reduction in the cost of inventory and are recorded as a reduction of cost of sales when the inventory is sold. Inventories do not include finished goods on hand in store concession departments as these goods are purchased from the supplier immediately prior to a sales transaction occurring.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(k) Employee Entitlements

Wages and Salaries and Annual Leave

Liabilities for wages and salaries and annual leave are recognised for employees services up to the reporting date, and are measured at the amounts expected to be paid when the liabilities are settled.

Long Service Leave

A liability for long service leave is recognised, and is measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and period of service. Expected future payments are discounted using interest rates on national government guaranteed securities with terms to maturity that match, as closely as possible, the estimated future cash outflows.

Profit Sharing and Bonus Plans

A liability for employee benefits in the form of profit sharing and bonus plans is recognised in other creditors when there is no realistic alternative but to settle the liability and at least one of the following conditions is met:

- there are formal terms in the plan for determining the amount of the benefit
- the amounts to be paid are determined before the time of completion of the financial report, or
- past practice gives clear evidence of the amount of the obligation

Liabilities for profit sharing and bonus plans are expected to be settled within 12 months and are measured at the amounts expected to be paid when they are settled.

Equity-Based Remuneration Schemes

The Company has four employee share ownership plans, an Executive Option Plan and a Long Term Incentive Plan (refer Note 32(b)).

The fair value of equity based compensation grants (including options) to employees and Directors are not recognised as an expense in the statement of financial performance.

The market value of shares issued to employees under the equity-based remuneration schemes described in Note 32 is not being charged as an employee entitlement expense. When the shares are issued, their market value is recognised in the statement of financial position as share capital. The costs of administering these schemes, including losses incurred on the sale of forfeited shares by the trustee, are expensed as incurred.

Superannuation

The Company and certain controlled entities contribute to several defined contribution superannuation plans. Contributions are made in accordance with the relevant trust deeds and the Superannuation Guarantee Charge and are charged against income as they are made.

(l) Directors' Retirement Allowance

A retirement allowance is paid to Non-Executive Directors, who have served in this capacity for a minimum period of three years. The allowance is paid when the Director ceases to hold office.

The retirement allowance is calculated using a factor based on the number of years' service multiplied by the average annual Directors' fees over the three years prior to the date of ceasing to be a Non-Executive Director. The factors range from 1.125 for three years' service to a maximum of 3.286 for nine years and over. Directors taking office after 14 October 2003 are not entitled to the retirement allowance.

Provision is made for all Non-Executive Directors' present entitlement and a pro rata provision is made for those that have been in office for less than three years.

(m) Revenue Recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Revenue from Sale of Goods

Revenue from the sale of goods includes concession sales, and is net of actual returns made. Revenue from store sales is recognised when control and possession of the goods passes to the buyer. For online sales, revenue is recognised at the time payment is received. Sales made on interest free, deferred payment terms for periods of greater than one year are discounted to their fair value using as a discount rate the securitisation funding cost for credit card receivables.

Residual Revenue – Credit Card Receivables

Residual revenue arising from the securitisation of David Jones' card receivables is recognised as it accrues (refer Note 28).

Disruption Allowance

The disruption allowance received as a result of building works under the sale and leaseback arrangement represents a reimbursement for rent incurred during a major refurbishment and compensates for the associated loss of sales and gross profit, and incremental expenses in the period.

Rent and occupancy expenses for the period are disclosed net of an amount of $3,043,677 (2003: $2,820,999) for disruption allowance. In the 2004 financial period, this major refurbishment work was undertaken in the Foodhall of the Market Street, Sydney store, several floors in the Elizabeth Street, Sydney store and the Foodhall of the Bourke Street, Melbourne store.

Interest and Rent
Interest income is recognised as it accrues. Rent is recognised when the Consolidated Entity has attained control of a right to be compensated for the provision of its assets.

Proceeds from Sale of Property, Plant and Equipment
The gross proceeds of asset sales are included as other revenue. Revenue on disposal of property, plant and equipment is brought to account at the date an unconditional contract of sale is signed.

Purchase and Promotional Incentives
Promotional and advertising subsidies are offset against promotion and advertising costs. Settlement discounts are taken into income in the period to which the purchase relates.

(n) Cost of Sales
Cost of sales comprises cost of inventory sold during the period and normal retail shrinkage.

(o) Borrowing Costs
Borrowing costs are recognised as expenses in the period in which they are incurred.

(p) Shareholder Discount
Shareholder discount on sales is expensed.

(q) Service Warranties
Provision is made at balance date for the estimated liability relating to warranty claims on electrical goods covered by the Consolidated Entity's one year warranty extension program. The provision is estimated with reference to the level of sales of eligible products, the manufacturer's warranty period and the historical level of warranty claims. The Consolidated Entity's warranty extension program applies to sales made on eligible products prior to September 2003 (refer Note 23)

(r) Derivatives
The Consolidated Entity is exposed to changes in interest rates and foreign currency exchange rates from its activities. It is the Consolidated Entity's policy to use derivative financial instruments to hedge these risks within established policy.

The accounting for forward foreign exchange contracts is in accordance with Note 1(h).

The net amount receivable or payable under interest rate swap agreements is progressively brought to account over the period to settlement. The amount recognised is accounted for as an adjustment to interest and finance charges during the period and included in other debtors or other creditors at each reporting date.

When an interest rate swap is terminated early and the underlying hedged transactions are still expected to occur as designated, the gains or losses arising on the swap upon its early termination continue to be deferred and are progressively brought to account over the period during which the hedged transactions are recognised.

When an interest rate swap is terminated early and the underlying hedged transaction are no longer expected to occur as designated, the gains or losses arising on the swap upon its early termination are recognised in the statement of financial performance as at the date of the termination.

With the exception of an interest rate swap relating to dividends that may be payable on reset preference shares the Consolidated Entity's policy does not allow derivative financial instruments to be held for speculative trading purposes.

(s) Payables
Liabilities for trade and other creditors are carried at cost, which is the fair value of the consideration to be paid in the future, for goods and services received, whether or not billed to the Consolidated Entity.

(t) Interest Bearing Liabilities
Loans are carried on the statement of financial position at their principal amount subject to set off arrangements. Interest expense is accrued at the contracted rate and included in payables.

(u) Cash Assets
Cash on hand and in banks and short term deposits are stated at nominal value.

For purposes of the statement of cash flows, cash includes cash at bank and on hand, deposits at call and bank overdraft.

(v) Contributed Equity
Issued and paid up capital is recognised at the fair value of the consideration received by the Company.

Any transaction costs arising on the issue of shares are recognised directly in equity as a reduction of the share proceeds received.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(w) Financial Instruments

Where financial instruments, such as reset preference shares issued by the Company, have no fixed maturity, are redeemable at the option of the Company and have no cumulative dividend obligations, the proceeds received are classified as equity and the related distributions as dividends.

(x) Earnings Per Share (EPS)

Basic EPS is calculated as net profit attributable to members, adjusted to exclude costs of servicing equity *(other than dividends) and preference share dividends*, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Basic EPS before non-recurring significant items is calculated in the same manner as basic EPS with the exception that additional adjustments are made to exclude from net profit attributable to members significant items of a non recurring nature.

Diluted EPS is calculated as net profit attributable to members, adjusted for:

- Costs of servicing equity (other than dividends) and preference share dividends;
- The after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

Diluted EPS before non recurring significant items is calculated in the same manner as diluted EPS with the exception that additional adjustments are made to exclude from net profit attributable to members significant items of a non recurring nature.

(y) Dividends

Provision is made for the amount of any dividend declared by the Directors on or before the end of the financial year but not distributed at balance date.

(z) Restructuring costs

Liabilities arising directly from undertaking a restructuring program, not in connection with the acquisition of an entity or operations, are recognised when a detailed plan of the restructuring activity has been developed and implementation of the restructuring program as planned has commenced, by either entering into contracts to undertake the restructuring activities or making a detailed announcement such that affected parties are in no doubt the restructuring program will proceed.

The cost of restructurings provided for, other than related employee termination benefits, is the estimated cash flows, having regard to the risks of the restructuring activities, discounted using market yields at balance date on national government guaranteed bonds with terms to maturity and currency that match, as closely as possible, the expected future payments, where the effect of discounting is material.

Liabilities for employee termination benefits associated with restructurings are brought to account on the basis described in the accounting policy note for employee entitlements (Note 1(k)).

(aa) Provisions

Provisions are recognised when the Consolidated Entity has a legal, equitable or constructive obligation to make a future sacrifice of economic benefits to other entities as a result of past transactions or other past events, it is probable that a future sacrifice of economic benefits will be received and a reliable estimate can be made of the amount of the obligations.

(ab) Trade Receivables

Trade receivables are recognised and carried at original invoice amount less a provision for any uncollectible debts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred.

Receivables from related parties are recognised and carried at the nominal amount due. Interest is recognised as income on an accruals basis.

(ac) Comparatives

Where necessary, comparatives have been reclassified and repositioned for consistency with current year disclosures.

(ad) Rounding of Amounts

Amounts in the financial report have been rounded to the nearest thousand dollars, or in certain cases, to the nearest dollar, in accordance with the Class Order 98/0100 issued by the Australian Securities & Investments Commission.

	Notes	CONSOLIDATED 2004 $000	CONSOLIDATED 2003 $000	DAVID JONES LIMITED 2004 $000	DAVID JONES LIMITED 2003 $000
2. PROFIT FROM ORDINARY ACTIVITIES					
(a) Profit from ordinary activities before income tax expense has been earned after charging/(crediting) the following items:					
Revenue from sale of goods		**(1,769,505)**	(1,711,169)	**(1,769,505)**	(1,711,169)
Other Revenue:					
– Interest received or receivable from other persons		**(3,014)**	(1,256)	**(2,546)**	(982)
– Dividends from controlled entities		**–**	–	**–**	(80,000)
– Residual revenue – credit card securitisation	1(m)	**(37,932)**	(31,126)	**–**	–
– Settlement discounts received		**(18,261)**	(17,165)	**(18,261)**	(17,165)
– Rental income		**(577)**	(716)	**(577)**	(716)
– Proceeds from sale of property, plant and equipment		**(112)**	(185)	**(112)**	(185)
– Sundry revenue		**(5,290)**	(4,821)	**(4,559)**	(4,230)
Total other revenue		**(65,186)**	(55,269)	**(26,055)**	(103,278)
Total Revenue		**(1,834,691)**	(1,766,438)	**(1,795,560)**	(1,814,447)
Borrowing costs:					
– controlled entities		**–**	–	**466**	3,847
– other persons		**3,621**	4,553	**713**	661
Total borrowing costs		**3,621**	4,553	**1,179**	4,508
Amount set side to provide for Directors' retirement allowance	1(l)	**238**	194	**238**	194
Net bad and doubtful debts expense including movement in provision for doubtful debts					
– David Jones' card receivables		**5,782**	5,381	**–**	–
– other		**(636)**	2,184	**(636)**	2,184
Rental charges on operating leases:					
– controlled entities – minimum lease payments		**–**	–	**2,647**	2,534
– other persons – minimum lease payments		**79,210**	76,172	**79,036**	75,619
– contingent rentals		**2,565**	3,121	**2,565**	3,121
Total rental charges		**81,775**	79,293	**84,248**	81,274
Depreciation of:					
– buildings		**276**	284	**–**	–
– plant, fittings and fixtures		**40,635**	45,173	**40,660**	45,190
Amortisation of:					
– goodwill		**1,873**	1,873	**–**	–
– finance leased plant, fittings and fixtures		**98**	94	**–**	–
Asset write downs		**–**	41,830	**–**	41,385
Total depreciation, amortisation and recoverable amount writedowns		**42,882**	89,254	**40,660**	86,575
Loss on sale of assets		**145**	120	**145**	120
Net foreign exchange loss/(gain)		**(35)**	22	**(35)**	22

	Notes	CONSOLIDATED 2004 $000	CONSOLIDATED 2003 $000	DAVID JONES LIMITED 2004 $000	DAVID JONES LIMITED 2003 $000
2. PROFIT FROM ORDINARY ACTIVITIES – continued					
(b) Significant Items					
The impact of significant items of expense on profit from ordinary activities before income tax was:					
Foodchain business closure	37				
Lease exit costs		–	14,734	–	14,734
Restructuring costs		–	5,003	–	5,003
Non-current assets written off		–	19,313	–	19,313
Total		–	39,050	–	39,050
Online business restructure					
Lease exit costs		–	171	–	171
Restructuring costs		–	2,372	–	2,372
Non-current assets written off		–	3,883	–	3,438
Total		–	6,426	–	5,981
Other restructuring					
Store closure provision – Rockingham		–	1,296	–	1,296
Lease termination costs – Fountain Gate		–	9,940	–	9,940
Corporate head office		–	1,143	–	1,143
Total		–	12,379	–	12,379
Write down in value of plant and equipment to recoverable amount					
Stores:					
– Hornsby		–	7,944	–	7,944
– Other		–	8,430	–	8,430
Corporate head office		–	2,260	–	2,260
Total		–	18,634	–	18,634
Accounting policy refinements and other adjustments					
Inventory cost refinements		–	6,390	–	6,390
Other adjustments		–	1,406	–	1,406
Total		–	7,796	–	7,796
Total Significant Items		–	84,285	–	83,840

3. SEGMENT INFORMATION

Business and Geographical Segments

The Consolidated Entity operates in Australia and was organised into the following divisions by product and service type for the financial period:

- Department Stores comprising David Jones department stores, rack stores, David Jones Online and corporate head office;
- Credit comprising the David Jones' Card; and
- Property comprising the land and buildings owned by the Consolidated Entity.

The Foodchain by David Jones segment was discontinued during the 2003 financial year (refer Note 37).

Segment Accounting Policies

Segment accounting policies are the same as the Consolidated Entity's policies described in Note 1. During the financial year, there were no changes in segment accounting policies that had a material effect on the segment information.

Rent is charged by the Property segment to the Department Stores segment at current market rates and eliminated on consolidation.

PRIMARY REPORTING – BUSINESS SEGMENTS	DEPARTMENT STORES		FOODCHAIN		CREDIT		PROPERTY		ELIMINATIONS		CONSOLIDATED	
	2004 $000	2003 $000	**2004 $000**	2003 $000	**2004 $000**	2003 $000	**2004 $000**	2003 $000	**2004 $000**	2003 $000	**2004 $000**	2003 $000
REVENUE												
Sales to customers outside the Consolidated Entity	**1,769,505**	1,674,526	**–**	36,643	**–**	–	**–**	–	**–**	–	**1,769,505**	1,711,169
Other revenues from customers outside the Consolidated Entity	**23,077**	21,499	**–**	–	**38,518**	31,799	**–**	–	**–**	–	**61,595**	53,298
Inter-segment revenues	**–**	–	**–**	–	**–**	–	**2,898**	2,780	**(2,898)**	(2,780)	**–**	–
Total segment revenues	**1,792,582**	1,696,025	**–**	36,643	**38,518**	31,799	**2,898**	2,780	**(2,898)**	(2,780)	**1,831,100**	1,764,467
Unallocated revenue											**3,591**	1,971
Total consolidated revenue											**1,834,691**	1,766,438
RESULTS												
Segment results	**67,885**	5,075	**–**	(45,926)	**27,657**	22,069	**2,630**	2,497	**(2,898)**	(2,780)	**95,274**	(19,065)
Unallocated expenses											**(566)**	(3,263)
Net profit from ordinary activities before income tax expense											**94,708**	(22,328)
ASSETS												
Segment assets	**567,391**	559,700	**–**	58	**36,028**	31,394	**26,152**	26,428	**–**	–	**629,571**	617,580
Unallocated assets											**141,186**	42,619
Total assets											**770,757**	659,749
LIABILITIES												
Segment liabilities	**107,538**	95,963	**–**	2,222	**7,128**	6,528	**887**	313	**–**	–	**115,553**	105,026
Unallocated liabilities											**207,264**	134,710
Total liabilities											**322,817**	239,736
OTHER SEGMENT INFORMATION:												
Acquisition of property, plant and equipment, intangible assets and other non-current assets (and disposals)	**50,719**	57,475	**–**	4,373	**172**	2	**–**	–	**–**	–	**50,891**	61,850
Depreciation, amortisation and recoverable amount write down (refer Note 2(a))	**42,478**	68,261	**–**	20,575	**128**	134	**276**	284	**–**	–	**42,882**	89,254
Non-cash expenses other than depreciation and amortisation	**11,352**	18,402	**–**	(3,616)	**(408)**	(1,156)	**–**	–	**–**	–	**10,944**	13,630

	CONSOLIDATED 2004 $	CONSOLIDATED 2003 $	DAVID JONES LIMITED 2004 $	DAVID JONES LIMITED 2003 $
4. REMUNERATION OF AUDITORS				
Amounts received or due and receivable for audit services:				
– audit and review of financial reports	**449,638**	505,267	**449,638**	505,267
– other regulatory audit services	**35,600**	58,000	**35,600**	58,000
– audit of accounting policies under the Australian Equivalents of International Financial Reporting Standards (IFRS)	**55,000**	–	**55,000**	–
	540,238	563,267	**540,238**	563,267
Amounts received or due and receivable by the auditor for other services:				
– *review of accounting principles in relation* to sale and leaseback transaction	**–**	125,000	**–**	125,000
– review of accounting principles in relation to restructuring	**–**	90,581	**–**	90,581
– review of accounting policies	**–**	82,374	**–**	82,374
	–	297,955	**–**	297,955
	540,238	861,222	**540,238**	861,222

	2004 $000	2003 $000	2004 $000	2003 $000
5. INCOME TAX				
The income tax expense for the financial period differs from the amount calculated on the profit/(loss). The differences are reconciled as follows:				
Profit/(loss) from ordinary activities before income tax expense	**94,708**	(22,328)	**57,557**	24,869
Income tax calculated at 30% (2003: 30%)	**28,412**	(6,698)	**17,267**	7,461
Tax effect of permanent differences:				
– depreciation of buildings	**(620)**	(730)	**(377)**	–
– amortisation of goodwill	**562**	562	**–**	–
– non-deductible restructuring costs	**–**	9,253	**–**	9,253
– sale and leaseback	**1,198**	767	**1,198**	767
– sundry items	**92**	547	**92**	(103)
– transfer from subsidiaries under tax funding agreement	**–**	–	**(4,043)**	–
– dividends receivable from controlled entities	**–**	–	**–**	(24,000)
Income tax adjusted for permanent differences	**29,644**	3,701	**14,137**	(6,622)
Under/(over) provision in previous period	**(265)**	(563)	**(609)**	(563)
Income tax expense/(benefit) attributable to ordinary shares	**29,379**	3,138	**13,528**	(7,185)
Income tax expense/(benefit) comprises:				
Current taxation provision	**38,118**	10,797	**22,611**	(460)
Deferred tax liability	**(63)**	1	**(63)**	–
Future income tax benefit	**(8,411)**	(7,097)	**(8,411)**	(6,162)
Over provision in prior period	**(265)**	(563)	**(609)**	(563)
	29,379	3,138	**13,528**	(7,185)

Tax Consolidation

Effective from 28 July 2002 and for the purposes of income taxation, the Company and its 100% owned subsidiaries have formed a tax consolidated group. This decision was made subsequent to 26 July 2003. Members of the group have entered into a tax funding agreement in order to allocate income tax expense to the wholly owned subsidiaries on a pro rata basis. In addition, a tax sharing agreement has been established which provides for the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations. At balance date, the possibility of default is remote. The head entity of the tax consolidated group is the Company.

5. INCOME TAX – continued

As a result of the revised tax legislation, a future income tax benefit (tax loss) of $2,001,925 has been derecognised. There has been no material effect on the provision for deferred tax liabilities. The Company has formally notified the Australian Tax Office of its adoption of the tax consolidation regime.

The consolidated group has applied UIG 52 Income Tax Accounting under the Tax Consolidation System. On adoption of tax consolidation the deferred tax balances and tax liabilities of each of the wholly owned subsidiaries have been transferred to the Company against income tax expense.

6. DIVIDENDS

Dividends recognised in the current period are:

	AMOUNT PER SHARE	TOTAL AMOUNT $000	FRANKED/ UNFRANKED	DATE OF PAYMENT
2004				
Final 2003 ordinary	3.000¢	12,348	franked	5 November 2003
Interim 2004 ordinary	5.000¢	20,580	franked	4 May 2004
Interim 2004 reset preference	$4.0833	2,654	franked	1 February 2004
Final 2004 reset preference	$4.0389	2,626	franked	1 August 2004
Total amount		38,208		
Dividends recognised in the prior year are:				
2003				
Final 2002 ordinary	3.000¢	12,089	franked	23 October 2002
Interim 2003 ordinary	3.000¢	12,226	franked	6 May 2003
Interim 2003 reset preference	$4.0883	2,654	franked	1 February 2003
Final 2003 reset preference	$4.0167	2,611	franked	1 August 2003
Total amount		29,580		
Over provision relating to 2001		(11)		
Total amount		29,569		

Franked dividends declared or paid during the period were franked at the tax rate of 30%.

Subsequent Events

Since the end of the financial period, the Directors have declared the followed dividend:

	AMOUNT PER SHARE	TOTAL AMOUNT $000	FRANKED/ UNFRANKED	DATE OF PAYMENT
Final 2004 ordinary	6.000¢	24,732	franked	9 November 2004

The 2004 final dividend of $24.732 million is based on 412,198,689 ordinary shares issued at 31 July 2004 (Note 25(b)). A further 4,215,000 options are outstanding under the Executive Option Plan (Note 32(b)(v)) which may be converted to ordinary shares prior to the payment of the dividend. There are also 1,212,000 ordinary shares which were allocated under the Long Term Incentive Plan on 28 September 2004, on which the final dividend will be paid. The financial effect of this dividend has not been brought to account in the financial statements for the period ended 31 July 2004 and will be recognised in subsequent financial reports.

Franked Dividends

The franked portions of the dividend recommended after 31 July 2004 will be franked out of existing franking credits or out of franking credits arising from the payment of income tax in the year ending 30 July 2005.

	CONSOLIDATED		DAVID JONES LIMITED	
	2004 $000	2003 $000	**2004 $000**	2003 $000
Franking credits available for subsequent financial years based on a rate of 30% (2003: 30%)	28,305	11,574	28,305	1,878

The above amounts represent the balance of the franking account as at the end of the financial period, adjusted for:

(a) franking credits that will arise from the payment of the current tax liability;

(b) franking debits that will arise from the payment of dividends recognised as a liability at the reporting date; and

(c) franking credits that may be prevented from being distributed in subsequent financial years.

In 2003, legislation was enacted which enabled the Company and its wholly owned subsidiaries to be treated as a single entity for income tax purposes. The Company elected to form a tax consolidated group from 28 July 2002. On entry into tax consolidation, the franking credits held in the franking accounts of the subsidiary members were transferred to the Company. Therefore, one franking account is maintained by the Company for the tax consolidated group.

	CONSOLIDATED 2004 cents	2003 cents
7. EARNINGS PER SHARE (EPS)		
Basic EPS	**14.6**	(7.5)
Diluted EPS	**14.2**	(7.5)
Basic EPS before non recurring significant items	14.6	9.2
Diluted EPS before non recurring significant items	14.2	9.2

	CONSOLIDATED 2004 $000	2003 $000
Basic EPS and basic EPS before non recurring significant items		
Net profit/(loss) attributable to members	**65,329**	(25,466)
Less: Reset preference share dividends	**(5,279)**	(5,265)
Adjusted net profit/(loss) for basic EPS	**60,050**	(30,731)
Non recurring significant items (Note 2(b))	**–**	84,285
Less: Income tax effect of non recurring significant items	**–**	(16,115)
After tax effect of non recurring significant items	**–**	68,170
Adjusted net profit before non recurring significant items	**60,050**	37,439

	CONSOLIDATED 2004 number	2003 number
Weighted average number of ordinary shares used in the calculation of basic and diluted earning per share		
– Basic earnings per share	**411,692,046**	407,451,202
– Diluted earnings per share	**461,521,056**	455,742,166

Potential Ordinary Shares

The 650,000 reset preference shares are potential ordinary shares in accordance with AASB 1027(6) Earnings per Share. The conversion factor of 70.1754 (2003: 74.2938) is calculated in accordance with the conversion formula noted on page 37 of the Reset Preference Share prospectus issued on 14 May 2002. Options to purchase ordinary shares issued under the Executive Option Plan (refer Note 32(b)(v)) are also potential ordinary shares at balance date. The current number of potential ordinary shares is 49,829,010 (2003: 48,290,964). Based on conditions existing at 31 July 2004, these potential ordinary shares are dilutive.

Options

Options to purchase ordinary shares not exercised at 31 July 2004 have been included in the determination of diluted earnings per share. Based on conditions existing at reporting date, the options are potential ordinary shares (refer Note 32(b)(v)). These options were not included in the determination of diluted earnings per share for 2003, as they were not potential ordinary shares.

	Notes	CONSOLIDATED 2004 $000	CONSOLIDATED 2003 $000	DAVID JONES LIMITED 2004 $000	DAVID JONES LIMITED 2003 $000
8. CURRENT ASSETS – CASH ASSETS					
Cash at bank and on hand		**8,844**	9,215	**8,844**	9,344
Deposits at call		**89,000**	8,130	**–**	–
		97,844	17,345	**8,844**	9,344
9. CURRENT ASSETS – RECEIVABLES					
Securitisation receivables	28(b)	**32,705**	38,689	**–**	–
Other portfolio receivables		**4,123**	–	**–**	–
		36,828	38,689	**–**	
Less: Provision for doubtful debts		**(7,495)**	(7,903)	**–**	–
		29,333	30,786	**–**	–
Refunds receivable from trade creditors		**6,158**	6,679	**6,158**	6,679
Less: Provision for doubtful debts		**(2,156)**	(2,792)	**(2,156)**	(2,792)
		4,002	3,887	**4,002**	3,887
Loans to employees under Employee Share Plan (secured)	32(b)	**870**	1,024	**870**	1,024
Tax refund due		**–**	4,120	**–**	3,581
Receivables due to be securitised		**6,338**	384	**–**	–
Other debtors		**8,165**	7,674	**8,017**	7,674
		48,708	47,875	**12,889**	16,166
10. CURRENT ASSETS – INVENTORIES					
Retail inventories	1(j)	**306,190**	289,540	**306,190**	289,614
		306,190	289,540	**306,190**	289,614
11. CURRENT ASSETS – OTHER					
Prepayments		**7,186**	7,366	**6,762**	7,805
		7,186	7,366	**6,762**	7,805
12. LAND AND BUILDINGS HELD FOR SALE					
Cost					
Opening balance		**–**	–	**–**	–
Reclassification from non-current assets		**28,003**	–	**–**	–
Closing balance		**28,003**	–	**–**	–
Accumulated Depreciation					
Opening balance		**–**	–	**–**	–
Reclassification from non-current assets		**1,851**	–	**–**	–
Depreciation for the year		**–**	–	**–**	–
Closing balance		**1,851**	–	**–**	–
Total land and buildings at deemed cost		**26,152**	–	**–**	–

The Consolidated Entity has entered into a binding sale agreement in relation to land and buildings situated at Queen Street, Brisbane, Queensland. As the sale will be completed within 12 months of this report, the land and buildings have been reclassified as a current asset

	Notes	CONSOLIDATED 2004 $000	CONSOLIDATED 2003 $000	DAVID JONES LIMITED 2004 $000	DAVID JONES LIMITED 2003 $000
13. NON-CURRENT ASSETS – OTHER FINANCIAL ASSETS					
Non-listed shares:					
Controlled entities		**–**	–	**119,115**	119,115
Provision for diminution		**–**	–	**(13,872)**	(13,872)
		–	–	**105,243**	105,243
14. NON-CURRENT ASSETS – PROPERTY, PLANT AND EQUIPMENT					
Land and Buildings:					
Cost					
Opening balance		**28,003**	28,003	**–**	–
Reclassified as a current asset	12	**(28,003)**	–	**–**	–
Closing balance		**–**	28,003	**–**	–
Accumulated Depreciation					
Opening balance		**1,575**	1,291	**–**	–
Depreciation for the year		**276**	284	**–**	–
Reclassified as a current asset	12	**(1,851)**	–	**–**	–
Closing balance		**–**	1,575	**–**	–
Total land and buildings at deemed cost		**–**	26,428	**–**	–
Plant, Fittings and Fixtures:					
Cost					
Opening balance		**519,198**	545,255	**518,807**	533,195
Additions		**72,896**	38,074	**72,931**	40,260
Recoverable amount write-down		**(486)**	(61,106)	**(486)**	(60,190)
Disposals		**(51,041)**	(3,025)	**(50,967)**	(2,985)
Closing balance		**540,567**	519,198	**540,285**	510,280
Accumulated Depreciation					
Opening balance		**368,464**	345,365	**368,297**	338,877
Depreciation for the year		**40,635**	45,173	**40,660**	42,418
Recoverable amount write-down		**(128)**	(19,276)	**(109)**	(18,805)
Disposals		**(50,782)**	(2,798)	**(50,806)**	(2,720)
Closing balance		**358,189**	368,464	**358,042**	359,770
Work in progress		**47,199**	69,205	**47,199**	69,205
Total plant, fittings and fixtures		**229,577**	219,939	**229,442**	219,715
Plant, Fittings and Fixtures Under Lease:					
Cost					
Opening balance		**678**	809	**–**	–
Additions		**–**	–	**–**	–
Disposals		**(678)**	(131)	**–**	–
Closing balance			678	**–**	–
Accumulated Amortisation				**–**	
Opening balance		**497**	425	**–**	–
Amortisation for the year		**98**	94	**–**	–
Disposals		**(595)**	(21)	**–**	–
Closing balance		**–**	498	**–**	–
Total leased plant, fittings and fixtures		**–**	180	**–**	–
Total property, plant and equipment		**229,577**	246,547	**229,442**	219,715

	CONSOLIDATED 2004 $000	2003 $000	DAVID JONES LIMITED 2004 $000	2003 $000
15. NON-CURRENT ASSETS – INTANGIBLES				
Goodwill – at cost	**18,729**	18,729	**–**	–
Accumulated amortisation	**(8,424)**	(6,551)	**–**	–
	10,305	12,178	**–**	–

16. NON-CURRENT ASSETS – DEFERRED TAX ASSETS

(a) Future Income Tax Benefit

Future income tax benefit comprises the estimated future benefit at 30% (2003: 30%) of the following items:				
Timing differences	**39,720**	32,038	**39,720**	29,711
Tax losses carried forward	**–**	2,002	**–**	–
	39,720	34,040	**39,720**	29,711

(b) Future Income Tax Benefit Not Taken To Account

The potential future income tax benefit arising from timing differences and tax losses which has not been recognised because recovery is not beyond reasonable doubt or virtually certain respectively is shown below valued at a tax rate of 30% (2003: 30%):				
Timing differences	**–**	–	**–**	–
Capital losses	**6,064**	1,650	**–**	–
	6,064	1,650	**–**	–

The potential future income tax benefit will only be obtainable if:

(i) the relevant entities derive future assessable income of a nature and an amount sufficient to enable the benefit to be realised, or the benefit can be utilised by another entity within the Consolidated Entity in accordance with Division 170 of the Income Tax Assessment Act 1997;

(ii) the relevant entities continue to comply with the conditions for deductibility imposed by the law; and

(iii) no changes in tax legislation adversely affect the relevant entities in realising the benefit.

	CONSOLIDATED 2004 $000	2003 $000	DAVID JONES LIMITED 2004 $000	2003 $000
17. NON-CURRENT ASSETS – OTHER				
Prepayments	**5,075**	4,858	**4,907**	3,410
	5,075	4,858	**4,907**	3,410
18. CURRENT LIABILITIES – PAYABLES				
Trade creditors	**141,344**	99,450	**141,364**	99,496
Other creditors and accruals	**114,347**	83,285	**52,948**	82,106
	255,691	182,735	**194,312**	181,602

	Notes	CONSOLIDATED 2004 $000	CONSOLIDATED 2003 $000	DAVID JONES LIMITED 2004 $000	DAVID JONES LIMITED 2003 $000
19. CURRENT LIABILITIES – INTEREST BEARING LIABILITIES					
Short-term borrowing		**1,697**	–	**1,697**	–
Finance lease liabilities		**–**	122	**–**	–
		1,697	122	**1,697**	–
20. CURRENT LIABILITIES – CURRENT TAX LIABILITIES					
Provision for income tax					
Movements during the period were as follows:					
Balance at beginning of year		**3,097**	10,983	**–**	5,992
Transfer from subsidiaries on consolidation		**–**	–	**3,097**	
Income tax paid		**(19,901)**	(19,182)	**(19,901)**	(5,106)
Refunds received or receivable (net)		**4,877**	3,483	**4,877**	3,518
Current period's income tax provision		**29,379**	2,717	**29,379**	(7,605)
Over provision from prior year		**(729)**	(910)	**(729)**	(260)
Transferred to deferred tax assets		**8,475**	6,006	**8,475**	6,422
Losses transferred from wholly owned subsidiaries		**–**	–	**–**	(2,961)
		25,198	3,097	**25,198**	–
21. CURRENT LIABILITIES – PROVISIONS					
Dividends		**2,626**	2,611	**2,626**	2,611
Employee entitlements	32(a)	**9,014**	8,196	**8,976**	8,163
Director's retirement allowance		**–**	588	**–**	588
Restructuring costs		**680**	16,120	**680**	16,120
Warranties	1(q)	**804**	855	**804**	855
		13,124	28,370	**13,086**	28,337
22. NON-CURRENT LIABILITIES – DEFERRED TAX LIABILITIES					
Deferred income tax comprising the estimated future tax payable at 30% (2003: 30%) on timing differences		**250**	313	**250**	–
		250	313	**250**	–

	Notes	CONSOLIDATED 2004 $000	2003 $000	DAVID JONES LIMITED 2004 $000	2003 $000
23. NON-CURRENT LIABILITIES – PROVISIONS					
Employee entitlements	32(a)	**18,787**	19,565	**18,787**	19,565
Directors' retirement allowance	1(l)	**796**	558	**796**	558
Warranties	1(q)	**1,124**	645	**1,124**	645
		20,707	20,768	**20,707**	20,768
Reconciliations					
Reconciliations of the carrying amount of each class of provision, except for employee benefits are set out below:					
Dividends – Reset Preference Shares					
Carrying amount at beginning of period		**2,611**	447	**2,611**	447
Provisions made during the period:					
– Interim dividend 2003		**–**	2,654	**–**	2,654
– Final dividend 2003		**–**	2,611	**–**	2,611
– Interim dividend 2004		**2,654**	–	**2,654**	–
– Final dividend 2004		**2,626**	–	**2,626**	–
Payments made during the period		**(5,265)**	(3,101)	**(5,265)**	(3,101)
Carrying amount at the end of the period		**2,626**	2,611	**2,626**	2,611
Restructuring costs					
Carrying amount at beginning of period		**16,120**	5,840	**16,120**	5,840
Provisions made during the period		**–**	20,575	**–**	20,575
Payments made during the period		**(15,439)**	(10,295)	**(15,439)**	(10,295)
Carrying amount at the end of the period		**681**	16,120	**681**	16,120
Warranties – current					
Carrying amount at beginning of period		**855**	925	**855**	925
Provisions made during the period		**(51)**	(70)	**(51)**	(70)
Payments made during the period		**–**	–	**–**	–
Carrying amount at the end of the period		**804**	855	**804**	855
Warranties – non current					
Carrying amount at beginning of period		**645**	–	**645**	–
Provisions made during the period		**479**	645	**479**	645
Payments made during the period		**–**	–	**–**	–
Carrying amount at the end of the period		**1,124**	645	**1,124**	645

	Notes	CONSOLIDATED 2004 $000	2003 $000	DAVID JONES LIMITED 2004 $000	2003 $000
24. NON-CURRENT LIABILITIES – OTHER DEFERRED LIABILITIES					
Discount on deferred payment, interest free sales	1(m)	**2,328**	2,956	**2,328**	2,956
Other deferred liabilities		**3,822**	1,375	**3,822**	1,375
		6,150	4,331	**6,150**	4,331

	CONSOLIDATED		DAVID JONES LIMITED	
	2004 $000	2003 $000	**2004 $000**	2003 $000
25. CONTRIBUTED EQUITY				
(a) Share Capital				
Ordinary shares, fully paid	**334,638**	333,832	**334,638**	333,832
Reset preference shares, fully paid	**60,727**	60,727	**60,727**	60,727
	395,365	394,559	**395,365**	394,559

(b) Movements in Ordinary Share Capital

DATE	DETAIL	NUMBER OF SHARES	ISSUE PRICE	$000
28 July 2002	Opening Balance	402,958,883		325,087
23 October 2002	Dividend reinvestment plan issue	4,557,989	$0.994	4,530
27 May 2003	Dividend reinvestment plan issue	4,086,817	$1.031	4,215
26 July 2003	**Closing Balance**	**411,603,689**		**333,832**
13 April 2004	Exercise of options under Executive Option Plan	40,000	$1.3280	53
20 April 2004	Exercise of options under Executive Option Plan	80,000	$1.3280	107
6 May 2004	Exercise of options under Executive Option Plan	40,000	$1.3280	53
19 May 2004	Exercise of options under Executive Option Plan	40,000	$1.3280	53
31 May 2004	Exercise of options under Executive Option Plan	75,000	$1.3280	101
21 June 2004	Exercise of options under Executive Option Plan	40,000	$1.4047	56
1 July 2004	Exercise of options under Executive Option Plan	40,000	$1.3280	53
1 July 2004	Exercise of options under Executive Option Plan	40,000	$1.4047	56
8 July 2004	Exercise of options under Executive Option Plan	40,000	$1.3280	53
8 July 2004	Exercise of options under Executive Option Plan	40,000	$1.4047	56
23 July 2004	Exercise of options under Executive Option Plan	40,000	$1.3280	53
23 July 2004	Exercise of options under Executive Option Plan	40,000	$1.4047	56
30 July 2004	Exercise of options under Executive Option Plan	40,000	$1.4047	56
31 July 2004	**Closing Balance**	**412,198,689**		**334,638**

(c) Terms and Conditions of Ordinary Share Capital

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the Company in proportion to the number of and amounts paid on the shares held. This is subject to the prior entitlements of the reset preference shares.

On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

(d) Dividend Reinvestment Plan

As announced on 3 June 2003, the Company has suspended its Dividend Reinvestment Plan.

(e) Movements in Reset Preference Share (RPS) Capital:

DATE	DETAIL	NUMBER OF SHARES	ISSUE PRICE	$000
28 July 2002	Opening Balance	650,000		60,801
25 January 2003	Issue costs			(74)
26 July 2003	**Closing Balance**	**650,000**		**60,727**
31 July 2004	**Closing Balance**	**650,000**		**60,727**

25. CONTRIBUTED EQUITY – continued

(f) Terms and Conditions of RPS

Dividends

RPS entitle the holder to receive a fully franked non cumulative dividend of 8.1% per annum, fixed until the first reset date of 1 August 2007, if a dividend is declared or otherwise resolved to be paid by the Directors.

Dividends on RPS will be paid at the discretion of the Directors in priority to any dividends declared on ordinary shares.

If any RPS dividend is not paid in full in any period, then no dividend or return of capital can be paid or conducted in relation to ordinary shares unless and until either:

- the Company has paid two consecutive RPS dividends in full or has paid a shortfall dividend to make up for the unpaid amount; or
- the holders of RPS pass a special resolution approving the paying of the dividend or return of capital.

The RPS do not confer on holders any right to participate in the David Jones Shareholder Rewards Scheme.

Conversion

Either the Company or the RPS holders may elect to convert the RPS to ordinary shares on the reset date. If the holder elects to convert their RPS, then the Company may elect to arrange a resale or repurchase some or all of those RPS instead and pay the RPS holder a cash amount equal to the value of the ordinary shares that would be deliverable and any dividend that would be due if conversion of those RPS were to occur on that date.

In certain circumstances (including a takeover or scheme of arrangement, proposed changes to tax regulation or the aggregate RPS on issue falling below $30 million in issue price), conversion may occur earlier. Until the first reset date, the holder will have the right at any time to request conversion of each RPS into 70.1754 ordinary shares.

Voting

RPS holders will not be entitled to speak or to vote at general meetings of the Company, except in certain circumstances, in which case holders will have one vote per RPS held.

RPS holders have the same rights as ordinary shareholders to receive accounts, reports and notices of meetings of the Company and to attend any general meetings of the Company.

Ranking

RPS are subordinated to all creditors of the Company.

On a winding up of the Company, the RPS rank ahead of ordinary shares for a return of capital (equal to the issue price) and for the payment of any accrued dividend on the RPS.

Borrowing Covenants

Under the Syndicated Facility Agreement (as amended) between a controlled entity, David Jones Finance Pty Limited, and participating banks, the proceeds from the issue of RPS are specifically excluded from the definition of Financial Indebtedness that is used to calculate financial ratios and limits in relation to the financing facilities set out in Note 35(b).

	Notes	CONSOLIDATED 2004 $000	CONSOLIDATED 2003 $000	DAVID JONES LIMITED 2004 $000	DAVID JONES LIMITED 2003 $000
26. RETAINED PROFITS					
Retained profits at beginning of the period		**25,454**	69,380	**51,411**	37,817
Net profit/(loss) attributable to members of the parent entity		**65,329**	(25,466)	**44,029**	32,054
Net effect of initial adoption of: Revised AASB 1028 "Employee Benefits"		**–**	(980)	**–**	(980)
Net effect on dividends from: Initial adoption of AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets"		**–**	12,089	**–**	12,089
Dividends recognised during the period	6	**(38,208)**	(29,569)	**(38,208)**	(29,569)
Total dividends		**(38,208)**	(17,480)	**(38,208)**	(17,480)
Retained profits at end of the period		**52,575**	25,454	**57,232**	51,411
27. TOTAL EQUITY RECONCILIATION					
Total equity at beginning of the period		**420,013**	455,268	**445,970**	423,705
Total change in parent entity interest in equity recognised in statement of financial performance		**65,329**	(26,520)	**44,029**	31,000
Transactions with owners as owners:					
Contribution of equity:					
Issue of ordinary shares under dividend reinvestment plan		**–**	8,745	**–**	8,745
Issue of ordinary shares under Executive Option Plan		**806**	–	**806**	–
Dividends	26	**(38,208)**	(17,480)	**(38,208)**	(17,480)
Total equity at end of the period		**447,940**	420,013	**452,597**	445,970

28. OFF BALANCE SHEET ARRANGEMENTS

The Statements of Financial Position should be read in conjunction with the following off balance sheet arrangements.

(a) Sale and Leaseback Arrangement

The Consolidated Entity entered into a sale and leaseback arrangement with Deutsche Retail Infrastructure Trust (DRIT) in November 2000 whereby the Elizabeth and Market Streets, Sydney and Bourke Street, Melbourne properties were, in-substance, sold by granting a seventy-nine year head lease with DRIT. The non-refundable proceeds received by the Consolidated Entity of $201.85 million were recorded in the 28 July 2001 financial report as proceeds from the sale of property.

Legally, the Consolidated Entity has a recognised right to set-off the receivables ($201.85 million at inception) under the head lease and payables under the loan agreement ($201.85 million at inception) in order to settle on a net basis.

The Consolidated Entity has entered into operating leases in respect of the properties. The operating leases are for an initial term of thirty years with:

- base rentals calculated on floor space with a 2.5% per annum quarterly increase;
- contingent rentals based on turnover, reviewed every five years, with a set upper and lower limit.

The leases contain two further renewal options of thirty years and twenty years.

28. OFF BALANCE SHEET ARRANGEMENTS – continued

(a) Sale and Leaseback Arrangement – continued

Under the arrangement, DRIT will provide funds to the Consolidated Entity for the refurbishment of the properties and a disruption allowance for reduction of rentals due to the impact of disruption during the refurbishments.

In these original arrangements, Deutsche Asset Management (Australia) Limited (DAMAL) as responsible entity for the DRIT was to receive the greater of $100 million or 50% of the market value of the properties in year 2079.

The Consolidated Entity has also entered into agreements with Deutsche Bank AG (DB) whereby:

- The Consolidated Entity waives its right to terminate each of the Head Leases
- DB agrees to pay the 50% of the sale proceeds due to DAMAL on sale of the properties in year 2079, or the minimum guarantee amount of $100 million, whichever DAMAL is entitled to, on the Consolidated Entity's behalf
- The Consolidated Entity waives any entitlement to 50% of the proceeds of sale of the properties
- The Consolidated Entity waives its right to buy each property by way of a pre-emptive right and by a last right of refusal

DB is expected to acquire legal title to the properties at year 2079 and the Consolidated Entity has no contractual right to repurchase the properties during or at the end of the 79 year period.

In the original transaction, the Consolidated Entity entered into a put option agreement where elements of DRIT's financing (totalling $146 million) could be put to the Consolidated Entity. This put option is only exercisable in remote circumstances (for example, payment default, demand under or cancellation of David Jones' Syndicated Banking Facility Agreement and trigger events largely associated with the insolvency of the Consolidated Entity). This results in the Consolidated Entity having an element of refinancing risk in the event of a significant fall in the value of the properties, which coincides largely with an insolvency or credit event of the Consolidated Entity. However, equity holders in DRIT take the primary risk of a fall in the improved value of the properties.

The Consolidated Entity has entered into thirty year interest rate swap contracts associated with the transaction. The estimated market values of the payables and receivables under the swaps at 31 July 2004 are $28.471 million and $20.528 million respectively (2003: $51.045 million and $42.795 million). These amounts have not been recognised in the Statements of Financial Position. The difference between the net cash inflows and outflows is recognised as an expense in the Statements of Financial Performance over the term of the swaps.

(b) Securitisation of David Jones Card Receivables

Receivables from David Jones cardholders are sold to an unrelated third party, in which the Consolidated Entity has no ownership interest. The Consolidated Entity does not have the capacity to control the unrelated third party and accordingly does not consolidate this entity.

Receivables due from David Jones' card holders that have been sold to the third party as at 31 July 2004 amount to $395.226 million (2003: $392.692 million). Of this amount $32.705 million (2003: $38.689 million) has been retained by the third party as over collateralisation. As this amount will be paid to a controlled entity, subject to the performance of the card receivables, it has been included in current receivables in the Statements of Financial Position.

The Consolidated Entity retains the risk for bad debts in respect of the total portfolio of securitisation receivables.

Collectability of the credit card receivables is reviewed on an ongoing basis and to the extent that recovery is doubtful, a provision for doubtful debts is recorded by the Consolidated Entity against the securitisation receivable.

The Consolidated Entity is entitled to the residual revenue arising from the underlying receivables after meeting the purchaser's cost of funds, bad debts and expenses.

	Notes	CONSOLIDATED 2004 $000	CONSOLIDATED 2003 $000	DAVID JONES LIMITED 2004 $000	DAVID JONES LIMITED 2003 $000
29. CONTINGENT LIABILITIES					
The details and estimated maximum amounts of contingent liabilities that may become payable are set out below. The Directors are not aware of any circumstance or information, which would lead them to believe that these liabilities have crystallised and consequently no provisions are included in the financial statements in respect of these matters.					
Employee Share Plan	(i)	**–**	–	**–**	–
Guarantees to third parties given in the normal course of business		**843**	1,031	**843**	1,031

(i) Employee Share Plan

The Company via a Trustee has funded the acquisition of shares in the Company by its employees. An unrealised gain of $389,990 (based on a price of $1.89 per share at 31 July 2004) exists representing the difference between the loan by the Company to the Trustee and the recoverable amount of the shares at 31 July 2004. The contingent asset would only be realised if the shares are forfeited by employees (upon resignation) and if shares are sold at a price above the book value of $1.30 per share as at 31 July 2004.

In the event that employees forfeit the shares on resignation, all gains net of the book value of $1.30 per share at 31 July 2004 vest with the employee. Conversely if the shares are forfeited and sold below the book value, the loss on sale would be borne by the Company.

Other Contingent Liabilities

A controlled entity, David Jones Finance Pty Limited, is the borrower of certain finance facilities. The borrowings of David Jones Finance Pty Limited are guaranteed by the Company and each of its controlled entities.

Contingent liabilities in relation to the sale & leaseback transaction are disclosed in Note 28.

	Notes	CONSOLIDATED 2004 $000	2003 $000	DAVID JONES LIMITED 2004 $000	2003 $000
30. COMMITMENTS FOR EXPENDITURE					
Capital Commitments					
Commitments for the acquisition of plant, fittings, and fixtures contracted for at the reporting date but not recognised as liabilities in these financial statements, payable:					
Within one year		**41,672**	32,153	**41,672**	32,153
Later than one year but not later than five years		**27,000**	40,000	**27,000**	40,000
Later than five years		**–**	–	**–**	–
		68,672	72,153	**68,672**	72,153
Operating Lease Commitments					
Future operating lease rentals not provided for in the financial statements and payable:					
Within one year		**85,665**	79,997	**85,648**	79,661
Later than one year but not later than five years		**361,142**	347,586	**361,142**	347,565
Later than five years		**1,770,330**	1,833,713	**1,770,330**	1,833,713
		2,217,137	2,261,296	**2,217,120**	2,260,939
Finance Lease Liabilities					
Finance lease rentals are payable as follows:					
Within one year		**–**	125	**–**	–
Later than one year but not later than five years		**–**	–	**–**	–
Later than five years		**–**	–	**–**	–
		–	125	**–**	–
Less: Future lease finance charges		**–**	3	**–**	–
		–	122	**–**	–
Lease liabilities provided for in the financial statements:					
Current	19	**–**	122	**–**	–
		–	122	**–**	–

The Consolidated Entity leases retail premises and warehousing facilities. Generally the operating lease agreements are for an average term of 22 years and include renewal options. Under most leases, the Consolidated Entity is responsible for property taxes, insurance, maintenance and expenses related to the leased properties.

The operating lease commitments set out above comprise base rental payments plus agreed percentage increases, and contingent rental payments. Contingent rentals are calculated as a percentage of the turnover of the store occupying the premises with the percentage and turnover threshold at which the additional rentals commence varying with each lease agreement.

Further details in relation to operating leases of retail properties at Bourke Street, Melbourne and Elizabeth and Market Streets, Sydney are disclosed in Note 28.

31. REMUNERATION AND EXECUTIVE DISCLOSURES

(a) Directors

The following persons were directors of David Jones Limited during the financial period.

Robert Savage	Chairman and independent Non-Executive Director
John Coates AO	Deputy Chairman and independent Non-Executive Director (appointed as Deputy Chairman 14 October 2003)
Mark McInnes	Chief Executive Officer and Executive Director
Stephen Goddard	Finance Director and Executive Director
Reginald Clairs AO	Independent Non-Executive Director
Paula Dwyer	Independent Non-Executive Director (appointed 25 November 2003)
John Harvey	Independent Non-Executive Director
Katie Lahey	Independent Non-Executive Director

With the exception of Paula Dwyer the above Directors each held office during and since the end of the period.

(b) Executives (other than Directors) with Greatest Authority for Strategic Direction and Management

The following persons were the five executives with the greatest authority for the strategic direction and management of the Company ("specified executives") during the financial period:

Colette Garnsey	Group General Manager Apparel, Accessories, and Footwear
Patrick Robinson	Group General Manager Home and Food
Paul Zahra	Group General Manager Stores and Visual Merchandising
Teresa Gallo	Group General Manager Human Resources
Peter Helson	General Manager Credit

31. REMUNERATION AND EXECUTIVE DISCLOSURES – continued

(c) Remuneration of Directors and Specified Executives

(i) Remuneration Policy

Non-Executive Directors

The Remuneration and Nominations Committee is responsible for recommending to the Board fees applicable to Non-Executive Directors.

In accordance with a resolution of shareholders at the 1999 annual general meeting, the maximum aggregate amount permitted to be paid to Directors under the Company's Constitution is $700,000 per annum (excluding mandatory superannuation contribution).

In accordance with a recommendation from the Remuneration and Nominations Committee, with effect from 14 October 2003, new Directors are not entitled to the Non-Executive Directors' retirement allowance. For existing Directors, the maximum retirement allowance payable is capped at the multiple applicable for 9 years' service, being 3.286 times average annual Directors' fees over the three years prior to the date of ceasing to be a Non-Executive Director.

Executive Directors and Senior Executives

The Remuneration and Nominations Committee is responsible for recommending to the Board remuneration policies, fees, salaries, short and long term incentives applicable to Executive Directors and Senior Executives of the Company.

The Remuneration Policy is designed to forge a performance culture and to ensure that the way the Company recognises and reward employees through remuneration, is in the best interests of the individual, the Company and shareholders.

The Remuneration Policy achieves this by:

- applying a "pay for performance" philosophy which ensures executive remuneration is linked to individual performance and the Company's performance;
- providing remuneration that is market competitive to ensure the Company has the ability to retain and motivate strong performing employees and attract high calibre prospective employees; and
- undertaking an annual evaluation process on the performance of all executives, the results of which contribute to the determination of any salary adjustment an individual executive may receive.

Executives may also receive a bonus under the Short Term Incentive Scheme, receipt of which is dependent on the executive achieving the required level of performance in their role, specific financial objectives and a measured contribution to the Company objectives during the financial year. These objectives are reviewed, communicated and assessed annually to drive an individual, team and Company wide focus on the generation and delivery of profitable results.

For Executive Directors and Senior Executives a Long Term Incentive Plan is in place and acts to both retain the executive and facilitate a longer-term Company performance focus by motivating and rewarding the achievement of increased value for shareholders over time.

31. REMUNERATION AND EXECUTIVE DISCLOSURES – continued

(c) Remuneration of Directors and Specified Executives – continued

(ii) Remuneration of Directors and Specified Executives

		PRIMARY BENEFITS			POST EMPLOYMENT		EQUITY COMPENSATION		OTHER COMPENSATION		
		Salary & Fees $	Short Term Incentive[1] $	Non-monetary Benefits $	Superannuation Benefits $	Retirement Benefits $	Value of LTI Plan Rights[2] $	Value of Options[2] $	Termination Benefits $	Other Benefits[9] $	TOTAL $
Directors											
Robert Savage	**2004**	**179,753**	**–**	**–**	**16,177**	**82,012**	**–**	**–**	**–**	**11,413**	**289,355**
	2003	65,000	–	–	5,850	6,962	–	–	–	2,311	80,123
John Coates	**2004**	**96,797**	**–**	**–**	**8,712**	**56,014**	**–**	**–**	**–**	**7,167**	**168,690**
	2003	65,000	–	–	5,850	28,465	–	–	–	1,522	100,837
Mark McInnes[3]	**2004**	**856,096**	**661,478**	**12,387**	**77,047**	**–**	**179,896**	**44,309**	**–**	**2,439**	**1,833,652**
	2003	598,584	238,215	5,111	53,433	–	18,652	53,344	–	781	968,120
Stephen Goddard[4]	**2004**	**698,784**	**481,034**	**12,387**	**59,674**	**–**	**191,819**	**44,309**	**–**	**1,017**	**1,489,024**
	2003	612,419	209,447	5,111	50,610	–	23,315	53,344	–	3,472	957,718
Reg Clairs	**2004**	**77,751**	**–**	**–**	**6,998**	**33,320**	**–**	**–**	**–**	**757**	**118,826**
	2003	65,000	–	–	5,850	2,935	–	–	–	589	74,374
Paula Dwyer[5]	**2004**	**71,617**	**–**	**–**	**6,445**	**–**	**–**	**–**	**–**	**931**	**78,993**
	2003	–	–	–	–	–	–	–	–	–	–
John Harvey	**2004**	**82,752**	**–**	**–**	**7,448**	**30,862**	**–**	**–**	**–**	**659**	**121,721**
	2003	76,000	–	–	6,840	28,498	–	–	–	472	111,810
Katie Lahey	**2004**	**74,751**	**–**	**–**	**6,728**	**35,894**	**–**	**–**	**–**	**2,895**	**120,268**
	2003	65,000	–	–	5,850	28,465	–	–	–	4,820	104,135
Richard Warburton[6]	**2004**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
	2003	157,086	–	–	14,137	71,385	–	–	–	1,262	243,870
Elizabeth Nosworthy[7]	**2004**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
	2003	54,167	–	–	4,875	27,735	–	–	–	567	87,344
Peter Wilkinson[8]	**2004**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
	2003	454,063	–	–	30,000	–	25,435	70,908	1,159,983	6,066	1,746,455
Total Directors	**2004**	**2,138,301**	**1,142,512**	**24,774**	**189,229**	**238,102**	**371,715**	**88,618**	**–**	**27,278**	**4,220,529**
	2003	2,212,319	447,662	10,222	183,295	194,445	67,402	177,596	1,159,983	21,862	4,474,786
Specified Executives											
Colette Garnsey	**2004**	**420,944**	**281,124**	**–**	**37,397**	**–**	**94,488**	**16,616**	**–**	**3,913**	**854,482**
	2003	365,558	126,045	–	37,245	–	8,393	20,004	–	5,280	562,525
Patrick Robinson	**2004**	**402,105**	**268,630**	**–**	**35,903**	**–**	**94,488**	**16,616**	**–**	**3,658**	**821,400**
	2003	351,231	84,424	–	31,122	–	8,393	20,004	–	1,732	496,906
Paul Zahra	**2004**	**389,253**	**268,630**	**–**	**35,421**	**–**	**65,079**	**7,563**	**–**	**2,594**	**768,540**
	2003	300,339	92,870	–	37,349	–	4,010	8,304	–	2,537	445,409
Teresa Gallo	**2004**	**293,431**	**203,034**	**–**	**26,408**	**–**	**92,801**	**3,579**	**–**	**2,060**	**621,313**
	2003	267,589	98,158	–	24,083	–	12,124	3,394	–	1,952	407,300
Peter Helson	**2004**	**286,524**	**254,651**	**–**	**23,322**	**–**	**57,084**	**16,616**	**–**	**1,632**	**639,829**
	2003	273,455	103,260	–	24,884	–	7,461	20,004	–	910	429,974
Total Specified Executives	**2004**	**1,792,257**	**1,276,069**	**–**	**158,451**	**–**	**403,940**	**60,990**	**–**	**13,857**	**3,705,564**
	2003	1,558,172	504,757	–	154,683	–	40,381	71,710	–	12,411	2,342,114

1 These amounts are based on performance for the financial period ending 31 July 2004 (2003: 26 July 2003), however they will be paid in the 2005 financial year (2003: 2004 financial year).

2 The Company has adopted the fair value measurement provisions of AASB 1046 'Director and Executive Disclosure by Disclosing Entities' whereby the fair value of rights granted under the Long Term Incentive (LTI) Plan and options granted under the Executive Option Plan (EOP) are being amortised over the vesting period and disclosed as part of Director and executive remuneration. An independent valuation of LTI Plan rights and EOP options granted to Directors and executives has been performed by PricewaterhouseCoopers. Rights allocated under the LTI Plan grant an executive the right to a certain number of ordinary shares in the Company, which may vest, conditional on the achievement of two specific performance measures covering a three year consecutive period and continued employment beyond this time. All offers made under the LTI Plan are based on individual performance and subject to final consideration and approval by the Board.

31. REMUNERATION AND EXECUTIVE DISCLOSURES – continued

(c) Remuneration of Directors and Specified Executives – continued

(ii) Remuneration of Directors and Specified Executives – continued

[3] Mark McInnes was appointed Chief Executive Officer and a Director on 3 February 2003. Prior to this appointment he was the Company's Merchandise Director. Amounts shown for 2003 include Mark McInnes's remuneration during the period that he was Merchandise Director and Chief Executive Officer.

[4] Stephen Goddard was appointed Finance Director on 3 February 2003. Prior to this appointment he was the Company's Chief Financial Officer. Amounts shown for 2003 include Stephen Goddard's remuneration during the period that he was Chief Financial Officer and Finance Director.

[5] Paula Dwyer was appointed a Director on 25 November 2003 and is ineligible to participate in the retirement allowance.

[6] Richard Warburton retired 17 July 2003. A retirement allowance of $420,788, which accumulated over seven years' service was paid subsequent to 26 July 2003 following his retirement as a Director.

[7] Elizabeth Nosworthy resigned 3 June 2003. A retirement allowance of $167,708, which accumulated over seven years' service, was paid subsequent to 26 July 2003 following her resignation as a Director.

[8] Peter Wilkinson retired 31 January 2003 on which date all options and LTI Plan Rights lapsed. Termination benefits of $1,159,983 included all employee entitlements in line with statutory obligations and Company policy, including annual leave, long service leave, and amounts payable under the terms of his executive contract.

[9] Other benefits include settlement discount on qualifying purchases. In addition Directors and employees are entitled to a point of sale discount.

31. REMUNERATION AND EXECUTIVE DISCLOSURES – continued

(d) Summary of Employment Contracts

EXECUTIVE DIRECTORS	EXPIRY DATE OF CONTRACT	TERMINATION BY COMPANY	TERMINATION BY SENIOR EXECUTIVE
Mark McInnes Chief Executive Officer (CEO)	31 July 2005	Pre 31 July 2005 the Company can terminate the CEO by giving written notice for the period ending 31 July 2005. Post 31 July 2005, the Company can terminate the CEO by giving 12 months' written notice. Employment cost[1] and STI and LTI pro-rata entitlements would be paid for the full 12 months period.	Pre 31 July 2005 the CEO can terminate his appointment by giving written notice for the period ending 31 July 2005. Post 31 July 2005, the CEO can terminate his appointment by giving 3 months' written notice. The CEO would be paid a 3 month pro-rata portion of his employment cost, STI and LTI plan entitlements.
Stephen Goddard Finance Director	Not applicable, rolling contract	The Company can terminate the Finance Director by giving 12 months' notice in writing, Employment cost would be paid for 12 months.	The Finance Director can terminate his appointment by giving 3 months' written notice.
SENIOR MANAGEMENT			
Colette Garnsey Group General Manager – Apparel, Accessories and Footwear	Not applicable, rolling contracts	12 months' written notice. In this case, the executive will be paid their employment cost for the 12 month period. A shorter period of notice may apply if mutually agreed.	6 months' written notice and payment of employment cost for 6 month period. A shorter period of notice may apply if mutually agreed.
Paul Zahra Group General Manager – Stores and Visual Merchandising			
Patrick Robinson Group General Manager – Home and Food			
Teresa Gallo Group General Manager – Human Resources			3 months' written notice and payment of employment cost for 3 month period.
Peter Helson General Manager – Credit		1 month's written notice. In this event, the executive will be paid one months' employment cost.	1 month's written notice and payment for 1 month.

[1] Employment cost is comprised on base salary, superannuation and other benefits provided through salary sacrificing arrangements.

(e) Share Based Compensation

All options refer to options over ordinary shares of David Jones Limited, which are exercisable on a one-for-one basis.

(i) Options over Ordinary Shares Granted as Remuneration

During the period, there were no options over ordinary shares granted as remuneration to Directors or Specified Executives

(ii) Ordinary Shares Allocated and Rights Granted over Ordinary Shares as Remuneration Under the LTI Plan

The following ordinary shares have been allocated and rights over ordinary shares granted under the LTI Plan:

31. REMUNERATION AND EXECUTIVE DISCLOSURES – continued

(e) Share Based Compensation – continued

	ORDINARY SHARES ALLOCATED ON 28 SEPTEMBER 2004[1]	NUMBER OF LTI PLAN RIGHTS GRANTED DURING PERIOD[2] 2003–05 GRANT	2004–06 GRANT	OUTSTANDING AT 8 OCTOBER 2004
Directors				
Mark McInnes	150,000	444,444	394,521	838,965
Stephen Goddard	187,500	291,666	237,329	528,995
Senior Managers				
Colette Garnsey	67,500	322,222	238,356	560,578
Patrick Robinson	67,500	322,222	238,356	560,578
Paul Zahra	32,300	322,222	238,356	560,578
Teresa Gallo	97,500	93,917	76,798	170,715
Peter Helson	60,000	58,333	44,805	103,138

[1] The number of ordinary shares allocated relates to rights issued under the LTI Plan in respect of the 2002–2004 offer and reflects the achievement of performance measures at the stretch level.

[2] The number of rights granted is based on the achievement of performance measures at a stretch level. In accordance with the LTI Plan rules, the number of ordinary shares which may be allocated is dependent on Company and individual performance and can range from zero to the maximum number shown above.

(iii) Exercise of Options Granted as Remuneration

No Non-Executive Director holds options over ordinary shares, and no Specified Executive exercised their options during the period.

(iv) Vesting of LTI Plan Rights Granted as Remuneration

No LTI Plan rights over ordinary shares vested during the period.

(f) Equity Holdings of Directors and Specified Executives

(i) Options

The movement during the reporting period in the number of options over ordinary shares in the Company held, directly, indirectly or beneficially, by each Director and Specified Executive, including their personally-related entities, is as follows:

	BALANCE AT 26 JULY 2003	GRANTED AS REMUNER-ATION	OPTIONS EXERCISED	OPTIONS LAPSED	BALANCE AT 31 JULY 2004	TOTAL	VESTED AND EXERCISABLE AT 31 JULY 2004
Directors							
Robert Savage	–	–	–	–	–	–	–
John Coates	–	–	–	–	–	–	–
Mark McInnes	1,200,000	–	–	(400,000)	800,000	800,000	800,000
Stephen Goddard	1,200,000	–	–	(400,000)	800,000	800,000	800,000
Reginald Clairs	–	–	–	–	–	–	–
Paula Dwyer	–	–	–	–	–	–	–
John Harvey	–	–	–	–	–	–	–
Katie Lahey	–	–	–	–	–	–	–
Specified Executives							
Colette Garnsey	450,000	–	–	(150,000)	300,000	300,000	300,000
Patrick Robinson	450,000	–	–	(150,000)	300,000	300,000	300,000
Paul Zahra	190,000	–	–	(40,000)	150,000	150,000	150,000
Teresa Gallo	80,000	–	–	–	80,000	80,000	80,000
Peter Helson	450,000	–	–	(150,000)	300,000	300,000	300,000
Total	**4,020,000**	**–**	**–**	**(1,290,000)**	**2,730,000**	**2,730,000**	**2,730,000**

All options expire on the earlier of their expiry date or termination of the individual's employment. Additional information including grant dates, exercise details, and performance hurdles, is disclosed in Note 32(b)(v).

Since 31 July 2004 all of the 2,730,000 options listed above have been exercised.

Non-Executive Directors are not eligible to hold options over ordinary shares under the Executive Option Plan.

31. REMUNERATION AND EXECUTIVE DISCLOSURES – continued

(f) Equity Holdings of Directors and Specified Executives – continued

(ii) LTI Plan Rights

The movement during the period in the number of LTI Plan rights over ordinary shares in the Company held, directly, indirectly or beneficially, by each Director and Specified Executive, including their personally-related entities, is as follows:

	NUMBER OF LTI PLAN RIGHTS			
	BALANCE AT 26 JULY 2003	GRANTED AS REMUNERATION[1]	BALANCE AT 31 JULY 2004	TOTAL NOT VESTED AT 31 JULY 2004
Directors				
Robert Savage	–	–	–	–
John Coates	–	–	–	–
Mark McInnes	150,000	838,965	988,965	988,965
Stephen Goddard	187,500	528,995	716,495	716,495
Reginald Clairs	–	–	–	–
Paula Dwyer	–	–	–	–
John Harvey	–	–	–	–
Katie Lahey	–	–	–	–
Specified Executives				
Colette Garnsey	67,500	560,578	628,078	628,078
Patrick Robinson	67,500	560,578	628,078	628,078
Paul Zahra	32,300	560,578	592,878	592,878
Teresa Gallo	97,500	170,715	268,215	268,215
Peter Helson	60,000	103,138	163,138	163,138
Total	**662,300**	**3,323,547**	**3,985,847**	**3,985,847**

All LTI Plan rights expire on the earlier of their expiry date or termination of the individual's employment. Additional information including grant dates, exercise details, and performance hurdles, is disclosed in Note 32(b)(vi).

Non-Executive Directors are not eligible to hold LTI Plan rights over ordinary shares under the LTI Plan.

[1] The number of rights granted is based on the achievement of performance measures at a stretch level. In accordance with the LTI Plan rules the actual number of shares which may be allocated is dependent on Company and individual performance and can range from zero to the maximum number shown above.

31. REMUNERATION AND EXECUTIVE DISCLOSURES – continued

(f) Equity Holdings of Directors and Specified Executives – continued

(iii) Shareholdings

The movement during the reporting period in the number of ordinary shares (Ord) and reset preference shares (RPS) in the Company held, directly, indirectly or beneficially, by each Director and Specified Executive, including their personally-related entities, is as follows:

	BALANCE AT 26 JULY 2003		GRANTED AS REMUNERATION		OTHER CHANGES		BALANCE AT 31 JULY 2004	
	ORD	RPS	ORD[1]	RPS	ORD[2]	RPS	ORD	RPS
Directors								
Robert Savage	39,326	–	2,478	–	20,000	–	61,804	–
John Coates	38,589	–	–	–	–	–	38,589	–
Mark McInnes	–	–	–	–	–	–	–	–
Stephen Goddard	225	–	–	–	–	–	225	–
Reginald Clairs	138,711	–	9,910	–	–	–	148,621	–
Paula Dwyer	–	–		–	30,000	–	30,000	–
John Harvey	30,000	–	–	–	–	–	30,000	–
Katie Lahey	17,554	–	–	–	–	–	17,554	–
Specified Executives								
Colette Garnsey	–	–	–	–	–	–	–	–
Patrick Robinson	1,235	–	–	–	–	–	1,235	–
Paul Zahra	225	–	–	–	–	–	225	–
Teresa Gallo	–	–	–	–	–	–	–	–
Peter Helson	2,591	–	–	–	–	–	2,591	–
Total	**268,456**	**–**	**12,388**	**–**	**50,000**	**–**	**330,844**	**–**

[1] Includes shares acquired through the David Jones Limited Deferred Employee Share Plan

[2] Purchased on-market

All equity transactions with Directors and Specified Executives, other than those arising from the exercise of options granted as remuneration, have been entered into under terms and conditions no more favourable than those that would have been adopted if the Company was dealing on an arm's length basis.

(g) Loans to Directors and Specified Executives

There are no loans outstanding to Directors and Specified Executives.

(h) Other Transactions and Balances with Directors and Specified Executives

From time to time Directors may purchase goods from the Company. These purchases are on the same terms and conditions as those entered into by senior management.

	CONSOLIDATED		DAVID JONES LIMITED	
	2004	2003	**2004**	2003
32. EMPLOYEE ENTITLEMENTS				
The number of staff employed at balance date is:	**9,061**	9,205	**9,059**	9,203
(a) Provision for Employee Entitlements				
Current ($000)	**9,014**	8,196	**8,976**	8,163
Non-current ($000)	**18,787**	19,565	**18,787**	19,565
The present values of employee entitlements not expected to be settled within twelve months of balance date have been calculated using the following weighted average assumptions:				
Assumed increase in wage and salary rates	**4.0%**	4.0%	**4.0%**	4.0%
Discount rate	**5.7%**	5.3%	**5.7%**	5.3%
Settlement term (years)	**15**	15	**15**	15

(b) Employee Share Plans

The Company has four employee share ownership plans, an Executive Option Plan and Long Term Incentive Plan.

(i) The Employee Share Plan (ESP)

The ESP provides employees with an interest free loan to enable the purchase of ordinary shares in the Company. Shares under the ESP were acquired by a trustee on behalf of the employee. Dividends and other distributions on the shares are applied to repay the loan. Vesting to the employee in the ordinary course of business is three years after issue. Each shareholder loan is limited in recourse to the proceeds on sale of the shares acquired.

The ESP is divided into a General and Executive division.

General Division

This division was open to all full-time and permanent part-time employees with more than twelve months' continuous service and casual employees whose service was deemed by the Company to be more than five years' continuous service. The Company had discretion to offer shares to particular employees with lesser periods of service. In 1995 each eligible employee received between 500 and 5,000 shares, depending upon their position within the Company.

A total of 2,571,500 shares ($5,143,000) was issued under the initial offer to employees under this division of the ESP on 27 November 1995. Since that date, 1,912,500 shares have been either forfeited by employees and sold by the Trustee or the shares have been transferred to the employees on repayment of the loan, leaving a balance of 659,000 shares allocated to employees at balance date. No shares have been issued under the General Division since the initial offer.

Executive Division

Senior executives of the Company were offered ordinary shares under the Executive Division of the ESP. Shares were offered on the same basis as in the General Division except that two hurdle rates had to be achieved before an executive was eligible to exercise the right to repay the loan. These hurdle rates were:

- a three year vesting requirement; and
- the share price had to close at 30% above the issue price (adjusted for bonus, rights issues or capital reconstructions) on five consecutive trading days prior to the third anniversary of the issue.

No shares under the Executive Division remain on issue to executives as they have all been forfeited by executives and sold by the Trustee.

During the financial period the trustee sold 79,000 shares (2003: 77,500 shares) under the general division for $97,150 (2003: $84,553) resulting in a loss to the Company of $210 (2003: $18,634). The losses represent the difference between the share purchase price of $2.00 per share less any dividends and returns of capital received on those shares, and the sale price of the shares received by the Trustee. These losses together with the costs of administering the ESP have been charged to profit for the current period. In addition, 14,000 shares (2003: 2,000 shares) have been transferred to employees on repayment of loans of $15,964 (2003: $2,770).

The market value at balance date of each ordinary share in the Company issued to employees was $1.89 (2003: $1.45).

The average loan value per share at balance date to employees was $1.30 (2003: $1.36).

32. EMPLOYEE ENTITLEMENTS – continued

(b) Employee Share Plans – continued

(ii) The Employee Share Purchase Plan (ESPP)

The ESPP was established to enable employees to acquire ordinary shares in the Company on an annual basis at a discount to the prevailing market price, subject to certain conditions. The Company did not provide loans to assist employees to purchase shares under this plan. No shares (2003: nil) have been issued under this plan at balance date.

The ESP and ESPP employee share ownership plans are being phased out and have been replaced by the Exempt Employee Share Plan and Deferred Employee Share Plan, each of which was submitted to and approved by shareholders at the Annual General Meeting held on 23 November 1998.

(iii) Exempt Employee Share Plan (EESP)

The EESP provides eligible employees the opportunity to acquire an ownership interest in the Company. The EESP is designed to attract a tax concession provided under Australian income tax legislation to encourage share incentive plans.

Eligible employees may be offered up to $1,000 worth of the Company's ordinary shares each year, provided specific financial and qualitative corporate objectives are met to the satisfaction of the Board. No ordinary shares were issued to eligible employees during the period and no shares were purchased by the Trustee on behalf of participants.

Shares acquired under the offer must remain in the EESP until the earlier of three years after allocation, or termination of employment of the participant.

The Plan Trustee will use funds it receives from the Company to either subscribe to a new issue of shares in the Company on behalf of the participating employees or purchase shares on the Australian Stock Exchange on behalf of the participating employees. These shares will be registered in the name of the Plan Trustee on behalf of the EESP participants.

No voting rights will be exercised in relation to the shares held in the EESP unless instructions are received from a participating employee to vote in respect of his or her shares.

Non-Executive Directors of the Company are not eligible to participate in the EESP.

(iv) Deferred Employee Share Plan (DESP)

The DESP enables Directors, Senior executives, management and any other employees invited by the Board to participate in the DESP to acquire ordinary shares in the Company.

The DESP is a voluntary plan to provide greater choice for eligible employees in the way they receive their remuneration.

The DESP is designed to access the available taxation deferral concession legislated by the Federal Government to encourage employees to become shareholders in employer companies.

The Plan Trustee will acquire shares in the Company in the ordinary course of trading on the Australian Stock Exchange on behalf of DESP participants, using funds allocated by the Company from its remuneration budget.

There is no additional cost to the Company as a result of the operation of the DESP (other than administrative and establishment costs) as the cost of the shares is funded from base pay and incentives payable within the Company's approved annual remuneration budget.

No voting rights will be exercised in relation to the shares held in the plans unless instructions are received from a participating employee to vote in respect of his or her shares.

Under the rules of the DESP, the Board may impose performance, vesting and any other conditions before shares can be withdrawn from the DESP by a participant.

When a participating employee's employment ends, he or she will receive the Company's shares held on his or her behalf except for:

- where Relevant Requirements have been imposed, these requirements have not been met; or
- where an employee has been dismissed as a result of that employee's fraud or wrongful conduct, in which case the Board has the discretion to require forfeiture of any shares under the DESP.

The Plan Trustee purchased 84,169 (2003: 158,437) shares on behalf of participants under the DESP during the period.

32. EMPLOYEE ENTITLEMENTS – continued

(b) Employee Share Plans – continued

(v) Options

Executive Option Plan (EOP)

The EOP provides to eligible employees an opportunity to acquire an ownership interest in the Company.

Under the EOP, eligible employees were offered options to acquire shares in the Company at a specified price. Such options will be exercisable on a specified date, at the greater of the market value of shares at the date of grant or 20 cents.

Unexercised options lapse no later than five years after the date of grant.

In the absence of special circumstances, each issue of options under the EOP must be held for at least twenty-four months before they can be considered for exercise. Then they can only be exercised if the Company's performance is equal to or greater than the performance hurdles described below:

- over the three-month period preceding the date of exercise of the options, the median DJL Accumulation Index is equal to, or greater than, the median Mid-Cap 50 Industrials Accumulation Index; and
- at the date of exercise, the closing price of fully paid ordinary shares in the capital of the Company on the Australian Stock Exchange is 15% or greater above the market value of the Company's shares at the date of grant.

"DJL Accumulation Index" means broadly the measurement of the performance of the Company's shares represented by the realised returns to shareholders of the Company in the form of share price growth and dividends paid and reinvested.

"Mid-Cap 50 Industrials Accumulation Index" means the measurement of the performance of shares of companies included in the Mid-Cap 50 Industrials Accumulation Index represented by the returns to shareholders of those companies in the form of share price growth and dividends paid and reinvested.

Options that lapsed during the year, and options issued and outstanding under the EOP are:

DATE OF GRANT	EXPIRY DATE	EXERCISE PRICE	LAPSED DURING THE YEAR	EXERCISED DURING THE YEAR	NUMBER OF OPTIONS OUTSTANDING		FAIR VALUE PER OPTION AT GRANT DATE	FAIR VALUE AGGREGATE
					2004	2003		**2004**
			000	000	**000**	000	$	**$000**
17/12/1998	17/12/2003	$1.5700	2,190	–	**–**	2,190	0.2700	**–**
16/12/1999	16/12/2004	$1.4047	120	200	**2,145**	2,465	0.2500	**536**
16/01/2001	16/01/2006	$1.3280	235	395	**2,070**	2,700	0.1900	**393**
					4,215	7,355		**929**

All options expire on the earlier of their expiry date or:

(a) the date which is six months after the occurrence of a special circumstance;

(b) the date of termination of employment of the eligible employee (other than due to the occurrence of a special circumstance, which includes retirement, redundancy, death or permanent disability of the eligible employee, or other such circumstances that the Board may determine to be a special circumstance).

The market value of shares under these options at balance date was $1.89 (2003: $1.45).

There were 200,000 options under the 16 December 1999 offer and 395,000 options under the 16 January 2001 offer that were exercised during the year ended 31 July 2004 (2003: nil).

An independent valuation of each tranche of options at their respective grant dates has been performed by PricewaterhouseCoopers (PwC) in accordance with AASB 1046.

In undertaking the valuation of the options, PwC have used the binomial option pricing model which takes into account factors such as the Company's closing share price at the date of grant, volatility of the underlying share price, risk free rate of return, dividend yield and time to maturity.

The value determined by PwC represents the indicative fair market value of each option at grant date on a non marketable controlling basis.

No further options are intended to be granted under the EOP as this plan has been replaced by the Long Term Incentive Plan.

32. EMPLOYEE ENTITLEMENTS – continued

(b) Employee Share Plans – continued

(vi) Long Term Incentive Plan

As advised at the Annual General Meeting in November 2001, the Company has a Long Term Incentive (LTI) Plan.

The LTI Plan provides a remuneration element designed to attract and retain key senior employees and ensure their interests are aligned with those of shareholders.

All offers are made subject to the terms of the LTI Plan Rules, which confer various powers on the Board, including without limitation the right to waive or reduce relevant requirements governing a participant's entitlements to shares, and to add to or vary any of the Plan Rules, or waive or vary their application to a participant, subject to the requirements of the Australian Stock Exchange.

An offer under the LTI Plan grants an individual the right to a certain number of ordinary shares in the Company which may vest and be convertible into shares, conditional on the achievement of performance measures covering a three year consecutive period and continued employment beyond this time. Under the terms of the LTI Plan, no shares were granted pursuant to the initial offer before 31 July 2004.

The actual number of shares, if any, finally provided to participants will depend on the extent to which a range of performance measures are met. It is possible for each nominated participant to be allocated either no shares (if none of the performance measures are met), or anywhere between 50% (threshold level) to 150% (stretch level) of their initial offered amount, depending on the level of achievement against performance measures.

An independent valuation of rights to shares granted to executives under the LTI Plan has been performed by PricewaterhouseCoopers (PwC).

In undertaking the valuation of the rights, PwC has used the modified binomial option model which takes into account factors such as the Company's closing share price at the date of grant, volatility of the underlying share price, risk free rate of return, dividend yield, zero exercise price and time to maturity. Vesting conditions have not been taken into account when estimating the fair value of the LTI Plan rights in accordance with AASB 1046 Directors and Executive Disclosures by Disclosing Entities. These conditions are accounted for by adjusting the number of equity instruments that are expected to vest.

PwC has assessed the indicative market value of the LTI Plan offers at grant date and have determined with the mid point fair values shown in the table below.

Movements in LTI Plan Rights are summarised below:

		NUMBER OF LTI PLAN RIGHTS[1]					
DATE OF GRANT	EXPIRY DATE	BALANCE AT 26 JULY 2003 000	GRANTED DURING PERIOD 2004 000	LAPSED DURING PERIOD 2004 000	BALANCE AT 31 JULY 2004 000	FAIR VALUE PER LTI PLAN RIGHT AT GRANT DATE (MID POINT) $	FAIR VALUE AGGREGATE 2004 $000
30/8/02	31/7/04	1,300	–	88	1,212	0.96	1,164
8/7/04	31/7/05	–	2,702	24	2,678	1.61	4,312
8/7/04	31/7/06	–	2,227	39	2,188	1.51	3,304

[1] Based on achievement of performance measures at stretch level

(c) Superannuation Plans

The Company and certain controlled entities contribute to several defined contribution superannuation plans. All superannuation contributions are made in accordance with the relevant trust deeds and the Superannuation Guarantee Charge.

	Notes	CLASS OF SHARE	INTEREST HELD 2004 %	2003 %
33. PARTICULARS IN RELATION TO CONTROLLED ENTITIES				
Parent and Chief Entity:				
David Jones Limited				
Controlled Entities:				
Aherns Holdings Pty Ltd (investor)		Ord	**100**	100
Ahern's (Suburban) Pty Ltd (retailer)	(i)	Ord	**100**	100
Akitin Pty Limited (investor)		Ord	**100**	100
Helland Close Pty Limited (liquor licence holder)		Ord	**100**	100
299–307 Bourke Street Pty Limited (property owner)	(ii)	Ord	**100**	100
David Jones Credit Pty Limited (investor)		Ord	**100**	100
John Martin Retailers Pty Limited (non-operating)		Ord	**100**	100
David Jones Financial Services Limited (financial services)		Ord	**100**	100
David Jones Insurance Pty Limited (financial services)		Ord	**100**	100
David Jones Finance Pty Limited (finance company)		Ord	**100**	100
David Jones (Adelaide) Pty Limited (investor)	(iii)	Ord	**100**	100
Buckley & Nunn Pty Limited (investor)		Ord	**100**	100
David Jones Properties (South Australia) Pty Limited (investor)		Ord	**100**	100
David Jones Properties (Victoria) Pty Limited (property owner)		Ord	**100**	100
David Jones Properties (Queensland) Pty Limited (property owner)		Ord	**100**	100
Speertill Pty Limited (liquor licence holder)		Ord	**100**	100
David Jones Properties Pty Limited (property owner)		Ord	**100**	100
David Jones Employee Share Plan Pty Limited (corporate trustee)		Ord	**100**	40
David Jones Share Plans Pty Limited (corporate trustee)		Ord	**100**	–
David Jones Superannuation Fund Pty Limited (corporate trustee)	(iv)	Ord	**100**	100

(i) Issued capital is owned by Aherns Holdings Pty Ltd.
(ii) Issued capital is owned by David Jones Finance Pty Limited.
(iii) Issued capital of the entity is owned 50% by David Jones Limited and 50% by David Jones Properties (South Australia) Pty Limited.
(iv) Placed in Members' Voluntary Liquidation on 20 March 2003 following completion of transfer of members' balances to a Master Trust arrangement at the end of the previous year.

All controlled entities are incorporated in Australia and carry on business in their country of incorporation.

34. RELATED PARTY TRANSACTIONS

(a) Transactions between Directors and David Jones Limited

(i) From time to time Directors may purchase goods from the Company. These purchases are on the same terms and conditions as those entered into by senior management.
(ii) Details of indemnification and insurance of Directors and Officers are disclosed in the Directors' Report in the concise annual report 2004.

(b) *Interest in Controlled Entities*

Information relating to controlled entities is set out in Notes 2, 5, 9, 13, 20, 29, 33 and 34.

(c) Superannuation Plans

Information relating to superannuation plans is set out in Note 32(c).

(d) Other Related Party Transactions

(i) Interest on borrowings between entities is charged at commercial rates (refer Note 2).
(ii) Rent on properties owned by the Consolidated Entity is paid by the relevant operating retail company at commercial rates. Rentals for the 53 weeks ended 31 July 2004 amounted to $2,647,220 (2003: $2,534,404).

	CONSOLIDATED		DAVID JONES LIMITED	
	2004 $000	2003 $000	**2004 $000**	2003 $000
35. NOTES TO STATEMENTS OF CASH FLOWS				
(a) Reconciliation of Cash				
Cash at bank and on hand	**8,844**	9,215	**8,844**	9,344
Short-term deposits	**89,000**	8,130	**–**	–
	97,844	17,345	**8,844**	9,344

	FACILITY		DRAWN		UNUSED	
	2004 $000	2003 $000	**2004 $000**	2003 $000	**2004 $000**	2003 $000
(b) Financing Facilities						
The Consolidated Entity had the following facilities available at period end. The facilities are unsecured and subject to borrowing covenants.						
Overdraft	**23,000**	23,000	**1,329**	–	**21,671**	23,000
Term loans	**150,000**	150,000	**–**	–	**150,000**	150,000
Letters of credit and guarantees	**5,343**	5,531	**2,062**	2,483	**3,281**	3,048
	178,343	178,531	**3,391**	2,483	**174,952**	176,048
The maturity dates of facilities are:						
Facility available subject to annual review	**27,500**	27,500				
Facility available to 3 November 2005	**843**	1,031				
Facility available to 3 November 2005	**150,000**	150,000				
	178,343	178,531				

The term loan facility of $150 million was reduced to $100 million on 1 August 2004, with an additional $50 million facility being available for the peak seasonal periods of 15 October 2004 to 15 December 2004 and 15 October 2005 to 3 November 2005.

	CONSOLIDATED		DAVID JONES LIMITED	
	2004 $000	2003 $000	**2004 $000**	2003 $000
35. NOTES TO STATEMENTS OF CASH FLOWS – continued				
(c) Reconciliation of Net Cash Provided by Operating Activities to Operating Profit after Income Tax				
Operating profit/(loss) after income tax	**65,329**	(25,466)	**44,029**	32,054
Net loss on disposal of assets	**145**	120	**145**	120
Loss on loans to employees under Employee Share Plan	**(7)**	22	**(7)**	22
Add/(less) non-cash items:				
– depreciation	**40,911**	45,457	**40,660**	42,418
– amortisation	**1,971**	1,967	**–**	–
– asset write-down to recoverable amount	**–**	41,830	**–**	41,385
Net cash provided by operating activities before changes in assets and liabilities	**108,349**	63,930	**84,827**	115,999
Changes in assets and liabilities:				
(Decrease) in employee entitlements	**(310)**	(1,721)	**(316)**	(1,707)
Increase/(decrease) in income tax payable	**22,101**	(7,886)	**25,198**	(5,992)
Increase/(decrease) in provision for deferred tax	**(63)**	1	**250**	–
(Increase) in future income tax benefit	**(5,680)**	(7,097)	**(10,009)**	(6,162)
(Increase) in inventories	**(16,650)**	(2,331)	**(16,576)**	(2,331)
(Increase)/decrease in sundry debtors and prepayments	**(968)**	5,187	**1,193**	6,937
Increase in deferred liabilities	**1,819**	1,789	**1,819**	1,789
Increase in trade creditors	**41,893**	5,925	**41,868**	5,987
Increase in sundry creditors and accruals	**16,494**	20,914	**15,866**	22,805
Net Cash Inflow Provided by Operating Activities	**166,985**	78,711	**144,120**	137,325

36. FINANCIAL INSTRUMENTS DISCLOSURE

(a) Interest Rate Risk

The Consolidated Entity generally enters into interest rate swaps, forward rate agreements and interest rate options to manage cash flow risks associated with the interest rates on borrowings that are floating.

As part of the sale and leaseback transaction, the Company also entered into thirty year opposite fixed interest rate swap contracts to enable the lessor to receive floating interest rates in respect of the operating lease rentals (refer Note 28).

Interest Rate Swaps and Forward Rate Agreements

Interest rate swaps allow the Consolidated Entity to swap floating rate borrowings into fixed rates, or swap fixed rate borrowings to floating rate. Maturities of swap contracts are principally between two and five years. Each contract involves monthly and/or quarterly payments or receipts of the net amount of interest, being the difference between fixed and floating interest rates.

At balance date the fixed rates varied from 4.73% to 4.90% (2003: 4.7% to 6.29%) and the floating rates were at bank bill rates plus the Consolidated Entity's credit margin. The weighted average effective floating interest rate (including credit margin) at balance date was nil % (2003: 4.29%) while the average effective rate of the fixed and floating components of the Consolidated Entity's borrowings was nil % (2003: 4.29%).

The Consolidated Entity, from time to time, also enters into forward rate agreements to offset changes in the rates paid on short-term floating rate debt. There were no forward rate agreements outstanding at balance date (2003: nil).

Interest Rate Options

From time to time, the Consolidated Entity also enters into interest rate options to reduce the impact of changes in interest rates on floating rate long-term debt. No interest rate options were outstanding at balance date (2003: nil).

36. FINANCIAL INSTRUMENTS DISCLOSURE – continued

Interest Rate Exposures

The Consolidated Entity's exposure to interest rate risk and the effective weighted average interest rate for classes of financial assets and liabilities is set out below:

	FLOATING INTEREST RATE	FIXED INTEREST MATURING IN: 1 YEAR OR LESS	OVER 1 YEAR TO 5 YEARS	MORE THAN 5 YEARS	NON-INTEREST BEARING	TOTAL	AVERAGE INTEREST RATE
	$000	$000	$000	$000	$000	$000	%
2004							
Financial Assets							
Cash assets	**89,000**	**–**	**–**	**–**	**8,844**	**97,844**	**–**
Receivables	**–**	**–**	**–**	**–**	**48,708**	**48,708**	**–**
Other – prepayments	**–**	**–**	**–**	**–**	**12,261**	**12,261**	**–**
Interest rate swaps:							
– Sale and leaseback	**279,000**	**–**	**–**	**279,000**	**–**	**558,000**	**8.40**
– Other	**65,000**	**–**	**–**	**–**	**–**	**65,000**	**7.61**
	433,000	**–**	**–**	**279,000**	**69,813**	**781,813**	
Financial Liabilities							
Creditors payables	**255,691**	**–**	**–**	**–**	**–**	**255,691**	
Short term borrowings	**1,697**			**–**	**–**	**1,697**	
Lease liabilities	**–**	**–**	**–**	**–**	**–**	**–**	
Dividend Payable	**–**	**–**	**–**	**–**	**2,625**	**2,625**	**8.10**
Interest rate swaps							
– Interest bearing liabilities	**–**	**100,000**	**220,000**	**–**	**–**	**320,000**	**4.79**
– Sale and leaseback	**279,000**	**–**	**–**	**279,000**	**–**	**558,000**	**7.65**
	536,388	**100,000**	**220,000**	**279,000**	**2,625**	**1,138,013**	
2003							
Financial Assets							
Cash assets	8,130	–	–	–	9,215	17,345	–
Receivables	–	–	–	–	47,875	47,875	–
Other – prepayments	–	–	–	–	12,224	12,224	–
Interest rate swaps:							
– Sale and leaseback	279,000	–	–	279,000	–	558,000	8.40
– Other	65,000	–	–	–	–	65,000	6.72
	352,130	–	–	279,000	69,314	700,444	
Financial Liabilities							
Creditors payables	182,735	–	–	–	–	182,735	–
Interest bearing liabilities	122	–	–	–	–	122	4.92
Lease liabilities					2,611	2,611	8.10
Interest rate swaps:							
– Interest bearing liabilities	–	121,000	320,000	–	–	441,000	4.89
– Sale and leaseback	279,000	–	–	279,000	–	558,000	8.61
	461,857	121,000	320,000	279,000	2,611	1,184,468	

36. FINANCIAL INSTRUMENTS DISCLOSURE – continued

(b) Foreign Exchange Risks

The Consolidated Entity enters into forward foreign exchange contracts to hedge certain purchase commitments denominated in foreign currencies. The terms of these derivatives and commitments are less than one year.

The following table sets out the gross value to be paid under foreign currency contracts and the weighted average contracted exchange rates of contracts outstanding at balance date. All contracts expire within one year.

	EXCHANGE RATE		A$000	
	2004	2003	**2004**	2003
Buy United States Dollars	**0.6984**	0.6193	**6,206**	5,856
Buy British STG	**0.3901**	0.3920	**1,684**	1,607
Buy Hong Kong Dollars	**5.5891**	4.7833	**309**	50
Buy Euro	**0.5891**	0.5560	**10,346**	6,412
			18,545	13,925

As these contracts are hedging firm purchase commitments, any unrealised gains and losses on the contracts, together with the cost of the contracts, will be recognised in the financial statements at the time the underlying transaction occurs. The marked to market gain on the contracts at balance date was $347,038 (2003: $541,175 loss).

(c) Net Fair Values of Financial Assets and Liabilities

Financial Instruments in Statement of Financial Position

The carrying amounts of bank term deposits, prepayments, receivables, payables, borrowings and dividends payable approximate net fair value. These monetary financial assets and financial liabilities are included in assets and liabilities in the statement of financial position.

The loan to employees under the Employee Share Plan of $869,766 (2003: $1,024,250) is secured against the value of the Company's shares. At balance date the market value of the underlying shares was $1,249,290 (equivalent to $1.89 per share). (2003: $1,090,400, equivalent to $1.45 per share).

Financial Instruments not in Statement of Financial Position

The valuation of financial instruments not in the statement of financial position detailed below reflects the estimated amounts, which the Consolidated Entity expects to pay or receive to terminate the contracts (net of transaction costs) or replace the contracts at their current market rates as at balance date.

The net fair values of financial instruments not in the statement of financial position held as at balance date were:

	2004 $000	2003 $000
Net Receivables/(Payables)		
Interest rate swaps		
– interest bearing liabilities	**4,245**	357
– sale and leaseback	**(7,943)**	(8,250)
– reset preference shares	**384**	2,771
Forward foreign exchange contracts	**347**	(541)
	(2,967)	(5,663)
Securitisation (see Note 28)		
The Consolidated Entity has entered into an agreement to sell credit card receivables		
Credit card receivables securitised as at balance date	**395,226**	392,692
Less: Securitisation receivable	**(32,705)**	(38,689)
Total amount funded	**362,521**	354,003
Excess yield earned	**37,932**	31,125
Weighted average rates	**5.17%**	5.17%

36. FINANCIAL INSTRUMENTS DISCLOSURE – continued

(d) Credit Risk Exposures

Credit risk represents the loss that would be recognised if counterparties failed to perform as contracted.

Credit card receivables are sold to an unrelated facility provider. The credit risk is limited to the over-collateralisation amount retained by the provider (refer Notes 28 and 36(c)).

Credit risk on derivative contracts not in the statement of financial position is minimised as counterparties are recognised financial intermediaries with acceptable credit ratings determined by a recognised rating agency.

Swap and foreign exchange contracts are subject to credit risk in relation to the relevant counterparties, which are principally large banks.

37. DISCONTINUED OPERATIONS

On 3 June 2003, the Consolidated Entity announced its intention to close all Foodchain stores and thereby discontinue its operations in this business segment. All four Foodchain stores ceased trading on or before 28 June 2003. The Consolidated Entity has no further contingent liabilities or obligations in respect of any Foodchain leases.

Financial information relating to the discontinued operation for the period to the date of disposal is set out below. Further information is set out in Note 3 – Segment Information

	CONSOLIDATED 2004 $000	2003 $000
Financial performance information for the 53 weeks ended 31 July 2004 and 52 weeks ended 26 July 2003		
Revenue from ordinary activities, excluding the sale of segment assets	–	36,643
Revenue from the sale of segment assets	–	–
Total revenue from ordinary activities	–	36,643
Expenses from ordinary activities, excluding the carrying amount of assets sold and written off	–	(63,256)
Carrying amount of assets written off	–	(19,313)
Total expenses from ordinary activities	–	(82,569)
Profit from ordinary activities before income tax	–	(45,926)
Income tax benefit	–	13,778
Net profit/(loss)	–	(32,148)
Financial position information as at 31 July 2004 and 26 July 2003		
Segment assets	–	58
Segment liabilities	–	(2,222)
Net assets	–	(2,164)
Cash flow information for the year ended 31 July 2004 and year ended 26 July 2003		
Net cash provided by operating activities	–	(32,221)
Net cash (used in) investing activities	–	(1,685)
Net cash provided by financing activities	–	33,884
Net increase in cash held	–	(22)
Asset disposals for the year ended 31 July 2004 and year ended 26 July 2003		
Carrying amount of assets	–	19,313
Pre-tax loss on disposal	–	(19,313)
Tax benefit	–	5,794
Loss on disposal after tax	–	(13,519)

38. EVENTS SUBSEQUENT TO REPORTING DATE

A final dividend on ordinary shares was declared on 28 September 2004 (refer Note 6). There have been no other events subsequent to 31 July 2004 requiring disclosure in this report.

39. ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

(a) Overview

The Consolidated Entity will be required to comply with the Australian equivalents of the International Financial Reporting Standards (IFRS), as issued by the Australian Accounting Standards Board, when it reports for the half-year ending 28 January 2006 and year ending 29 July 2006.

The transition rules for adoption of IFRS require the statement of comparative financial statements using Australian equivalents of IFRS, except for AASB 132 "Financial Instruments: Disclosure and Presentation" and AASB 139 "Financial Instruments: Recognition and Measurement".

This financial report has been prepared in accordance with Australian Accounting Standards and other financial reporting requirements (Australian GAAP). The key differences between Australian GAAP and IFRS identified to date as potentially having a significant effect on the Consolidated Entity's financial performance and financial position are summarised in (c) below. The summary should not be taken as an exhaustive list of all the differences between Australian GAAP and IFRS.

The potential impact on the Consolidated Entity's financial performance and financial position on the adoption of IFRS at the transition date of 1 August 2004 has not yet been quantified due to the short time period between finalisation of IFRS and the date of this report. The financial impact of adopting IFRS on future years will also depend on the particular circumstances prevailing in those years.

(b) Management of the Consolidated Entity's Transition to IFRS

In 2003, the Board established a formal project team, comprised of representatives from finance, other departments and third party advisers to manage the Consolidated Entity's convergence to IFRS. The team is chaired by the Finance Director and reports quarterly to the Audit Committee. The IFRS project team has developed a detailed plan for managing the adoption of IFRS (including the training of staff and changing systems and internal controls) and is currently on schedule.

The IFRS project team has completed its assessment of the impact of IFRS on the Consolidated Entity and has identified a number of accounting policy changes that will need to be made.

The project is now in the design phase, which involves the formulation of revised accounting policies and procedures, the design of systems and processes to support the transition to IFRS and the identification of the potential financial effect of adopting IFRS. Priority is being given to the preparation of an opening balance sheet in accordance with IFRS as at 1 August 2004.

The final phase of implementation will be completed by 30 July 2005 and includes implementation of identified changes to accounting and business procedures, processes and systems. On the completion of this phase of the project the Consolidated Entity will be able to generate fully IFRS compliant financial reports.

(c) Key differences

Set out below are the key areas where accounting policies will change and may have an impact on the financial report. At this stage, the Consolidated Entity has not been able to reliably quantify the impacts on the financial report.

(i) AASB 2: Shared Based Payment (AASB 2)

Under AASB 2, the fair value of equity instruments issued to employees as remuneration will be recognised as an expense in the income statement over the relevant vesting periods. This standard is not limited to options and also extends to other forms of equity based remuneration, such as rights issued under the Consolidated Entity's Long Term Incentive Plan. It applies to all share based payments issued after 7 November 2002, which have not vested as at 1 January 2005. A transitional adjustment to recognise the expense determined by reference to the fair value of all equity instruments issued, will be made retrospectively against opening retained earnings at transition date. Reliable estimation of the future financial effects of this change in accounting policy is impracticable as the details of future equity based remuneration plans are unknown.

(ii) AASB 112: Income Taxes (AASB 112)

On transition to AASB 112, a method of accounting for income taxes, known as the "balance sheet liability method" will be adopted, replacing the "tax effect income statement" approach currently used. Under the balance sheet method the Consolidated Entity will recognise deferred tax balances in the balance sheet when there is a difference between the carrying value of an asset or liability and its tax bases. It is expected that adoption of AASB 112 may require the Consolidated Entity to carry higher levels of deferred tax assets and liabilities, although at this stage the IFRS project has not identified a material transitional adjustment.

39. ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS – continued

(iii) AASB 117: Leasing (AASB 117)

Under AASB 117 there are no apparent substantial changes in accounting requirements for existing leases including the sale and leaseback transaction (refer Note 28(a)), however the Consolidated Entity's analysis is still being finalised.

(iv) AASB 136: Impairment of Assets (AASB 136)

Under AASB 136 the recoverable amount of assets will be assessed if there is an indication of impairment by comparing the carrying value of the group of assets identified for each "cash generating unit" (CGU) to the recoverable amount of the CGU. Recoverable amount will be determined on a discounted cash flow basis. Impairment losses determined at the transition date will be adjusted against opening retained earnings and future impairment losses will be recognised as an expense. Reliable estimation of the future financial effects of this change in accounting policy is impracticable because the conditions under which impairment will be assessed are not yet known.

(v) AASB 138: Intangible Assets (AASB 138)

The Consolidated Entity's current accounting policy is to amortise goodwill over the period of expected benefit. Under AASB 138 goodwill acquired in a business combination will no longer be amortised, but instead will be subject to impairment testing at each reporting date, or upon the occurrence of triggers that may indicate a potential impairment. If there is an impairment loss, it will be recognised immediately in the income statement. The prohibition of amortisation of goodwill will have the effect of reducing operating expenses and therefore improve reported profits of the Consolidated Entity, subject to any impairment charges that may be required from time to time.

(vi) AASB 132: Financial Instruments: Disclosure and Presentation (AASB 132) and AASB 139: Financial Instruments: Recognition and Measurement (AASB 139).

Reset Preference Shares

IFRS has different recognition rules to Australian GAAP in relation to the classification of certain financial instruments. As the conversion option contained in the Consolidated Entity's Reset Preference Shares (RPS) does not expose the holders to any equity risks, the RPS will be classified as a debt instrument under AASB 139. This represents a change from the current classification of the RPS as equity under Australian GAAP. The RPS distributions will as a result of this debt classification, be treated as interest expense not dividends, leading to an increase in borrowing costs and a corresponding reduction in reported profit.

Securitisation

Under AASB 132 previously securitised credit card receivables will be brought back on balance sheet at transition and on an on-going basis. There will be no net income statement impact, however interest income and interest expense will be grossed up.

Derivative Instruments

Under AASB 139 the Consolidated Entity's accounting policy will change and all derivatives, whether used as hedging instruments or otherwise, will be recognised on-balance sheet at fair value at each reporting date. Changes in the value of the derivatives, including embedded derivatives that are not closely related to the host contract, will be recorded in the income statement unless hedge accounting requirements are satisfied. Hedge accounting requires strict documentation and "effectiveness testing" to be satisfied. Where hedge effectiveness tests are met, changes in fair value will be recognised directly in equity. Ineffectiveness outside the prescribed range precludes the use of hedge accounting, in which case the fair value changes will be recognised in the income statement. The financial effect of this change in accounting policy at transition and on an ongoing basis is subject to period end market valuations and has not yet been reliably estimated.

Financial Assets and Liabilities

IFRS introduces new measurement requirements for financial assets including the requirement for certain assets such as receivables to be measured at fair value. All receivables need to be assessed for impairment by reference to the recoverable amount or fair value which is determined by discounting the receivable over the period the amount is expected to be received. Impairment losses will be recognised as an expense leading to a reduction in reported profit. In addition revenue from sales on interest free terms will reduce due to the effect of discounting. This will be offset by increased interest income in subsequent periods as the effect of the discounting reverses. The future financial effect of this change in accounting policy and the classification of financial assets into the categories prescribed by AASB 139 has not yet been fully completed.

DIRECTORS' DECLARATION

David Jones Limited and its controlled entities

In the opinion of the Directors of David Jones Limited:

(1) (a) the financial statements and the Notes set out on pages 1 to 46 comply with the Accounting Standards and Urgent Issues Group Consensus Views;

(b) the financial statements and the Notes give a true and fair view of the financial position as at 31 July 2004 and performance of the Company and the Consolidated Entity for the 53 weeks then ended; and

(c) at the date of this declaration, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable; and

(2) the financial statements and the notes have been made out in accordance with the Corporations Act 2001 including sections 296 and 297.

Signed in accordance with a resolution of the Directors:

Robert Savage
Director

Sydney
8 October 2004

INDEPENDENT AUDIT REPORT

To members of David Jones Limited

SCOPE

The Financial Report and Directors' Responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for David Jones Limited (the company) and the Consolidated Entity, for the 53 weeks ended 31 July 2004. The Consolidated Entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and the Consolidated Entity, and that it complies with Accounting Standards in Australia, in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit Approach

We conducted an independent audit of the financial report in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the Consolidated Entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

INDEPENDENCE

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001. In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

AUDIT OPINION

In our opinion, the financial report of David Jones Limited is in accordance with:

(a) the Corporations Act 2001, including:

(i) giving a true and fair view of the financial position of David Jones Limited and the Consolidated Entity at 31 July 2004 and of their performance for the 53 weeks ended on that date; and

(ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

S J Ferguson
Partner

Sydney
8 October 2004

CORPORATE DIRECTORY

PRINCIPAL REGISTERED OFFICE

86–108 Castlereagh Street, Sydney, NSW 2000

Telephone	(02) 9266 5544
Facsimile	(02) 9261 5717 – Corporate
	(02) 9267 3895 – General Retail
Telephone number for all Stores	133 DJS (133 357)

LOCATIONS OF ALL STORES

David Jones stores are located in New South Wales, Australian Capital Territory, Victoria, Queensland, South Australia and Western Australia. For details of individual stores, these are shown in the 'Stores' section of the David Jones website.

Website **www.davidjones.com.au**

COMPANY SECRETARY

John A. Simmonds FCIS ASIA

2004 DAVID JONES LIMITED ANNUAL REPORT

The concise annual report, the full financial report and the Notice of Meeting and general shareholder information can be accessed on our website under 'For Investors'. Announcements made to ASX during the year are put on the website.

Further financial information can be obtained from the 2004 concise annual report which is available, free of charge, on request from the Share Registry by calling 1800 652 207. Alternatively, both the concise annual report and the full financial report can be accessed from the 'For Investors' section at the David Jones website **www.davidjones.com.au**

Upon accessing the site, click on 'For Investors' at the bottom of the screen to go through to releases and reports.

SHARE REGISTRY

Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street, Sydney, NSW 2000
GPO Box 7045, Sydney, NSW 1115

Telephone	1800 652 207 – Toll Free
Facsimile	(02) 8234 5050
Website	www.computershare.com

Shareholders can access from the David Jones website under 'For Investors' for information and services relevant to their holding, including dividend payment history details.

Anyone can visit the Share Registry website to access a range of information about David Jones Limited including the closing price of David Jones Limited shares, graphs showing market prices over a requested period and graphs showing volumes traded over a requested period. Shareholders can register their email address through the Share Registry website to receive shareholder communications electronically.

STOCK EXCHANGE

The Company is listed on the Australian Stock Exchange. The Home Exchange is Sydney.

For Corporate and Customer information please visit us at www.davidjones.com.au













DAVID JONES NOTICE OF MEETING

DAVID JONES LIMITED ANNUAL GENERAL MEETING 2004
FRIDAY 26 NOVEMBER 2004 AT 10.00 AM

DAVID JONES LIMITED
ABN 75 000 074 573 ACN 000 074 573

Notice is given to the members of David Jones Limited ABN 75 000 074 573 (the Company) that the Annual General Meeting of the Company will be held at the Wesley Conference Centre, 220 Pitt Street, Sydney, New South Wales on Friday 26 November 2004 at 10.00 a.m.

ORDINARY BUSINESS

1. To receive the reports of the Directors and of the Auditors and the annual financial report, including the Financial Statements of the Company and of the Company and its controlled entities, for the 53 weeks ended 31 July 2004.
2. To elect 2 Directors
   (a) Reginald Clairs retires in rotation and, being eligible, offers himself for re-election.
   (b) John Harvey retires in rotation and, being eligible, offers himself for re-election.

SPECIAL BUSINESS

3. Variation of Non-Executive Directors' Remuneration

   To consider, and if thought fit, to pass the following resolution as an ordinary resolution:

   'That the amount fixed by the general meeting for the purpose of clause 6.3(a) of the Company's Constitution, as the maximum remuneration of Non-Executive Directors is $1,300,000 per annum by way of Directors' fees inclusive of any amount payable by the Company or any related body corporate to a superannuation, retirement or pension fund for a Director in payment of a superannuation guarantee charge or similar statutory charge.'

4. (a) Allocation of shares under the LTI Plan to Mark McInnes

   To consider, and if thought fit, to pass the following resolution as an ordinary resolution:

   'That the Board of Directors of the Company be authorised to offer to Mark McInnes, the Chief Executive Officer of the Company, pursuant to the David Jones Limited Long Term Incentive Plan, up to a maximum number of 1,547,230 ordinary shares in the capital of the Company over three offers over a three year period and to issue fully paid ordinary shares in accordance with the rules of the David Jones Limited Long Term Incentive Plan and the terms of the offer.'

4. (b) Allocation of shares under the LTI Plan to Stephen Goddard

   To consider, and if thought fit, to pass the following resolution as an ordinary resolution:

   'That the Board of Directors of the Company be authorised to offer to Stephen Goddard, the Finance Director of the Company, pursuant to the David Jones Limited Long Term Incentive Plan, up to a maximum number of 552,746 ordinary shares in the capital of the Company over three offers over a three year period and to issue fully paid ordinary shares in accordance with the rules of the David Jones Limited Long Term Incentive Plan and the terms of the offer.'

Voting Exclusion

In accordance with the Listing Rules of the Australian Stock Exchange Limited any votes cast on the special business resolutions by a Director of the Company or any associate of a Director will be disregarded except where the vote is cast:

- by a person as proxy for a person who is entitled to vote, in accordance with the directions on the Proxy Form; or
- by the chairman of the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

Proxies

Any member entitled to attend and vote is entitled to appoint not more than two proxies to attend and vote in his or her stead. If more than one proxy is appointed, each proxy should be appointed to represent a specified portion of the member's voting rights. If two proxies are appointed and the appointment does not specify the proportion of the member's votes that each proxy may exercise, each proxy may exercise half the votes. The person or persons so appointed need not necessarily be members of the Company.

To be effective, the Proxy Form must be received by Computershare Investor Services Pty. Limited, Level 3, 60 Carrington Street, Sydney, NSW, 2000 by 10.00 a.m. on Wednesday 24 November 2004, being not less than 48 hours before the time for holding the meeting. The Proxy Form may also be sent by facsimile to (02) 8235 8220 by 10.00 a.m. on Wednesday 24 November 2004.

No facility exists for receiving proxy forms by email.

Corporate Representative

If your holding is registered in a company name and you would like to attend the meeting (and do not intend to return a completed proxy form), please bring with you to the meeting a duly completed Appointment of Corporate Representative Form to enable you to attend and vote at the Annual General Meeting. Contact the Share Registry who will forward to you a form for completion.

Entitlement to vote

For the purposes of Corporations Regulations 2001, the Board has determined that in relation to the Annual General Meeting being convened by this Notice shares will be taken to be held by the persons who are the registered holders at 10.00 a.m. on Wednesday 24 November 2004. Accordingly, share transfers registered after that time will be disregarded in determining entitlements to attend and vote at the meeting.

By order of the Board



John A Simmonds
SECRETARY
Sydney 8 October 2004

EXPLANATORY NOTES ON ORDINARY BUSINESS

ITEM 1 – ANNUAL FINANCIAL REPORT

The Corporations Act requires the Reports of the Directors and of the Auditors and the annual financial report, including the Financial Statements, to be laid before the Annual General Meeting and the Company's Constitution provides for such Reports and Statements to be received and considered at the Meeting. Neither the Corporations Act nor the Constitution requires a vote of shareholders at the Annual General Meeting on such Reports or Statements. However, shareholders will be given ample opportunity to raise questions on the Reports and Statements at the Meeting.

ITEM 2 – ELECTION OF DIRECTORS

Profiles of the candidates offering themselves for election to the office of Director:

a) Reginald Clairs AO

Resident of Brisbane

Term of office Non-Executive Director for over 5 years since 22 February 1999.

Independent Yes

External Directorships
Director of Commonwealth Bank of Australia and Cellnet Group Limited. Deputy Chairman of the National Australia Day Council.

Skills, experience and expertise
Prior to joining the Board of David Jones Limited, Mr Clairs had a career of 33 years with Woolworths Limited, culminating as the Chief Executive Officer for 5 years to December 1998. During his career he gained valuable retail experience at State, National and International levels. The successful 'Fresh Food People' theme was developed during his appointment as National Marketing Manager. Mr Clairs has also held several positions on industry bodies, including Chair of the Australian Supermarket Institute and a Board member of C.I.E.S., an international retail organisation.

Board committee membership
Chairman of Remuneration and Nominations Committee.



REGINALD CLAIRS
Independent
Non-Executive Director



JOHN HARVEY
Independent
Non-Executive Director

b) John Harvey LLB B.Juris Grad.Dip.ACC FCA

Resident of Melbourne

Term of office Non-Executive Director for 3 years since 8 October 2001.

Independent Yes

External Directorships
Director of Templeton Global Growth Fund and Australian Infrastructure Fund Ltd.

Skills, experience and expertise
Mr Harvey has had a 26 year professional career with Price Waterhouse during which he provided professional advisory services to many multinational and Australian national companies, including retailers (which did not include David Jones). He was a registered company auditor for 20 years, Mr Harvey was Chief Executive Officer of PricewaterhouseCoopers in Australia and served on the Global Board of PricewaterhouseCoopers. He has also served on the Boards of Opera Australia, Docklands Authority and Board of Taxation. His experience provides the financial expertise necessary to chair the Audit Committee.

Board committee membership
Chairman of Audit Committee.

EXPLANATORY NOTES ON SPECIAL BUSINESS
ITEM 3. – VARIATION OF NON-EXECUTIVE DIRECTORS' REMUNERATION

The first item of Special Business relates to implementing a consistent remuneration program for all Non-Executive Directors. On 14 October 2003, the Board announced that in accordance with best practice it had decided to discontinue the retirement allowance for new Non-Executive Directors appointed after that date and instead introduced a remuneration package commensurate with market practice. In addition it had decided to phase out the retirement allowance for existing Non-Executive Directors. In the interests of consistency and transparency of remuneration packages for all Non-Executive Directors, the Board has decided that rather than phasing out it will discontinue the retirement allowance for all Non-Executive Directors from 1 December 2004.

As part of the process of abolishing the retirement allowance and implementing a transparent remuneration program that is commensurate with market practice, the Company engaged remuneration and benefits specialists Egan Associates (John Egan) to conduct a review of David Jones Non-Executive Director fees in July/August of this year. John Egan has recommended an increase of 18.8% in fees payable to Non-Executive Directors to bring all of the Directors on par and to take into account the loss of the retirement allowance and changes in market rates. The recommendation of an 18.8% increase equates to $1,030,000 in aggregate annual fees. This recommendation was made after consideration of data on comparable companies and analysis of fee structures for non-executive directors in a cross section of listed companies. The fees proposed by John Egan are transparent, and comparable to the market, considering the discontinuance of the retirement allowance. The Chairman and Deputy Chairman will continue not to receive committee fees.

It is proposed that an aggregate fee pool amount of $1,300,000 per annum be adopted to offer flexibility for changes to the Board over the period ahead.

This is the first review of Non-Executive Director fees put to shareholders in five years. In 1999 shareholders approved an aggregate annual fee pool of $700,000 plus mandatory superannuation contributions. On the basis of the John Egan review, the Directors believe that the proposed fee increase is appropriate having regard to:

–the discontinuance of the retirement allowance;

–inclusion of superannuation contributions within the fees;

–increasing competition for appropriately qualified Non-Executive Directors – the attraction of new Directors cannot be assumed if fees are non-competitive;

–the need for flexibility to obtain an appropriate blend of qualifications and experience on the Board and to address orderly succession planning;

–Directors' fees payable in comparable listed companies;

–increasing complexity and risk in the role of Directors and the additional time required for both Board and Board Committee work; and

–increased obligations and expectations from shareholders of Director performance.

The proposed new fee structure from 1 December 2004 showing the comparison to the current structure is as follows:

2003							2004				
POSITION	RETAINER	AUDIT COMMITTEE	REM. & NOM COMMITTEE	SUPER-ANNUATION PAYMENT	TOTAL FEES	ADJUSTED* TOTAL	RETAINER	AUDIT COMMITTEE	REM & NOM. COMMITTEE	PROPOSED FEES FOR 2004	% INC
Chairman	$180,000		Member	$16,200	$196,200	$259,200	$310,000		Member	$310,000	19.6%
Deputy Chair	$105,000	Member		$9,450	$114,450	$151,200	$180,000	Member		$180,000	19.1%
Director	$70,000		Chairman $12,000	$7,380	$89,380	$114,380	$120,000		Chairman $15,000	$135,000	18.0%
Director	$70,000	Chairman $15,000		$7,650	$92,650	$117,650	$120,000	Chairman $21,000		$141,000	19.9%
Director	$70,000		Member $8,000	$7,020	$85,020	$110,020	$120,000		Member $10,000	$130,000	18.2%
Director	$95,000	Member $10,000		$9,450	$114,450	$114,450	$120,000	Member $14,000		$134,000	17%
Total	$590,000	$25,000	$20,000	$57,150	$692,150	$866,900	$970,000	$35,000	$25,000	$1,030,000	18.8%

* adjusted over the long term to reflect the annualised value of the Retirement Allowance

ITEMS 4.(a) AND 4.(b) – PROPOSED ALLOCATIONS OF ORDINARY SHARES UNDER THE LONG TERM INCENTIVE PLAN TO MARK MCINNES AND STEPHEN GODDARD

The Board considers the motivation and retention of the Chief Executive Officer and the Finance Director and other senior managers to be vital to the Company's long term performance.

The Long Term Incentive Plan (LTI Plan) is an incentive scheme intended to improve Company performance, ensure the alignment of management with shareholder interests and to retain high calibre executives. The Company designed the LTI Plan and the terms of the proposed offers in consultation with Mercer Human Resource Consulting (Mercer), independent remuneration specialists. Only senior managers of the Company who are able to directly influence the long-term success of the Company participate in the LTI Plan. An offer is made under the LTI Plan to senior managers each financial year, subject to final consideration by the Board. The LTI Plan will continue to operate indefinitely, although this will be subject to ongoing review by the Board in light of changing business requirements and market circumstances.

Of the Directors of the Company, only Executive Directors are eligible to participate in the LTI Plan. Mark McInnes and Stephen Goddard are the only Executive Directors and accordingly are the only Directors who are eligible to participate. Details of any securities issued under the LTI Plan to an Executive Director will be published in the annual report of the Company. In accordance with the ASX Listing Rules approval from shareholders will be obtained before participation in the LTI Plan commences for any Executive Director. The following securities have been issued under the 2002–2004 Offer in the LTI Plan to Executive Directors on 28 September 2004:

Mark McInnes	150,000 ordinary shares
Stephen Goddard	187,500 ordinary shares

All offers are made subject to the Corporations Act, ASX Listing Rules and the terms of the LTI Plan Rules. The LTI Plan Rules confer various powers on the Board, including without limitation the right to waive or reduce a relevant requirement governing a participant's entitlement to shares, and subject to the requirements of the ASX Listing Rules, to add to or vary any of the Plan Rules, or waive or vary their application to a participant.

PROPOSED ALLOCATIONS TO MARK McINNES AND STEPHEN GODDARD

In the interests of retaining and incentivising experienced managers and executives, the Board has reviewed the current market for senior executives. The review highlighted that the market for experienced senior executives in Australia is highly competitive and that other retailers have had to source key appointments from overseas. This review also indicated that the Company needs to bring the remuneration package for the Chief Executive Officer, Mark McInnes and the Finance Director, Stephen Goddard, in line with the market to secure them for the future, and to continue to incentivise each of them in the performance of their roles with remuneration packages aligned with shareholder returns.

As CEO, Mark McInnes has overseen a dramatic turnaround in the Company's performance. Since his appointment in February 2003, the Company has reported its highest Net Profit After Tax (NPAT) of $65.3 million since 1996. This represents an increase in underlying NPAT of 53% compared to the prior financial year. In addition, dividends payable to shareholders have increased from 6 cents fully franked per share in the 2003 financial year to 11 cents fully franked in the 2004 financial year. Similarly the Company's gross profit margins have improved from 36.5% to 37.1% over the same period. Cost efficiencies generating savings in excess of $17 million have been achieved in the 2004 financial year and the Company's cash at financial year end increased by 464% to $97.8 million.

In his role as Finance Director, Stephen Goddard is a key member of the management team. He is also on the Board. Stephen Goddard is directly responsible for managing the Company's financial and legal risks and internal control and compliance, including management of the David Jones credit card business. In addition, his role encompasses assisting with the setting and management of the Company's strategic direction. Stephen Goddard adds considerable value to the business through his broad business and retail experience and has played a critical role in the Company's achievements noted above.

Consistent with the Company's approach to remuneration, the remuneration package comprises a fixed component and variable performance incentives which are directly aligned with shareholder interests, being the LTI Plan and short term incentive program. The variable component relating to the LTI Plan (ie that which is directly tied to shareholder value) is proposed to be increased as a proportion of total remuneration. Accordingly, it is proposed to offer, subject to Board discretion, each of Mark McInnes and Stephen Goddard additional participation in the LTI Plan. This includes a supplementary offer for each of the 2003–2005 offer and 2004–2006 offer approved by shareholders last year, as well as a new offer proposed for the 2005–2007 period.

LTI PLAN

Under the LTI Plan senior executives of the Company may be offered entitlement to ordinary shares in the Company. The entitlement is conditional upon the satisfaction to a threshold level of performance measures measured over a period of three financial years. Once the threshold is passed, the amount of the entitlement can increase if "target" or "stretch" levels are attained for a measure.

The actual number of shares finally provided to participants will depend on the extent to which the performance measures have been satisfied. No shares will be provided prior to the final date of the relevant measurement period and then will only be granted if the performance measures are met.

Entitlements

Each participant is offered a number of shares which is achieved if the performance measures are met.

A portion of the total entitlement of shares is allocated to each measure. If only one performance measure is satisfied then a participant will still be entitled to the relevant number of shares in respect of that measure. If the threshold is not achieved then the participant has no entitlement to any shares allocated in respect of that measure.

If the threshold is exceeded then a participant's entitlement to shares may be increased, depending on how much the measure is exceeded by, and whether or not the "target" or "stretch" level is attained or exceeded.

Entitlement to shares will be measured, participants will be notified of any shares they become entitled to and any shares will be allocated within three months after completion of the relevant measurement period.

Performance Measures

It is proposed that each offer have two performance measures which operate independently of each other. The measures have been selected to reflect and support the Company's strategic business direction and take into account the Company's future expectations. The measures are as follows:

1. Capital Management – this is measured by return on funds employed (ROFE) averaged over the relevant measurement period.

ROFE is earnings before interest and tax before goodwill and after significant items as a percentage of average funds employed (subject to certain potential adjustments at Board discretion). Funds employed equals average debt + average equity (adjusted for future income tax benefits, tax provisions, dividend provisions and restructuring provisions). Funds employed calculation is equivalent to inventory + receivables + fixed assets less trade and other creditors.

If the ROFE averaged over the relevant measurement period meets or exceeds the threshold ROFE level, then the participant will have an entitlement of between 50% and 150% of half of their offer of shares. The threshold ROFE level has been set by reference to David Jones historical performance and weighted average cost of capital, taking into account peer group performance.

2. Total Shareholder Return (TSR) – this is measured against a peer group of companies over the relevant period.

TSR is the return to shareholders provided by share price appreciation plus dividends expressed as a percentage of the investment. TSR therefore reflects the increase in value delivered to shareholders over the performance period.

TSR is calculated by subtracting the share price at the beginning of the performance period from the share price at the end of that period and adding dividends during the period, and expressing this as a percentage. The share prices used for the purpose of the TSR calculation are determined as the average daily closing price over the three month period immediately preceding the start and end of the performance period. The TSR of all the companies in the peer group, and the Company, will be ranked at the end of the performance period.

Participants will not have any entitlement to the half of their offered shares pertaining to the TSR component unless the Company's TSR is at or above the 50th percentile ranking of the peer group. At a 50th TSR percentile ranking, participants will have an entitlement to 50% of half their offer of shares. If the Company's TSR ranking is above the 50th percentile, an additional 4.166% of half of their offer of shares is attained for every additional percentile up to 100% at the target 62nd percentile. An additional 3.846% of the shares is attained for every additional percentile up to the stretch 75th percentile where participants will have an entitlement to 150% of the shares subject to the TSR performance measure.

If the TSR measure is not achieved within the initial performance measurement period to a threshold level or higher, there will be no entitlement to shares for a participant and the measure will be re-tested at the end of the next year over an extended performance period against the same criteria. If the TSR performance level has been achieved over this extended performance period to a threshold or higher level a participant is entitled to the relevant number of shares, calculated by reference to the extent to which that measure is achieved. If the TSR performance measure is achieved to a threshold level or higher in the initial period it will not be re-tested.

The Board has discretion to amend, waive or replace the performance measures in the event of significant events (eg an acquisition) which were not foreseen in the Company's business plan for the period, or to take account of the impact of international accounting standards on the Company's financial results and in particular on the calculation of ROFE and the ROFE threshold levels. Measurement may also exclude legislative or regulatory changes that are outside of management's control. Abnormal items that are within management's control or are a result of management decisions will be included in the calculation.

The following table illustrates how entitlements are calculated for each of the two performance measures:

	WEIGHTING	PERFORMANCE LEVEL BELOW THRESHOLD	THRESHOLD	TARGET	STRETCH
Total Shareholder Return for all 3 offers	50%	<50th %ile	50th %ile	62nd %ile	>75th %ile
Capital Management 2003–2005 and 2004–2006	50%	<15%	15%	17%	19%
Capital Management 2005–2007	50%	<17%	17%	19%	21%
Reward %	100%	0%	50%	100%	150%

Peer Group

The purpose of the peer group is to provide an external benchmark, to enable a comparison of the Company relative to other similar organisations. The peer group was compiled in conjunction with Mercer based on their interpretation of the following criteria:

CATEGORY	DIMENSION	DESCRIPTION	RATIONALE
Industry	Retail	ASX listed retailers	David Jones is a retail business
Type and scale of stock	'Mature' industry with a minimum market capitalisation of > $200M	• Investor expectation of relatively lower revenue growth and profit growth and a higher dividend yield • Excludes companies with P/E ratio >25 • Excludes businesses or securities of a specialised nature	David Jones is a high yield stock, not a growth stock David Jones is a Top 5 brand, but is not a Top 100 company, but some larger, mature companies included
Geographic scope	Domestic	Operations limited to Australia	David Jones is not an international company

The Board may determine in its discretion that a company be deleted from the peer group if the company no longer meets the peer group criteria or has ceased to be listed. The Board has the right to review the peer group annually and has flexibility to make changes if the number of companies in the peer group falls below a reasonable level.

The peer group for the 2003–2005 and 2004–2006 offers was set out in the 2003 AGM Notice of Meeting. For the 2005–2007 offer, the Company has used the the same peer group as in the last 2 offers with the following two changes:

1. the inclusion of 5 additonal retailers, including some newly listed retailers, giving a stronger retail focus, appropriate to the business:

   JB Hi-Fi Limited, Rebel Sport Limited, Oroton Group Limited, Repco Corporation Limited and Just Group Limited

2. the removal of companies no longer meeting our criteria:
   - 2 were delisted:
     Freedom Group Limited and Bristile Limited
   - 3 had international revenue greater than 30%:
     Downer EDI Limited, McGuigan Simeon Wines Limited, and APN News and Media Limited
   - 3 had P/E Ratio >25
     Australian Pharmaceuticals Industries Limited, Sigma Limited, and Transfield Services Limited

The peer group for the LTI Plan 2005–2007 offer therefore is as follows:

ASX listed retailers		**Businesses in a 'Mature' Industry with a minimum market capitalisation of > $200M**	
Woolworths Limited	JB Hi-Fi Limited	GUD Limited	Adelaide Bank Limited
Coles Myer Limited	Just Group Limited	Bank of Queensland Limited	Reece Australia Limited
Harvey Norman Limited	Rebel Sport Limited	Ramsay Healthcare Limited	Amalgamated Holdings Limited
Foodland Limited	Oroton Group Limited	ION Limited	Adelaide Brighton Limited
Metcash Limited	Repco Corporation Limited	Crane Group Limited	Rural Press Limited
Colorado Limited		Hills Industries Limited	Coates Hire Limited
Brazin Limited		SPC Ardmona Limited	Bendigo Bank Limited
Country Road Limited		Collection House Limited	Fairfax Limited
Strathfield Group Limited		GWA International Limited	WA News Limited
Miller's Retail Limited		Housewares International Limited	

GENERAL PROVISIONS

Entitlement to shares will be measured, participants will be notified of any shares they become entitled to and any shares will be provided within three months after completion of the relevant measurement period. A participant must still be employed by the Company at the end of the measurement period. Once the performance measures have been met shares will be registered in the name of each participant subject to a seven year holding lock and can only be released if the participant's employment ceases, or where the participant is still an employee, after this seven year period expires or upon application made to the David Jones Board or its delegate. Entitlements to any shares may be forfeited if a participant ceases employment prior to the performance measures being satisfied, or is dismissed with cause or has committed any act of fraud or gross misconduct.

Shares provided may be by purchase of existing shares or by a new issue of shares. Participation in the LTI Plan does not affect participation in any other incentive or other scheme operated by the Company. The maximum number of shares issued under all employee incentive plans in a rolling five year period and the number of unexercised options on issue must not be more than 6% of the Company's issued share capital.

OFFER OF SHARES TO MARK MCINNES, CHIEF EXECUTIVE OFFICER

It is proposed to offer Mark McInnes participation in the LTI Plan up to a total of 1,547,230 ordinary shares, as follows:

Long Term Incentive Plan 2003-2005
Operates from 1 August 2002 to 31 July 2005
Offer approved at the 2003 AGM:
148,148 ordinary shares at "threshold", 296,296 ordinary shares at "target", up to a maximum number of 444,444 ordinary shares at "stretch".
Proposed supplementary offer:
199,074 ordinary shares at "threshold", 398,148 ordinary shares at "target", up to a maximum number of 597,223 ordinary shares at "stretch".

Long Term Incentive Plan 2004-2006
Operates from 1 August 2003 to 31 July 2006
Offer approved at the 2003 AGM:
131,507 ordinary shares at "threshold", 263,014 ordinary shares at "target", up to a maximum number of 394,521 ordinary shares at "stretch".
Proposed supplementary offer:
125,342 ordinary shares at "threshold", 250,685 ordinary shares at "target", up to a maximum number of 376,027 ordinary shares at "stretch".

Long Term Incentive Plan 2005-2007
Operates from 1 August 2004 to 31 July 2007
191,327 ordinary shares at "threshold", 382,653 ordinary shares at "target", up to a maximum number of 573,980 ordinary shares at "stretch".

OFFER OF SHARES TO STEPHEN GODDARD, FINANCE DIRECTOR

It is proposed to offer Stephen Goddard participation in the LTI Plan up to a total of 552,746 ordinary shares, as follows:

Long Term Incentive Plan 2003-2005
Operates from 1 August 2002 to 31 July 2005
Offer approved at the 2003 AGM:
97,222 ordinary shares at "threshold", 194,444 ordinary shares at "target", up to a maximum number of 291,666 ordinary shares at "stretch".
Proposed supplementary offer:
60,185 ordinary shares at "threshold", 120,371 ordinary shares at "target", up to a maximum number of 180,556 ordinary shares at "stretch".

Long Term Incentive Plan 2004-2006
Operates from 1 August 2003 to 31 July 2006
Offer approved at the 2003 AGM:
79,110 ordinary shares at "threshold", 158,219 ordinary shares at "target", up to a maximum number of 237,329 ordinary shares at "stretch".
Proposed supplementary offer:
37,328 ordinary shares at "threshold", 74,658 ordinary shares at "target", up to a maximum number of 111,986 ordinary shares at "stretch".

Long Term Incentive Plan 2005-2007
Operates from 1 August 2004 to 31 July 2007
86,735 ordinary shares at "threshold", 173,469 ordinary shares at "target", up to a maximum number of 260,204 ordinary shares at "stretch".

DAVID JONES LIMITED ABN 75 000 074 573

RISK MANAGEMENT AND INTERNAL COMPLIANCE AND CONTROLS SYSTEMS POLICY

ADOPTED BY THE BOARD ON 23 SEPTEMBER 2004

RISK MANAGEMENT AND INTERNAL COMPLIANCE AND CONTROLS SYSTEMS POLICY

1.1 David Jones seeks to take and manage risk in ways that will generate and protect shareholder value. For David Jones, the management of risk is a continual process and an integral part of business management and corporate governance. The Company approach to risk management is to define opportunities as well as to avoid loss. David Jones' risk management strategy is aligned with our corporate strategy and Company vision, to ensure that the risk management strategy contributes to David Jones' corporate goals and objectives.

1.2 The David Jones risk management program has been designed to establish a sound system of risk oversight and management and internal controls by having the framework in place to identify, assess, monitor and manage risk. The David Jones risk management methodology has been developed in line with the Australia/New Zealand Risk Management Standard (AS/NZ 4360). The program and methodology seek to promote awareness of risks and intelligent risk taking and management in, and among, all levels of the business.

1.3 The David Jones Board determines the Company's risk appetite, or tolerance for risk, after taking into account the Company's strategic objectives and other factors including shareholder expectations, financial and capital requirements and the Company's financial position, organisational culture and the Company's experience or demonstrated capacity in managing risks.

1.4 The Board is responsible for ensuring material risks facing the Company have been identified and that appropriate and adequate control, monitoring and reporting mechanisms are in place. Management is required to analyse its business risk in the context of Board expectations, specific business objectives and the organisation's risk appetite.

1.5 Management has developed a risk identification, analysis and mitigation process involving an annual review of the Company's risk profile and risk management activities. As part of this review the Company's internal compliance and control system is also reviewed based on a methodology for evaluating effectiveness of internal controls (using the COSO framework and maturity model). The risk profile is analysed in the context of the Company's strategic objectives and operational activities, covering all material risks of a financial and non-financial focus. The process produces a risk report that identifies key business risks and determines responsibility for the risk mitigation activities for each of these risks. The process is designed to ensure internal operating and external risks are identified, assessed, addressed and monitored to minimise risk in the achievement of David Jones' business objectives. The risk report is reviewed at the half-year to monitor and report on the risk profile and progress with proposed activities.

1.6 A material or significant risk covered by the risk review and reporting process is an event which:

(a) if it were to occur, would have significant adverse impact on an initiative, timescale, and/or cost benefit (i.e. something that stops us meeting our objectives/executing successful strategies);

(b) has an associated probability, significance and timing;

(c) may point to the need for current and/or future action – avoidance, mitigation, contingency.

1.7 Risk can relate to both threats to the operation, and the failure to take advantage of opportunities. David Jones takes an enterprise wide view of risk with risks from all activities, strategic and operational, being examined.

1.8 In this regard, the current David Jones risk model includes risk categories covering:

(a) customers

(b) brand portfolio and competition

(c) employees

(d) business operations

(e) compliance

(f) financial

(g) information technology and infrastructure

(h) reputation; and

(i) strategy

1.9 David Jones has a compliance and control environment to manage the significant risks to its operations, which includes the following components:

(a) clearly defined management responsibilities and organisational structure

(b) delegated limits of authority defined by a Delegations Manual

(c) accounting control and reconciliations

(d) strong management reporting systems

(e) disciplined budgeting and rolling three year strategic plan processes

(f) regular internal review and mechanisms including the operation of a Capex Committee, Property Committee, Marketing Forum and Management Committee

(g) personnel requirements for key positions

(h) segregation of duties

(i) physical and logical security over company assets

(j) appropriate policies and procedures that are widely disseminated to, and understood by, employees

(k) internal and external audit functions

(l) comprehensive risk management framework and guidelines

RISK MANAGEMENT AND INTERNAL COMPLIANCE AND CONTROLS SYSTEMS POLICY

1.10 The annual risk profile is used as a basis for the Company's Internal Audit program, which in turn supports the company's external audit program. Management tracks and reports to the Board on implementation of any high priority matters identified through the Internal and External Audit process, throughout the business, on a regular basis.

1.11 The formal risk report, internal and external audit function and monitoring of audit issues are all subject to the oversight of the Board Audit Committee (as per the Audit Committee Charter) which then reports to the full Board which has responsibility for overall risk management.

DAVID JONES LIMITED ABN 75 000 074 573

CODE OF ETHICS AND CONDUCT

ADOPTED BY THE BOARD ON 23 SEPTEMBER 2004

CODE OF ETHICS AND CONDUCT

Contents

Reporting Violations of the Code of Ethics and Conduct

While most of us may take all due care and responsibility in our business dealings, unfortunately there may be instances where individuals or organisations compromise our Code of Ethics and Conduct.

If you see or hear of any activities or behaviour you believe are out of step with the way we do things at David Jones and our Code of Ethics and Conduct, you can call the **Ethics Hotline** on **1800 689 602**.

All reports are investigated promptly and confidentially, without recrimination against the person reporting an incident. If you prefer, your call can remain anonymous.

The policy underlying these procedures ensures that employees are not disadvantaged in any way for reporting violations of the Code of Ethics and Conduct (the Code) or other unethical conduct. In all cases, David Jones will endeavour to deal with the matter promptly and fairly.

CODE OF ETHICS AND CONDUCT

A message from the Chief Executive Officer

Dear Colleague,

As members of the David Jones team, each of us has a responsibility to maintain and enhance the strong reputation of the David Jones brand. This reputation has been fostered and built over a long history of successfully serving customers and is a reflection of the quality products and the high standards of service we offer.

In order to continue this tradition of excellence, David Jones must uphold the honest and transparent business practices that customers, shareholders, suppliers and the community have come to expect from David Jones.

We all have a role to play in ensuring the integrity of David Jones is upheld and we can do this by conducting ourselves in an ethical and honest manner that maintains, and even improves upon, our traditional levels of service.

This document - the David Jones *Code of Ethics and Conduct* – describes the values and behaviours we are committed to, both individually and collectively. It should act as a guide for your actions, and the actions of your colleagues, in the workplace.

The standards that we have set ourselves are high and I am personally committed to demonstrating the spirit, intent and actions within the Code of Ethics and Conduct. I simply ask that you join me in this commitment.

If you have suggestions, questions or concerns about any detail in this document please raise these for discussion with your line manager or contact me either through Tracey Jones, my Executive Assistant on 9266 5730, e-mail tjones@davidjones.com.au or directly, on 9266 5988, e-mail mmcinnes@davidjones.com.au

Sincerely,

Mark McInnes
Chief Executive Officer
David Jones Limited

CODE OF ETHICS AND CONDUCT

Why do we need a Code of Ethics and Conduct?

A Code of Ethics and Conduct is an official document outlining the values upheld by an organisation. It is designed to guide the behaviour of all employees by explaining the principles that the organisation expects you to follow when you act on its behalf.

Specifically, the David Jones Code of Ethics and Conduct has been developed to ensure that we:

Continue the tradition of excellence by observing high standards of individual and Company behaviour in the context of our employment with David Jones

Understand our own responsibilities as paid employees of David Jones, including the standards we are expected to uphold when we represent the David Jones in our day-to-day work

Send a clear message about our values to all persons dealing with David Jones – customers, employees, shareholders and suppliers

Employees are required to adhere to the Code of Ethics and Conduct both in form and in practice, as a term of employment with David Jones. Violation of the Code of Ethics and Conduct may lead to disciplinary action, including dismissal.

For the purpose of the Code of Ethics and Conduct, "employees" is inclusive of all David Jones staff, Executive Directors, Non-Executive Directors and persons engaged as contractors.

CODE OF ETHICS AND CONDUCT

Upholding the reputation of David Jones

The David Jones brand is synonymous with quality and service. Maintaining the essence of our brand is integral to the success of the David Jones business.

We are all equally responsible for continuing the David Jones tradition of excellence and we will do so by:

- Identifying opportunities to set new standards in customer service
- Continuing to develop and expand our national and international brand collections
- Selling and promoting high quality products (compliant with all relevant legal requirements)
- Taking prompt remedial action in cases where the products and services provided by David Jones are not satisfactory to customers

Compliance: your responsibilities

As employees of David Jones, we are required to comply with the laws, rules and regulations regarding the Company's reputation. This means:

- You will not do anything that could negatively affect David Jones' reputation and brand
- You will not participate in any illegal or unethical activity
- You must actively promote compliance with laws, rules, regulations and this Code of Ethics and Conduct

Responsibility to the community

David Jones aims to be socially responsible in all its business activities in order to protect the health, wellbeing and lifestyle of the communities in which it operates.

The Company is committed to acting in ways which minimise adverse environmental impacts from the operation of the business. As employees of David Jones we each have a role to play in this by ensuring our actions are consistent with the Company's community commitment.

David Jones has a charitable donations policy, established to give something back to the communities which have supported the David Jones business.

Responsibility to shareholders

It is Management's task to achieve, and the Board's role to oversee the delivery of shareholder wealth through the sustainable and efficient operation of the Company. The following structure has been put in place to assist David Jones in creating shareholder wealth:

- Clear guidelines for Management to efficiently operate the business
- Stringent risk management practices
- An internal and external audit capacity and an Audit Committee of the Board
- Active Board involvement in strategic decisions and the setting of business objectives

Upholding the reputation of David Jones (cont'd)

Responsibility to shareholders (cont'd)

It is also the responsibility of David Jones to actively communicate with shareholders regarding the operation of the Company. David Jones will uphold this responsibility through:

- A sound financial reporting framework (in compliance with legal requirements)
- A Continuous Disclosure Policy www.davidjones.com.au that meets ASX requirements
- A commitment to providing easy access to information for all market participants
- Adherence to the latest developments in accounting practice and policy

Conducting ourselves with care and diligence

David Jones and its employees should exercise the utmost care and diligence in the performance of all duties and responsibilities. We can do this by:

- Ensuring accuracy in decision-making processes
- Giving attention to detail in all aspects of work
- Being mindful of the sensitivities of others
- Protecting confidentiality
- Being courteous, open and honest

Confidentiality

It is important that we all understand and adhere to the confidentiality agreement set out by David Jones.

During your employment with David Jones you may obtain confidential information about operational or financial aspects of the business. This information is confidential and must be treated sensitively. As an employee of David Jones:

- You must acknowledge the need for confidentiality as part of your contract of employment (refer to letter of offer, signed upon commencement of employment)
- You must not breach David Jones' confidentiality or make use of confidential information obtained from David Jones for personal gain or in a manner which would be detrimental to David Jones
- You must treat confidential information belonging to third parties (such as suppliers) with the same levels of respect and care that you treat information relating specifically to David Jones
- You must only use confidential information in ways which are authorised by David Jones

Similarly, David Jones will respect the confidentiality of personal information supplied to the Company by its employees.

Privacy

David Jones is committed to safeguarding the privacy of its customers, employees and directors. The Company's Privacy Policy regulates the handling of any personal information that David Jones collects.

A copy of David Jones' Privacy Policy can be found at www.davidjones.com.au. It contains detailed information about the Company's functions and activities, privacy issues and its privacy policy provisions.

Equal opportunity

David Jones is dedicated to the principle of equal opportunity for all employees without regard to race, colour, religion, age, gender, disability, sexual preference or other matters unrelated to work performance. We are vigorously committed to recruiting, training and promoting employees according to competence and capability.

To help make the most of our careers at David Jones, it's important that we all have equal access to the benefits of employment, training and promotion within the Company. Therefore, all employees of David Jones, as well as adhering to the basic guidelines outlined above, should make every effort to ensure there is no possibility of the appearance of unfairness by avoiding:

- *Members of the same family working in a direct supervisory relationship*
  - the same family includes, but is not limited to, parents, siblings and spouses
- *Relationships that may be seen as inappropriate due to the supervisory role held by one of the individuals*
  - a relationship might be considered inappropriate if it is likely to encourage a supervisor to advantage one employee over another for reasons other than his/her ability

A safe and healthy workplace

Over and above its legal obligations, David Jones is committed to providing a safe and healthy workplace for employees and a safe and healthy environment for customers.

As employees of David Jones, we are all required to comply with the Company's policies in relation to health, safety and employment practices. David Jones' Occupational Health and Safety Policy and Employment Practices Policy can be located on the internal employee bulletin board, "HR Express". It is your responsibility to access and read the policy.

Harassment, discrimination and bullying

David Jones does not tolerate harassment, discrimination or bullying in the workplace. Differences between individuals are not only tolerated, but valued.

As an employee of David Jones, you can expect to be treated in a fair and professional manner. The following behaviours are unacceptable under the David Jones terms of employment:

- **Harassment**
  Harassment involves subjecting people to unwelcome or uninvited attention that intimidates, humiliates or offends them

- **Discrimination**
  Discrimination involves treating people differently due to race, colour, religion, age, gender, disability, sexual preference or any other perceived "difference"

- **Bullying**
  Bullying is any form of unwelcome or uninvited behaviour that intimidates, humiliates or offends an employee and generally takes the form of one or more of these overtly aggressive behaviours:
  - Abusive, insulting or offensive language
  - Criticism delivered by yelling and screaming
  - Inappropriate comments about a person's appearance, lifestyle or family
  - Teasing or regularly making someone the brunt of practical and oral jokes
  - Interfering with personal effects and or work equipment
  - Overloading a person with work and setting unreasonable or difficult time lines

CODE OF ETHICS AND CONDUCT

Harassment, discrimination and bullying should be reported to management and dealt with according to the Harassment and Discrimination Policy and resolution procedure, located on the internal employee bulletin board, "HR Express". **If you are concerned about the actions of a co-worker, supervisor or manager you can also contact the Ethics Hotline for advice on 1800 689 602.**

The consequence for employees, who harass fellow employees, customers or suppliers whether physically or mentally, will be disciplinary action, which may include dismissal.

The importance of ethical behaviour

Ethics are guidelines or principles that help us make decisions when the correct action is unclear. Ethics go a step beyond the standards set by law, regulations and policies to include moral behaviour that protects our beliefs, our reputation and our sense of right and wrong.

In deciding whether a particular action is ethical, we need to ask ourselves the following questions:

- Is it consistent with my own standards of right and wrong?
- Is it consistent with the standards set by David Jones?
- What are the consequences for me and for David Jones?
- Am I happy to have my actions scrutinised or made public?
- Can I justify my behaviour if called upon to do so?

Ethical questions often demand sensitive and sometimes difficult judgements. It might be helpful to discuss the issue with a colleague to get a more objective view.

The ethical standards set out by David Jones ask that employees:

- Maintain fairness in dealings with all stakeholders
- Avoid conflicts of interest
- Do not accept gifts from third parties on behalf of David Jones
- Do not steal, or misuse, property belonging to David Jones
- Comply with the Company's guidelines outlined in the Share Trading Policy, www.davidjones.com.au

Fair dealing

In maintaining and enhancing the reputation of David Jones as a leading retailer, we have a responsibility to ensure that we conduct our business in ways that benefit our major stakeholders – shareholders, customers, employees, suppliers and the communities in which we operate.

Therefore, David Jones and its employees will, in all business dealings:

- Compete vigorously and equitably
- Treat all customers and suppliers honestly, fairly and objectively
- Avoid any practice which may be seen as deceptive or unfair
- Make clear to all suppliers and potential suppliers that we expect them to compete honestly and fairly
- Make clear to all suppliers and other relevant bodies that we do not expect, nor will we accept, gifts and other unauthorised benefits in exchange for David Jones' custom – we select our suppliers strictly on merit

Any employee, supplier or other organisation failing to adhere to these principles should be reported to the senior company officer at the location in question (either the Store Manager or Group General Manager).

Conflicts of interest

David Jones employees are asked to avoid situations or transactions in which their own interests conflict, or might be seen to conflict, with the interests of David Jones.

Some level of personal gain that could potentially result from your actions and might affect your ability to make decisions in the interest of the Company usually identifies conflicts of interest.

The following situations are examples of conflicts of interest:

- Having a contract of employment with, or providing services to, another company which has business dealings or is in competition with David Jones
- Doing business with companies in which you, or members of your family, have significant interests

As employees of David Jones, we are encouraged to protect the interests of the Company – and our own reputations – against potential accusations of inappropriate behaviour by avoiding conflicts of interest altogether. The existence of, or potential for, a conflict of interest should be brought to the attention of your line manager.

Employees who are Directors of David Jones or its subsidiaries should:

- Abide by the provisions as set out in the Corporations Act governing conflicts of interest
- Raise the matter with the Chairman of David Jones or the Company's General Counsel if still in doubt

Gifts and benefits

It's always wrong to ask for, or appear to expect, gifts or benefits from suppliers, colleagues, subordinates, customers or others with whom you may come into contact in the course of your work at David Jones.

A gift or benefit may create, or appear to create, a conflict of interest (see above). When gifts are offered, they should only be accepted if:

- They are provided as part of an approved incentive program
- They are of nominal value (e.g. under $50) or have been approved by your manager
- Public disclosure of the transaction would not embarrass David Jones
- They cannot be construed as an inducement to favour the giver in any way
- To do so is consistent with all aspects of the David Jones Code of Ethics and Conduct

In no circumstances are gifts of money to be accepted (except for gratuities / tips provided in our restaurants).

Although it's common practice to accept gifts of low monetary value – such as calendars, diaries, lunches and invitations to sporting events – all such offers of gifts and advantages should be brought to the attention of the senior company officer at each place of work.

A record of such offers and invitations should be maintained at each place of work and will be reviewed by management in accordance with Company policies and procedures.

Property and ownership

It is important to David Jones that all employees enjoy a safe, secure and positive working environment. Each employee has a role to play in this process by respecting property that belongs to others.

Unauthorised possession or use of property belonging to the Company, other employees, customers or suppliers will not be tolerated by David Jones. This includes, but is not limited to:

- Money
- Gift vouchers
- Stock
- Samples
- Computer equipment
- Stationery
- Uniforms

With regard to Company property, the following guidelines apply:

- Company property cannot be removed from the workplace without permission from the appropriate authority
- The equipment that David Jones provides to employees (such as computer, phone, fax) should only be used for legitimate business purposes
  - For example, offensive or obscene phone calls or emails and the down-loading of pornography from the Internet would be considered misuse of Company property

With regard to employee purchases, the following guidelines apply:

- Employee purchases will be inspected on exit of the store and each person should show purchases and receipt
- Sales to employees must be processed through the cash register in the correct and accurate way and employees are not permitted to process their own sales
- If you bring your own goods into store they will be subject to inspection – it is up to you to have proof of ownership on hand if requested
- No price reduction (with the exception of standard point of sale discount and advertised markdowns) are available to any employee that is not generally available to all employees
- No product is available for sale to employees that is unavailable for sale to customers

With regard to merchandise, the following guidelines apply:

- All samples and testers provided by suppliers remain the property of David Jones and are only to be used for the promotion of products to customers. Employees may not remove samples or testers or take them for personal use
- Disposal of merchandise, including merchandise with a "nil" value must be in accordance with Company policies

CODE OF ETHICS AND CONDUCT

The consequence of theft will be dismissal and any act of theft will require police involvement. Suspicious behaviour should be reported to your Line Manager, the Loss Prevention Department or the Ethics Hotline on 1800 689 602. All information will be treated as confidential and can be reported on anonymous basis.

Owning David Jones Shares

From time to time, eligible employees can participate in Company-initiated schemes to own David Jones shares. Owning a share of the Company gives employees the opportunity to receive additional benefits as shareholders such as dividend payments.

Under the Corporations Act and our own governance guidelines, anyone considered to have "inside information" that could potentially affect David Jones' share price must not use that information to deal in shares – either for personal gain or on behalf of others.

This legislation also applies to trading in non-David Jones shares where employees use information obtained from their association with David Jones for personal gain (for example, trading in the shares of a David Jones competitor or supplier based on "inside information").

All employees must comply with the Company's Share Trading Policy www.davidjones.com.au It is your own responsibility to be aware of the Share Trading Policy and the guidelines set out in this Code of Ethics and Conduct.

CODE OF ETHICS AND CONDUCT

Reporting violations of the David Jones *Code of Ethics and Conduct*

As a further reminder, while most of us may take all due care and responsibility in our business dealings, unfortunately there may be instances where individuals or organisations compromise our Code of Ethics and Conduct.

If you see or hear of any activities or behaviour you believe are out of step with the way we do things at David Jones and our Code of Ethics and Conduct, you can call the **Ethics Hotline** on **1800 689 602**.

All reports are investigated promptly and confidentially, without recrimination against the person reporting an incident. If you prefer, your call can remain anonymous.

The policy underlying these procedures ensures that employees are not disadvantaged in any way for reporting violations of the Code or other unethical conduct. In all cases, David Jones will endeavour to deal with the matter promptly and fairly.

DAVID JONES LIMITED ABN 75 000 074 573

AUDIT COMMITTEE CHARTER

The Audit Committee charter is subject to regular review and amended (as necessary) to reflect current best practice in corporate governance and the duties and responsibilities of Audit Committees.

SUMMARY OF REVIEW AND ADOPTION OF CHARTER

	AUDIT COMMITTEE		BOARD
REVIEWED ON	1 DECEMBER 1998	ADOPTED ON	22 DECEMBER 1998
REVIEWED ON	6 MARCH 2001	ADOPTED ON	12 MARCH 2001
REVIEWED	PROGRESSIVELY FOR REGULATORY CHANGES	ADOPTED ON	23 SEPTEMBER 2004

1. OVERALL OBJECTIVES OF AUDIT COMMITTEE

1.1 The Board of Directors (Board) of David Jones Limited (Company) has constituted the Board Audit Committee (Committee), which is to operate in accordance with this Charter and to assist the Board to fulfil its corporate governance and oversight responsibilities.

1.2 The objectives of the Committee are to assist the Board:

(a) safeguard the integrity of financial reporting;

(b) make timely and balanced disclosure; and

(c) recognise and ensure risk is appropriately managed.

1.3 Specifically, the Committee's role is to report to the Board and provide appropriate advice and recommendations on matters relevant to this Charter in order to facilitate decision making by the Board.

1.4 The role of the Committee is not an executive role. Specifically, it is the duty of Management to plan and conduct audits and, in conjunction with the external auditors, to ensure that the Company's financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles, applicable rules and regulations.

2. AUTHORITY

2.1 The Committee is authorised by the Board to investigate any activity within its terms of reference. It is authorised to seek any information it requires from any employee and all employees are directed to co-operate with any requests made by the Committee.

2.2 The Committee may seek any information or obtain any professional advice to fulfil its responsibilities with all associated costs being borne by the Company, provided the Chairman of the Board has first been consulted.

2.3 The Committee shall have unlimited access to both the internal and external auditors and to senior management of the Company.

2.4 All employees shall have the right (and be made aware of the right) to raise matters confidentially with any member of the Committee and shall be protected by the Board against any unfair treatment as a consequence of raising a legitimate matter.

3. MEMBERSHIP

3.1 The Committee will be comprised of no less than three and no more than five members appointed by the Board, all of whom shall be independent Non-Executive Directors of the Company. The Board will formally approve all changes in membership of the Committee and the remuneration of Committee Members.

3.2 Members will be financially literate, or become financially literate within a reasonable period of time after their appointment to the Committee. At least one and preferably two members shall have a comprehensive financial background.

3.3 The Chairman of the Committee will be appointed by the Board and will not be the Chairman of the Board.

4. RESPONSIBILITIES

The responsibilities of the Committee include the following:

4.1 EXTERNAL FINANCIAL REPORTING

4.1.1 Review all financial reports and any correspondence regarding the Company's financial reporting or related matters prior to their public release.

4.1.2 Review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understand their impact on the financial statements.

4.1.3 Monitor and report to the Board the areas of greatest financial risk for the Company and how Management is managing these effectively.

4.1.4 Review the annual and half-year financial statements and the announcement of results to the Australian Stock Exchange (ASX), and recommend acceptance to the Board, with particular reference to:

(a) the nature and impact of any changes to accounting policies and practices;

(b) major judgemental areas;

(c) outstanding contingent liabilities, including existing and potential legal actions against the Company (or its controlled entitles), or the Board;

(d) significant adjustments resulting from the audit;

(e) the nature, presentation and supporting reasons for including additional information in order to give a true and fair view of the financial performance and position of the Company (or consolidated entity); and

(f) compliance with accounting standards, the Corporations Act (2001) (Act), ASX Listing Rules and all other applicable legislative and reporting requirements.

4.1.5 Review all other sections of the annual report before its release and consider whether the information is understandable and consistent with the Committee's knowledge about the Company and its operations.

4.1.6 Ensure a financial reporting system is in place to enable the Chief Executive Officer (CEO) and Finance Director to give a written declaration to the Board (at least annually) in respect of the financial statements in accordance with section 259(A) of the Act, and Recommendations 4.1 and 7.2 of the ASX Corporate Governance Council Principles of Good Governance and Best Practice Recommendations.

4.1.7 Review the declarations given to the Board by the CEO and Finance Director in accordance with 4.1.6 above.

4.1.8 Review significant transactions outside the Company's normal business.

4.1.9 Review the integrity of the Company's written policies and procedures designed to ensure continuous disclosure and accurate financial reporting and make recommendations to the Board thereon.

4.2 EXTERNAL AUDIT

4.2.1 Review and recommend to the Board acceptance of the terms of engagement with the external auditor at the beginning of each year.

4.2.2 Make recommendations to the Board on the remuneration of the external auditor.

4.2.3 Review and recommend to the Board the appointment or removal of an external auditor.

4.2.4 Ensure appropriate policies exist for the provision of all non-audit services by the external auditor or a related party of the external auditor and regularly review the application of those policies (refer Annexure A).

4.2.5 Monitor and evaluate on a regular basis the performance of the external auditor.

4.2.6 Monitor and evaluate on a regular basis the independence of the external auditor and ensure that polices and procedures are in place to notify the Australian Securities and Investment Commission within 7 days of the Company (or its Officers) becoming aware of the existence of a conflict of interest situation (refer Annexure A).

4.2.7 Obtain a written declaration from the external auditors prior to the announcement of the Company's results each half year certifying that they:

(a) have complied with all professional and regulatory requirements relating to auditor independence including those contained in the Act and the Code of Professional Conduct jointly issued by the Institute of Chartered Accountants in Australia and CPA Australia.

(b) will retain all working papers relating to the half year review and annual audit for a period of 7 years after the date of the audit report

4.2.8 Ensure appropriate policies and processes are in place for:

(a) shareholders to submit written questions to the external auditor before the Annual General Meeting (AGM)

(b) making available at the AGM, a list of questions put to the external auditor by shareholders; and

(c) the external auditor to attend the AGM and answer questions

4.3 INTERNAL CONTROL AND RISK MANAGEMENT

4.3.1 Review and recommend to the Board for adoption policies and procedures on risk oversight and management so as to establish an effective and efficient system for:

(a) identifying, assessing, monitoring and managing risk;

(b) ensuring accountability at a senior management level for risk oversight and management; and

(c) ensuring appropriate disclosure.

4.3.2 Review the Company's risk profile ensuring a regular update including an assessment and prioritisation of risks.

4.3.3 Overview the effectiveness of the Company's Risk Management, Internal Compliance and Control Systems Policy (refer Annexure C) with particular emphasis on financial risk management.

4.3.4 Review and report to the Board on the adequacy of the Company's Risk Management, Internal Compliance and Control Systems Policy at least annually.

4.3.5 Monitor and review processes and procedures for ensuring compliance with laws, regulations and other requirements relating to the external reporting by the Company of financial and non-financial information.

4.3.6 Monitor and report to the Board on Management's responsiveness to internal control and other recommendations made by the internal and external auditors.

4.3.7 Monitor and review the Company's exposure to fraud.

4.4 INTERNAL AUDIT

4.4.1 Review and recommend to the Board the appointment of the internal auditors.

4.4.2 Review and recommend to the Board approval of the Internal Audit Charter (refer Annexure B) and any changes to that Charter to reflect current best practice.

4.4.3 Review and recommend to the Board the overall internal audit strategy, detailed annual plans and scope with reference to the Company's risk profile.

4.4.4 Make recommendations to the Board on the remuneration of the internal auditor.

4.4.5 Monitor and evaluate on a regular basis the independence of the internal auditor.

4.4.6 Monitor the progress of the internal audit program and, together with any additional investigative reviews, consider the implications for the internal control environment.

4.4.7 Review and note the process the entity has in place for monitoring and assessing the effectiveness of the internal auditor.

4.4.8 Oversee the liaison of the internal auditor with the external auditor.

4.4.9 Provide the opportunity for Committee members to meet with the internal auditor without Management being present at least once a year.

4.4.10 Ensure that the internal auditor reports directly to the Committee.

4.4.11 Monitor the implementation of agreed action plans by management.

4.5 OTHER RESPONSIBILITIES

4.5.1 Perform other oversight functions as requested by the Board.

4.5.2 Identify and direct any special projects or investigations deemed necessary.

4.5.3 Review policies to avoid conflicts of interest, and review past or proposed transactions between the Company and members of the Board or Management for compliance with such policies.

4.5.4 Review, monitor and recommend for approval by the Board (as appropriate) all related party transactions.

5. MEETINGS

5.1 The Committee will hold at least four meetings per year that correspond with the Company's financial reporting cycle.

5.2 The Committee may call such additional meetings as the Chairman decides are necessary for the Committee to fulfil its duties. In addition, the Chairman is required to call a meeting of the Committee when requested to do so by either a Committee member, the Chief Executive Officer (CEO), the Finance Director, the internal auditors or the external auditors.

5.3 A simple majority of Committee members will constitute a quorum.

5.4 The members will nominate a Secretary to the Committee who shall be responsible, in conjunction with the Chairman, for drawing up the agenda and circulating it, supported by explanatory documentation, to Committee members prior to each meeting. In preparing the agenda, the Chairman and Secretary shall consult with the internal and external auditors where appropriate. The Secretary will also be responsible for keeping and circulating minutes. The minutes of meetings will be approved by the Committee and signed by the Chairman.

5.5 It is expected that the CEO and Finance Director will attend each meeting, in order that the Committee may be made directly aware of the views of the Management. Representatives of the internal and external auditors will also attend meetings at the discretion of the Committee. The Committee may invite such other persons to its meetings, as it deems necessary. All Directors of the Company are entitled to attend Committee meetings.

5.6 The Committee will meet with the external auditors at least once a year without the Executive Directors or Management of the Company being present, or at any other time at the request of a Committee member or the external auditors.

6. BOARD REPORTING

6.1 The Committee Chairman will communicate the findings of the Committee to the Board after each Committee meeting. To the extent practicable, copies of the minutes of each Committee meeting will be included in the papers for the next full Board meeting after each meeting of the Committee.

6.2 Minutes shall be distributed to all Committee members, after the preliminary approval has been given by the Committee Chairman. Minutes, agenda and supporting papers shall be made available to all Directors, providing no conflict of interest exists.

7. AMENDING THE CHARTER

7.1 The Committee shall review its Charter and performance annually, or otherwise as it considers necessary.

7.2 This Charter may be amended at any time by a resolution of the Board.

8. ACCESS TO CHARTER

8.1 The Committee Charter will be available to the Board, management, internal and external auditors, shareholders and other interested parties, as appropriate. A copy of the Charter will be placed on the Company's website.

POLICY FOR AUDITOR INDEPENDENCE AND THE PROVISION OF NON-AUDIT RELATED SERVICES BY THE EXTERNAL AUDITOR

1. INTRODUCTION

1.1 The David Jones Limited (Company) Board Audit Committee (Committee) is responsible for reviewing and recommending to the Board the appointment terms of engagement, remuneration and removal of the external auditor.

1.2 The Committee will also monitor and evaluate on a regular basis the independence of the external auditor.

1.3 The Committee accepts that independence requires a freedom from bias, personal interest, prior commitment to an interest or susceptibility to undue influence or pressure as stated in the Australian Statement of Auditors Practice AUP-32-Audit Independence.

1.4 The Committee also notes that the general audit independence requirements of the Corporations Act 2001 (as amended) (Act) are founded on the concept of a conflict of interest situation, and that such a situation would exist in relation to the Company if:

(a) the auditor, or a professional member of the audit team, is not capable of exercising objective and impartial judgement in relation to the conduct of the audit of the Company; or

(b) a reasonable person, with full knowledge of all relevant facts and circumstances, would conclude that the auditor, or a professional member of the audit team, is not capable of exercising objective and impartial judgement in relation to the conduct of the audit of the Company.

1.5 The Committee and Management are best placed to work with the external auditor in an open manner to ensure independence standards are met, including deciding in the interests of shareholders whether a particular service should be provided by the external auditor or by another service provider.

1.6 The purpose of this policy is to establish guidelines to ensure that the Company complies with applicable laws, accounting standards, the Committee's terms of reference and best practice with regard to the independence of external auditors.

2. FUNDAMENTAL PRINCIPLES OF INDEPENDENCE

2.1 In order for the external auditor to be eligible to undertake any non-audit services assignment, the external auditor must not as a result of the assignment:

(a) create a mutual or conflicting interest with the Company;

(b) audit their own work;

(c) act in a management capacity or as an employee; or

(d) act as an advocate for the Company.

3. COMPLIANCE WITH LEGISLATIVE AND PROFESSIONAL OBLIGATIONS

3.1 The external auditor must remain independent of the Company at all times and comply with the auditor independence requirements of the Act and the Code of Professional Conduct (CPC) jointly issued by the Institute of Chartered Accountants in Australian and CPA Australia.

4. SPECIFICALLY PROHIBITED SERVICES

4.1 No work will be approved, and the external auditor will not provide the following services:

(a) preparation of accounting records and financial statements;

(b) information technology systems design and implementation;

(c) valuation services and other corporate finance activities;

(d) internal audit services;

(e) secondment of senior staff to act in a management capacity; or

(f) any other service that the Board determines is impermissible.

5. APPROVAL PROCESS

5.1 Any individual engagement for non-audit services involving fees exceeding, or estimated to exceed, $50,000 must be reviewed and approved by the Committee before the engagement commences.

5.2 No work will be awarded to the external auditor if the Committee believes such work will give rise to a 'self review threat' (as defined in Professional Statement F.1 of the CPC).

5.3 No work will be awarded if the Committee believes such work would create a conflict or perceived conflict of interest for the auditor or any member of the audit team.

5.4 If, in the view of the Committee, the level of fees for non-audit services being provided by the external auditor is of a magnitude that, in the Committee's opinion could impair, or be perceived to impair the auditor's independence, the Committee may, from time to time impose a restriction (in addition to any other restriction required by this policy) on non-audit work being awarded to the external auditor.

6. MONITORING

6.1 Management shall provide the Committee with quarterly reports of non-audit assignments assumed and fees incurred, together with comparative information for prior years.

6.2 The external auditors may be permitted to provide non-audit services when their detailed knowledge of the Company's activities could permit cost and output efficiencies, provided the Company's stringent independence and relevant regulatory requirements are satisfied.

6.3 In accordance with the Act, the external auditor will provide the Committee with an annual certification of their continued independence, and in particular confirm that they have not carried out any engagements during the year that would impair their professional independence as auditor, as contemplated by the CPC. The external auditors independence declaration shall be disclosed in the Directors' Report.

6.4 In accordance with the Act, a statement will be included in the David Jones' Annual Report disclosing the fees paid to the external auditor for non-audit services undertaken.

6.5 A statement will also be included in the Director's Report as to whether the Committee is satisfied that the provision of non-audit services is compatible with auditor independence.

7. OTHER MATTERS OF INDEPENDENCE

7.1 The Company will require rotation of a person who plays a significant role in the external audit if:

(a) an individual has played a significant role in the audit of the Company for five successive financial years; or

(b) an individual has played a significant role in the audit of the Company for five out of seven financial years.

7.2 When an individual is rotated off the Company's audit, that person will not play a significant role in the Company's audit for three successive financial years from the date of the rotation.

7.3 A person plays a significant role in the audit generally if the person is a lead or review auditor for the audit.

7.4 No former member of the external auditor (including the lead auditor and review auditor) who was a professional member of the Company's audit team can become an officer (Director, Company Secretary or senior manager) of the Company during the three year period following the former members resignation from the external auditor.

7.5 David Jones will require a partner of its external auditor to attend its Annual General Meeting and be available to answer reasonable questions from shareholders about the audit of the Company. David Jones will ensure that shareholders are given a reasonable opportunity at the Annual General Meeting to ask such questions.

8. DEFINITIONS

8.1 AUDIT AND AUDIT RELATED SERVICES

Audit services comprise audit and review engagements undertaken pursuant to the Act and other legislative and regulatory requirements which require review or audit, and sundry assurance opinions.

8.2 PROFESSIONAL MEMBERS OF THE AUDIT TEAM

Professional members of the audit team are:

(a) any registered company auditor who participates in the conduct of the audit;

(b) any other person who participates in the conduct of the audit and, in the course of doing so, exercises professional judgement in relation to the application of, or compliance with, accounting standards or auditing standards or the provisions of the Act dealing with financial reporting and the conduct of audits; and

(c) any other person who is in a position to directly influence the outcome of the audit because of the role they play in the design, planning, management, supervision or oversight of the audit.

8.3 LEAD AUDITOR

A lead auditor is the registered company auditor who is primarily responsible to the audit firm or the audit company for the conduct of the audit.

8.4 REVIEW AUDITOR

A review auditor is the registered company auditor (if any) who is primarily responsible to the individual auditor, the audit firm of the audit company for reviewing the conduct of the audit.

8.5 AUDIT ACTIVITY

An individual auditor, audit firm or audit company engages in audit activity if they:

(a) consent to be appointed as auditor of the Company for a financial year;

(b) act as the auditor of the Company for a financial year; or

(c) prepare a report in relation to the Company that is required by the Act to be prepared by a registered company auditor in relation to a financial year of half-year.

8.6 COMPANY

Company refers to David Jones Limited and its controlled entities.

INTERNAL AUDIT CHARTER

1.1 This Internal Audit Charter forms part of the Board Audit Committee (Committee) Charter of David Jones Limited (Company).

1.2 The function of internal audit within the Company is to provide a high quality, responsive and effective value adding activity by way of:

(a) evaluating the effectiveness of control systems and processes;

(b) focusing internal control systems on specific business risks;

(c) acting as a controls advisor; and

(d) monitoring compliance with policies, standards, laws and regulations.

1.3 The internal auditor will assist the Committee, its Management and the external auditors to meet their various assurance obligations relating to best practice corporate governance and the adequacy of internal controls within the organisation.

1.4 The function of internal audit shall be independent of the activities they audit.

1.5 The internal auditor will be available to undertake special investigative reviews as may be requested by Management or the Committee. These reviews will be in addition to the annual internal audit plan and may include changes to key systems and processes.

1.6 The internal auditor will report directly to the Committee but day to day instruction, guidance and administration is delegated to the Finance Director.

1.7 Together with external audit and Legal and Risk Management, the internal auditor will meet bi-annually to review the corporate business risk summary, which has been developed by Management to provide a common risk platform to drive the Company's assurance activities.

1.8 The CEO is responsible for ensuring the internal auditor has:

(a) the support of all levels of Management;

(b) full, free and unrestricted access to Company functions, records, property and personnel; and

(c) direct access and freedom to report to the Chairman, CEO, the Management Committee and the Committee as appropriate.

1.9 The internal audit program will comprise an annual internal audit plan developed with reference to the three year strategic plan. This plan will include details of the areas to be audited within the next year and the scope, objectives, proposed timing and estimated duration of these audits.

1.10 Reviews by the internal auditor will provide timely, independent and impartial advice as to:

(a) the reliability and integrity of information;

(b) the existence and proper functioning of a sound internal control system including managerial and operating controls, systems and procedures

(c) compliance with policies, plans and procedures as well as laws and regulations;

(d) the safeguarding of assets;

(e) the proper maintenance, development and protection of existing and proposed Information Systems operations; and

(f) fraud prevention strategies.

1.11 Internal audit reports are required to be prepared for all audit examinations. Draft audit reports are to be presented to business unit management for review and comment. Management responses are to be included in the final audit report.

1.12 A quarterly internal audit status report will be submitted to the Committee. This report will:

(a) include a summary of audits undertaken and the major audit findings;

(b) summarise a degree of completion of the annual audit plan;

(c) include any major issues or limitations in scope encountered; and

(d) include explanations for any major deviations from the annual/strategic audit plans.

1.13 In order to achieve a cost effective and efficient total audit service, the internal auditor will liaise with the Company's external auditors. The following minimum requirements will apply:

(a) the internal auditor will provide full co-operation to the external auditors in the conduct of their duties;

(b) plans and programs formulated by the internal auditor will be reviewed with the external auditor prior to submission to the Committee for approval;

(c) the internal auditor will meet regularly with the external auditors to discuss co-ordination of efforts. The internal auditor is to inform the external auditor of all major issues, which could reasonably affect the scope of their external audit work; and

(d) the external auditor will have access to all working papers of the internal auditor. Copies of all internal audit reports are to be issued to the external auditors.

1.14 The monitoring of performance of the internal auditor is to include:

(a) regular feedback to the Committee on the value added by internal audits, and to assist in the monitoring of Management attitudes towards the internal audit function;

(b) rate of implementation of management action plans arising from each audit;

(c) completion of the annual plan within the agreed resource budget; and

(d) customer feedback from ratings.

1.15 An annual evaluation will be undertaken to determine the effectiveness of the internal audit services. In planning, conducting and reporting audits, the internal auditor will adopt best practice and will keep abreast of new developments in auditing as well as matters affecting the Company's activities.

1.16 The internal auditor will establish quality assurance procedures and ensure that established standards and practices are followed, including the Standards for the Professional Practice of internal auditing issued by the Institute of Internal Auditors.

RISK MANAGEMENT AND INTERNAL COMPLIANCE AND CONTROL SYSTEMS POLICY

1.1 David Jones seeks to take and manage risk in ways that will generate and protect shareholder value. For David Jones, the management of risk is a continual process and an integral part of business management and corporate governance. The Company approach to risk management is to define opportunities as well as to avoid loss. David Jones' risk management strategy is aligned with our corporate strategy and Company vision, to ensure that the risk management strategy contributes to David Jones' corporate goals and objectives.

1.2 The David Jones risk management program has been designed to establish a sound system of risk oversight and management and internal controls by having the framework in place to identify, assess, monitor and manage risk. The David Jones risk management methodology has been developed in line with the Australia/New Zealand Risk Management Standard (AS/NZ 4360). The program and methodology seek to promote awareness of risks and intelligent risk taking and management in, and among, all levels of the business.

1.3 The David Jones Board determines the Company's risk appetite, or tolerance for risk, after taking into account the Company's strategic objectives and other factors including shareholder expectations, financial and capital requirements and the Company's financial position, organisational culture and the Company's experience or demonstrated capacity in managing risks.

1.4 The Board is responsible for ensuring material risks facing the Company have been identified and that appropriate and adequate control, monitoring and reporting mechanisms are in place. Management is required to analyse its business risk in the context of Board expectations, specific business objectives and the organisation's risk appetite.

1.5 Management has developed a risk identification, analysis and mitigation process involving an annual review of the Company's risk profile and risk management activities. As part of this review the Company's internal compliance and control system is also reviewed based on a methodology for evaluating effectiveness of internal controls (using the COSO framework and maturity model). The risk profile is analysed in the context of the Company's strategic objectives and operational activities, covering all material risks of a financial and non-financial focus. The process produces a risk report that identifies key business risks and determines responsibility for the risk mitigation activities for each of these risks. The process is designed to ensure internal operating and external risks are identified, assessed, addressed and monitored to minimise risk in the achievement of David Jones' business objectives. The risk report is reviewed at the half-year to monitor and report on the risk profile and progress with proposed activities.

1.6 A material or significant risk covered by the risk review and reporting process is an event which:

(a) if it were to occur, would have significant adverse impact on an initiative, timescale, and/or cost benefit (i.e. something that stops us meeting our objectives/executing successful strategies);

(b) has an associated probability, significance and timing;

(c) may point to the need for current and/or future action – avoidance, mitigation, contingency.

1.7 Risk can relate to both threats to the operation, and the failure to take advantage of opportunities. David Jones takes an enterprise wide view of risk with risks from all activities, strategic and operational, being examined.

1.8 In this regard, the current David Jones risk model includes risk categories covering:

(a) customers

(b) brand portfolio and competition

(c) employees

(d) business operations

(e) compliance

(f) financial

(g) information technology and infrastructure

(h) reputation; and

(i) strategy

1.9 David Jones has a compliance and control environment to manage the significant risks to its operations, which includes the following components:

(a) clearly defined management responsibilities and organisational structure

(b) delegated limits of authority defined by a Delegations Manual

(c) accounting control and reconciliations

(d) strong management reporting systems

(e) disciplined budgeting and rolling three year strategic plan processes

(f) regular internal review and mechanisms including the operation of a Capex Committee, Property Committee, Marketing Forum and Management Committee

(g) personnel requirements for key positions

(h) segregation of duties

(i) physical and logical security over company assets

(j) appropriate policies and procedures that are widely disseminated to, and understood by, employees

(k) internal and external audit functions

(l) comprehensive risk management framework and guidelines

1.10 The annual risk profile is used as a basis for the Company's Internal Audit program, which in turn supports the company's external audit program. Management tracks and reports to the Board on implementation of any high priority matters identified through the Internal and External Audit process, throughout the business, on a regular basis.

1.11 The formal risk report, internal and external audit function and monitoring of audit issues are all subject to the oversight of the Board Audit Committee (as per the Audit Committee Charter) which then reports to the full Board which has responsibility for overall risk management.

DAVID JONES LIMITED ABN 75 000 074 573

CORPORATE GOVERNANCE STATEMENT

EXTRACT FROM THE 2004 CONCISE ANNUAL REPORT
(PAGES 17 TO 30)

TABLE OF CONTENTS

1. INTRODUCTION AND DATE OF STATEMENT

This statement sets out the key corporate governance principles adopted by Directors in governing David Jones Limited (David Jones/the Company) and reflects the corporate governance policies and procedures followed in the financial period ended 31 July 2004 and adopted as at 8 October 2004.

2. DAVID JONES' APPROACH TO CORPORATE GOVERNANCE

2.1 Framework and approach to corporate governance and responsibility

The Board has the responsibility for ensuring David Jones is properly managed so as to protect and enhance shareholders' interests in a manner that is consistent with the Company's responsibility to meet its obligations to all stakeholders.

For this reason, the Board is committed to maintaining the highest standards of corporate governance across the David Jones Group.

The Board believes that corporate governance is about having a set of values and behaviours that underpin the Company's everyday activities – values and behaviours that ensure transparency, fair dealing and protection of the interests of stakeholders. Consistent with this belief, the Board's approach is to consider corporate governance within the broader framework of corporate responsibility and regulatory oversight.

The Board has examined the "Principles of Good Corporate Governance and Best Practice Recommendations" (ASX Best Practice Recommendations) published in March 2003 by the Australian Stock Exchange Limited's Corporate Governance Council and the Commonwealth Government's CLERP 9 amendments to the Corporations Act.

The Board has adopted practices as appropriate to ensure David Jones remains at the forefront in protecting stakeholder interests.

The Board's approach has been guided by the principles and practices that are in stakeholders' best interests whilst ensuring full compliance with legal requirements.

2.2 Compliance with the ASX Best Practice recommendations

The ASX Listing Rules require listed companies to include in their annual report a statement disclosing the extent to which they have followed the 28 ASX Best Practice Recommendations in the reporting period. Listed companies must identify the recommendations that have not been followed and provide reasons for the company's decision.

Copies of David Jones corporate governance practices have been posted to its website as required by the ASX Best Practice Recommendations.

As detailed in this Governance Statement, David Jones considers its governance practices comply with 27 of the ASX Best Practice recommendations. A checklist summarising this is on pages 29 and 30 of this Corporate Governance Statement.

There is one recommendation where David Jones past practices only partially comply.

ASX Best Practice recommendation 9.4 recommends companies seek shareholder approval of equity-based reward schemes for executives. David Jones has five equity-based reward plans all of which were introduced prior to the release of the ASX Best Practice Recommendations. Shareholder approval has been obtained for four plans and accordingly the requirements of ASX Best Practice Recommendation 9.4 in respect of these plans have been met in full.

The four plans which fully comply with ASX Best Practice Recommendation 9.4 are:

- the Employee Share Plan which was established in 1995 and approved by former shareholders prior to the listing of David Jones on the ASX in November 1995
- the Exempt Employee Share Plan, Deferred Employee Share Plan and Executive Option Plan which were approved by shareholders at the 1998 annual general meeting.

In the case of the Long Term Incentive (LTI) Plan which was introduced in 2001, the requirements of ASX Best Practice Recommendation 9.4 have only partially been complied with. Although the LTI Plan has not been explicitly approved by shareholders, at the 2001 and 2003 annual general meetings, shareholder approval was obtained to offer shares under the LTI Plan to David Jones Executive Directors. David Jones has previously made extensive disclosures in relation to the LTI Plan in its notices of meeting and financial statements. Details of the LTI Plan are also disclosed in the Directors' Report on pages 36 and 37 of this concise annual report and in Note 32(b)(vi) on page 37 of the 2004 full financial report. In view of the foregoing circumstances, and as shareholders have not raised any material issues David Jones does not propose to present the LTI Plan for shareholder approval. All proposed grants to Executive Directors will however continue to be put to shareholders for approval.

In this statement, the relevant governance items are linked to each of the 28 ASX Best Practice Recommendations and a table on pages 29 and 30 of this Governance Statement also links this statement to the ASX Best Practice Recommendations.

The Company's Corporate Governance Statement is available at www.davidjones.com.au

3. THE BOARD OF DIRECTORS

3.1 Membership and expertise of the Board

The Board has a broad range of relevant skills, experience and expertise to meet its objectives. The composition of the current Board with details of each Director's qualifications, experience and special responsibilities is set out on pages 14 and 15 of this report.

ASX Best Practice Recommendation 2.5

3.2 Board role and responsibility

The Board is responsible for protecting the rights and interests of shareholders and is accountable to them for the management of David Jones. The Board Charter clearly defines the matters that are reserved for the Board and those that the Board has delegated to management.

In summary, the Board's accountabilities and responsibilities include:

- setting the direction, financial objectives and goals for management
- reviewing and approving the annual budget and strategic plan
- monitoring management and financial performance against these objectives
- reviewing and approving the strategic allocation of capital including major capital projects and property leases
- approving capital management initiatives and major financing facilities
- evaluating the performance and determining the remuneration of the Chief Executive Officer (CEO), senior managers and the Board (within shareholder approved limit)
- ensuring the appropriate risk management systems, internal controls, reporting systems and compliance frameworks are in place and operating effectively
- ensuring there are plans and procedures for recruitment, training, remuneration and succession planning for senior managers
- defining Board competencies, evaluating Board performance and planning Board succession
- considering and approving David Jones interim and full year financial statements
- selection and appointment of the CEO
- ensuring there are appropriate standards of corporate governance and ethical behaviour

Responsibility for the day to day management and administration of David Jones is delegated by the Board to the CEO, assisted by the Management Committee.

The CEO manages David Jones in accordance with the strategy, plans and delegations approved by the Board.

The Board Charter is available in the corporate governance section of the David Jones' website.

ASX Best Practice Recommendation 1.1

3.3 Board size and composition

The Board determines its size and composition, subject to the limits imposed by David Jones Constitution, using the following principles:

- the Board is to be comprised of both executive and non-executive directors, with a majority of non-executive directors who satisfy the criteria for independence;
- the directors shall be from different backgrounds with complementary skills and experience;
- the Chairman must be an independent non-executive director;
- the same individual must not exercise the roles of Chairman or Deputy Chairman and CEO; and
- all directors shall bring independent judgement to bear in decision-making.

David Jones Board currently comprises six independent Non-Executive Directors and two Executive Directors being the CEO and Finance Director.

3.4 The selection and role of the Chairman

The Chairman is selected by the Board from the Non-Executive Directors.

The Chairman's role includes:

- providing leadership to the Board and to David Jones
- ensuring efficient organisation and conduct of the Board
- monitoring Board performance annually
- guiding the agenda and conduct of Board meetings
- promoting consultative and respectful relations between Directors, and between the Board and management
- chairing shareholder meetings

The current Chairman, Robert Savage, is an independent Non-Executive Director appointed by the Board. He has been a Director of David Jones since October 1999 and Chairman since July 2003. The Chairman is a member of the Board Remuneration and Nominations Committee.

The current Deputy Chairman, John Coates, is an independent Non-Executive Director appointed by the Board. He has been a Director of David Jones since October 1995 and Deputy Chairman since October 2003. The Deputy Chairman is a member of the Board Audit Committee.

ASX Best Practice Recommendations 2.2, 2.3

3.5 Directors' independence

It is the Board's view that each of its Non-Executive Directors is independent.

The Board has adopted specific principles in relation to Non-Executive Directors' independence. A Non-Executive Director is considered to be independent when not a member of management and:

- is not a substantial shareholder of David Jones or an officer of, or otherwise associated directly with, a substantial shareholder of the Company;
- within the last three years has not been employed in an executive capacity by David Jones or another Group member, or been a Director after ceasing to hold any such employment;
- within the last three years has not been a principal of a material professional adviser or material consultant to David Jones (or another Group member), or a director, officer, employee or consultant materially associated with the service provided by a material professional adviser or material consultant to the Company
- is not a material supplier or customer of David Jones or other Group member, or an officer of or otherwise associated directly or indirectly with a material supplier or customers;
- has no material contractual relationship with David Jones or another Group member other than as a Director of the company
- has not served on the Board for a period which could, or could reasonably be perceived to, materially interfere with the Director's ability to act in the best interests of David Jones; and
- is free from any interest and any business or other relationship, which could, or could reasonably be perceived to, materially interfere with the Director's ability to act in the best interests of the Company.

Materiality for these purposes is assessed on a case by case basis having regard to both David Jones and the relevant Director's circumstances.

ASX Best Practice Recommendations 2.1, 2.5

3.6 Avoidance of conflicts of interest by a Director

In accordance with the Corporations Act 2001, any Director with a material personal interest in a matter being considered by the Board must not be present when the matter is being considered and may not vote on the matter. Directors must keep the Board advised, on an ongoing basis, of any interest that could potentially conflict with those of David Jones. The Board has developed procedures to assist Directors to disclose potential conflicts of interest. Where a significant conflict exists, the Director concerned declares their interests in those dealings to the David Jones Board and takes no part in decisions or discussions relating to them.

3.7 Meetings of the Board and their conduct

The full Board currently holds not less than eight scheduled meetings per year, plus strategy and other additional meetings as necessary to address any specific significant matters that may arise. The agenda for scheduled Board meetings incorporates standing items including the CEO's report, financial reports, Board Committee reports, strategic matters, governance and compliance. Executives are regularly involved in Board discussions and Directors have other opportunities, including visits to stores and business functions, for contact with a wider group of employees.

A meeting of Non-Executive Directors is also held on the same date as each scheduled Board meeting to discuss the operation of the Board and a range of other matters.

The number of Board meetings, Non-Executive Directors' meetings and Board Committee meetings held during the year is set out in the Directors' Report on page 31 of this report.

3.8 Succession Planning

The Board plans succession of its own members in conjunction with the Remuneration and Nominations Committee, taking into account the skills, experience and expertise required and currently represented, and David Jones' future direction. The Board is also responsible for succession planning for the CEO, and for ensuring succession plans are in place for the Finance Director and other senior managers.

3.9 Review of Board performance

The Board has in place a process to review its performance annually. In line with the Company's continuous improvement focus, the performance evaluation process of the Board has been benchmarked against the evaluation practices of Boards in other ASX listed companies. As a result, the core elements of the evaluation process have been further enhanced and are summarised below:

— the performance evaluation of the Board and Chairman is comprised of structured interviews, written surveys and from time to time involves assistance of an independent adviser

— a self assessment process is undertaken by all Directors for review by the Chairman, and an assessment of the Chairman is completed by the Deputy Chairman and other Directors. The review incorporates the performance of the Board as a whole relative to the Board Charter and each Board Committee under it's respective charter

— integral to the process is feedback from key stakeholders and senior management which is obtained through an interview process

— the Chairman conveys the results of the performance evaluation process to each Director and the Board and these results form the basis of an action plan designed to address performance improvement opportunities

A Board evaluation process was last formally undertaken in July 2004.

ASX Best Practice Recommendation 8.1

3.10 Nomination and appointment of new Directors

Recommendations for nominations of new Directors are made by the Board Remuneration and Nominations Committee and considered by the Board as a whole.

The agreed process for the appointment of Non-Executive Directors to the Board is reviewed at the time the need for a new Director is identified or an existing Director is required to stand for re-election. The Committee reviews the range of skills, experience and expertise on the Board, identifies its needs and prepares a short-list of candidates with appropriate skills and experience. For the purpose of objectivity, the selection process is supported throughout by independent consultants.

The Committee reviews and makes recommendations for Board approval in respect of the appointment, contract terms, and termination of the CEO.

It also provides the Board with the opportunity to review the appointment or termination of any executive reporting to the CEO, and the Company Secretary, prior to implementation.

ASX Best Practice Recommendation 2.5

3.11 Retirement and selection of Directors

The Constitution of David Jones specifies that all Directors (with the exception of the CEO) must retire from office no later than the third annual general meeting following their last election. Where eligible, a Director may stand for re-election.

3.12 Board access to information and advice

All Directors have unrestricted access to Company records and information and receive regular detailed financial and operational reports from management to enable them to carry out their duties.

The Board has adopted a formal policy whereby the Directors may, subject to the Chairman's consent which may not be unreasonably withheld or delayed, individually or collectively obtain independent professional advice, at the expense of David Jones in the furtherance of their duties as Directors of the Company.

ASX Best Practice Recommendation 2.5

4. BOARD COMMITTEES

4.1 Board committees and membership

To assist in the execution of responsibilities, the Board has in place two Board committees comprising a Remuneration and Nominations Committee and an Audit Committee.

In general, the review of financial reporting, financial risk management, audit and compliance matters has been delegated to the Board Audit Committee.

Personnel and remuneration matters have been delegated to the Board Remuneration and Nominations Committee for review.

The members of the Board Audit Committee are:
John Harvey (Chairman)
John Coates
Paula Dwyer

The members of the Board Remuneration and Nominations Committee are:

Reginald Clairs (Chairman)
Katie Lahey
Robert Savage

Other committees may be established from time to time to consider matters of special importance.

ASX Best Practice Recommendations 4.2, 9.2

4.2 Committee charters

The roles and responsibilities of each Committee are set out in the Committee charters. Copies of the Committee charters are available in the corporate governance section of the David Jones website.

Each Committee is entitled to the resources and information it requires, including direct access to employees and advisers. The CEO, senior executives and other employees are invited to attend Committee meetings. All Directors receive copies of all Committee papers and meeting minutes, and can attend all Committee meetings.

Committee members are chosen for the skills, experience and other qualities they bring to the Committees.

As soon as possible following each Committee meeting, the Board is given a verbal report by the Committee Chairman.

All matters determined by Committees are submitted to the full Board as recommendations for Board decision. Minutes of Committee meetings are tabled at a subsequent Board meeting.

The performance of Committees is discussed and reviewed initially within each Committee and then reviewed as part of the Board's performance review. The performance of each member of the Committees is evaluated as part of the performance review of each Director.

ASX Best Practice Recommendations 4.4, 4.5, 8.1, 9.2, 9.5

4.3 Remuneration and Nominations Committee

The role of the Board Remuneration and Nominations Committee is documented in a charter that has been approved by the Board and is reviewed on an annual basis.

The objectives of the Committee are to assist the Board in ensuring David Jones has:

- a Board of effective composition, size and commitment to adequately discharge its responsibilities and duties
- remuneration policies and practices that are aligned with David Jones strategy and objectives
- fair and responsible remuneration of Directors and executives, having regard to the performance of David Jones, the performance of the executives and the general remuneration environment.

The Committee's responsibilities in connection with remuneration include:

- the review and recommendation for shareholder approval of Non-Executive Director remuneration
- the review and recommendation to the Board of the remuneration of the CEO and Finance Director, and the terms of their employment contracts

- approval, on the recommendation of the CEO, of the remuneration of the members of the Management Committee, including the terms of their employment contracts
- the review and recommendation to the Board on the nature and composition of short term and long term incentive plans
- the review and recommendation to the Board of any annual payments to be made under any incentive plans

The Committee's responsibilities in connection with nominations include to:

- conduct searches for new Board members and recommend preferred candidates to the Board, including the CEO and Finance Director
- recommend required Board competencies and the number and profiles of Directors
- assess from time to time the extent to which the required competencies are represented on the Board
- ensure that succession plans are in place to maintain the required competencies, and the number and profiles of the Board members
- assist the Chairman as required to evaluate the performance of the Board, its Committees, and individual members, including the performance of the CEO
- ratify appointments to David Jones Management Committee; and
- review and assess succession plans for executive positions reporting to the CEO

Further details around the Remuneration and Nominations Committee's responsibilities as they relate to remuneration are detailed on page 33 of the Directors' Report.

ASX Best Practice Recommendations 2.4, 2.5, 9.2, 9.5

4.4 Audit Committee

The objectives of the Board Audit Committee are to assist the Board to:

- safeguard the integrity of financial reporting
- make timely and balanced disclosure; and
- recognise and manage financial risk

As previously identified, the Audit Committee comprises three independent Non-Executive Directors. The Committee has appropriate financial expertise and all members have a sound knowledge of the industry in which David Jones operates. The Committee Chairman is a chartered accountant and was formerly a registered company auditor, but not of David Jones.

The external auditors, internal auditor, Chairman of the Board, CEO, Finance Director and other senior executives attend all Audit Committee meetings at the invitation of the Committee.

This Committee has specific responsibility for:

(a) External financial reporting

The Committee reviews and recommends all aspects of external financial reporting including:

- accounting policies and principles and any changes to them
- significant estimates and adjustments in the financial reports
- compliance with related party disclosures
- discussion of half year and full year financial reports with management, auditors and other advisers as appropriate, and their adoption by the Board
- policies and procedures for the adoption of the Australian equivalent of International Financial Reporting Standards; and
- the integrity of David Jones' written policies and procedures designed to ensure continuous disclosure and accurate financial reporting

(b) Related party transactions

The Committee reviews, monitors and recommends for approval by the Board all related party transactions.

(c) Internal control and risk management

The Committee reviews and recommends to the Board for adoption, policies and procedures on risk oversight and management so as to establish an effective and efficient system to identify, assess, monitor and manage risk, ensure accountability at a senior management level for risk oversight and management, and ensure appropriate disclosure. The Committee also reviews David Jones risk profile, including a regular assessment and prioritisation of risks and will overview the effectiveness of David Jones' risk management and internal compliance and control systems.

(d) External audit

The Committee is responsible for making recommendations to the Board concerning the appointment of David Jones external auditor including remuneration and other terms of the auditor's engagement.

The Committee reviews the performance of the external auditor and each half-year will review the independence of the external auditor including compliance with its policy covering the provision of non audit services.

The external auditor meets directly with this Committee and the Board. The Committee has the opportunity to meet with the external auditor without management being present and Committee members are free to contact the external auditor at any time.

(e) Internal audit

The Committee is responsible for making recommendation to the Board concerning the appointment of David Jones internal auditor including remuneration and other terms of the auditor's engagement.

The Committee reviews the performance of the internal auditor.

Each year, the Committee reviews the internal audit plan and recommends it to the Board for approval.

The Committee also monitors and reports to the Board on Management's responsiveness to internal audit findings and recommendations.

The internal auditor reports directly to the Committee and members have the opportunity to meet with the internal auditor without the presence of other management.

ASX Practice Recommendations 4.2, 4.3, 4.4, 4.5

5. EXTERNAL AUDITOR INDEPENDENCE

5.1 Approach to auditor independence

David Jones' Board Audit Committee has adopted a policy for external auditor independence and the provision of non audit related services to ensure best practice in financial and audit governance is maintained. The policy has been endorsed by the Board.

The fundamental principle of auditor independence reflected in the policy is that in order for the external auditor to be independent, a conflict of interest situation must not exist between David Jones and the auditor. A conflict of interest situation would exist if the external auditor or a professional member of the audit team is not capable of exercising objective and impartial judgement in relation to the conduct of the audit of David Jones.

For the external auditor to be eligible to undertake any non audit related services, the external auditor must not as a result of the assignments:

- create a mutual or conflicting interest with that of David Jones
- audit their own work
- act in a management capacity or as an employee; or
- act as an advocate for David Jones

5.2 Certification of independence

Each half-year the external auditor, provides the Committee and Board with an independence declaration certifying its continued independence, and in particular confirming that it has not carried out any engagements during the year the would impair its professional independence as the auditor, as contemplated by the Code of Professional Conduct jointly issued by the Institute of Chartered Accountants in Australia and CPA Australia, and the Corporations Act (as amended by CLERP 9).

The external auditor is also required to confirm it will retain all working papers for the audit (or review) for a period of 7 years after the date of the audit report.

5.3 Other monitoring of independence

The Board Audit Committee will review and approve or decline, as considered appropriate, before the engagement commences, any individual engagement for non audit related services involving fees exceeding or estimated to exceed A$50,000.

No work will be awarded to the external auditor if the Committee believes such work would be in contravention of the Corporations Act (as amended by CLERP 9), give rise to a 'self review threat' (as defined in Professional Statement F1) or would create a conflict, or perceived conflict of interest, for the external auditor or any member of the audit team.

Further, if, in the view of the Committee, the level of fees for non audit related services being provided by the external auditors is of a magnitude that could impair, or be perceived to impair, the auditor's independence, the Committee may, from time to time, impose a restriction on non audit work being awarded to the external auditor.

The Committee receives half yearly reports on audit related services undertaken and fees incurred, together with comparative information for prior years, to assist in the monitoring of the provision of such services.

David Jones requires rotation of a person who plays a significant role in the external audit of the Group for 5 successive financial years or for 5 out of 7 successive financial years, with suitable succession planning to ensure consistency. A person who is rotated off the audit cannot play a significant role in the audit for at least 3 successive financial years.

A former member or director of the external auditor who was directly involved in an audit of David Jones (or its controlled entities) cannot be appointed an officer (Director, Company Secretary or senior manager) of David Jones during the 3 year period following the former member or directors resignation from the external audit firm.

David Jones independent external auditor, Ernst & Young were appointed by shareholders at the 2003 annual general meeting.

An analysis of the fees paid to the external auditors, including a breakdown of fees for non audit services, is provided in Note 10 on page 57 of this report.

The Audit Committee and Board are satisfied the provision of non audit services in 2004 is compatible with external auditor independence as required by the Corporations Act (as amended by CLERP 9).

5.4 Prohibited non audit services by the external auditor

No work will be approved, and the external auditor will not provide services, involving:

- preparation of accounting records and financial statements
- information technology systems design and implementation
- valuation services and other corporate finance activities
- internal audit services
- secondment of senior staff to act in a management capacity

5.5 Attendance at the Annual General Meeting

David Jones requires a partner of its external auditor to attend its Annual General Meeting and be available to answer questions from shareholders about the audit. David Jones ensures that shareholders are given a reasonable opportunity at the annual general meeting to ask such questions.

ASX Best Practice Recommendation 6.2

6. CONTROLLING AND MANAGING RISK

6.1 Approach to risk management

David Jones' approach to risk management has been to establish an effective control environment to manage 'significant risk' to its business.

The David Jones risk management framework has been developed in line with the Australia/New Zealand Risk Management Standard (AS/NZ 4360).

A significant risk is defined as the chance that an action, inaction or natural event will hinder or prevent the achievement of key business objectives. Risk can relate to both threats to the operation, and the failure to take advantage of opportunities.

David Jones takes an enterprise wide view of risk with risks from all activities, strategic and operational, being examined. In this regard, the current David Jones risk model includes risk categories covering:

- customers
- brand portfolio and competition
- people
- business operations
- compliance
- financial
- information technology and infrastructure
- reputation; and
- strategy

David Jones has developed an effective control environment to manage the significant risks to its operations, comprising the following components:

- clearly defined management responsibilities and organisational structure
- delegated limits of authority defined by a Delegations Manual
- accounting control and reconciliations
- strong management reporting systems
- disciplined budgeting and rolling three year strategic plan processes
- regular internal review mechanisms including the operation of a Capex Committee, Property Committee, Marketing Forum and Management Committee
- personnel requirements for key positions
- segregation of duties
- physical and logical security over company assets
- appropriate policies and procedures that are widely disseminated to, and understood by, employees
- internal and external audit functions
- comprehensive risk management framework and guidelines

The risk categories identified above are interlinked and the control environment is integrated to manage those risks.

ASX Best Practice Recommendations 7.1 and 7.3

6.2 Risk Management roles and responsibilities

The David Jones Board determines the Company's risk appetite. The Board is responsible for ensuring material risks facing the Company have been identified and that appropriate and adequate control, monitoring and reporting mechanisms are in place. David Jones management has developed a risk identification, analysis and mitigation process. The process produces a risk report that identifies key business risks and determines responsibility for the risk mitigation activities for each of these risks. The process is designed to ensure internal operating and external risks are identified, assessed, addressed and monitored to minimise risk in the achievement of David Jones' business objectives.

The risk report is updated annually, and reviewed half yearly by the Board and Audit Committee. This risk profile is used by the internal auditors to allocate assurance resources to those business risks which are key to the operation of David Jones. External audit also makes use of this profile.

A copy of David Jones risk management policy and internal compliance and control systems is available in the corporate governance section of David Jones website.

6.3 Executive assurance

The CEO and the Finance Director have provided the following assurance to the David Jones Board in connection with the financial statements of David Jones for the financial period ended 31 July 2004:

(a) David Jones financial statements and accompanying notes present a true and fair view, in all material respects, of David Jones' financial condition and operating results, and are in accordance with relevant accounting standards

(b) the statement referred to in paragraph 6.3(a) above is founded on a system of risk management, internal compliance and control, which implements the policies adopted by David Jones Board

(c) David Jones risk management and internal compliance and control systems are operating efficiently and effectively in all material respects; and

(d) the financial records of David Jones for the financial period ended 31 July 2004 have been properly maintained in accordance with Section 286 of the Corporations Act

ASX Best Practice Recommendations 4.1, 7.2 and 7.3

7. REMUNERATION POLICES AND PROCEDURES

7.1 Overview

David Jones has established processes to ensure that the level and composition of remuneration are sufficient, reasonable and explicitly linked to performance. These processes are described below and on pages 33 to 44 of this report.

Non-Executive Directors

The Remuneration and Nominations Committee is responsible for recommending to the Board fees applicable to Non-Executive Directors.

In accordance with a resolution of shareholders at the 1999 annual general meeting, the maximum aggregate amount permitted to be paid to Non-Executive Directors under the David Jones' constitution is $700,000 per annum (excluding mandatory superannuation contributions).

With effect from 14 October 2003, new Directors are not entitled to the Non-Executive Directors' retirement allowance. For existing Directors, the maximum retirement allowance payable under the plan is capped at the multiple applicable for 9 years' service, being 3.286 times average annual Directors' fees over the three years prior to the date of ceasing to be a Non-Executive Director.

Non-Executive Directors may also be reimbursed for their expenses properly incurred as a Director, or in the course of their duties. Non-Executive Directors are also encouraged to own David Jones shares and may participate in the Deferred Employee Share Plan if they elect to sacrifice Directors' fees and have shares purchased under the Plan at market value. The Non-Executive Directors do not participate in any other David Jones' employee share plans nor its short or long term incentive schemes.

Executive Directors and Senior Managers

The Remuneration and Nominations Committee is responsible for recommending to the Board remuneration policies, fees, salaries, short and long term incentives applicable to Executive Directors and senior managers of the Company.

David Jones remuneration policies are designed to drive a performance culture and to ensure that the way in which employees are recognised and rewarded through remuneration, is in the best interests of the shareholders, the Company and the individual.

The remuneration policy achieves this in the following ways:

- applying a "pay for performance" philosophy which ensures executive remuneration is linked to both individual performance and Company performance;
- providing remuneration that is market competitive to ensure David Jones has the ability to retain and motivate strong performing employees and attract high calibre prospective employees; and
- by undertaking an annual evaluation process on the performance of all executives, the results of which, contribute to the determination of any salary adjustment an individual executive may receive.

The Remuneration and Nominations Committee's responsibilities in relation to remuneration are detailed on page 33 of this report.

7.2 Short Term Incentive Scheme

Under David Jones Short Term Incentive Scheme, the Executive Directors and senior managers can earn a cash based payment which represents a pre-determined percentage of their employment cost, (which is comprised of base salary and superannuation contributions). Payments under this scheme are dependent on the achievement of specific financial objectives relating to sales, gross profit, costs, inventory management and profit after tax (as applicable to the relevant position) with a key component also based on the assessment of personal performance. The Board intends that similar conditions will be imposed in future financial years. Further details of the Short Term Incentive Scheme are provided on page 35 of this report.

ASX Best Practice Recommendations 9.1 to 9.5

7.3 Long Term Incentive Plan

David Jones Long Term Incentive Plan was introduced in 2001. Executive Directors, executives and other senior managers are eligible to participate in this Plan.

Under this Plan, eligible participants may be granted the right to receive a certain number of ordinary shares in David Jones, which may vest, and be convertible into shares, conditional on the achievement of performance measures covering a three year consecutive period and continual employment beyond this time.

The Board has determined that two performance measures, which operate independently of each other, will be used to determine the entitlement of participants to receive shares under this Plan. The performance measures are:

- an external total shareholder return (TSR) measure; and
- an internal return on funds employed (ROFE) measure

Depending on David Jones' performance against these measures, a number of shares may vest in favour of participants, at which time the participants will become beneficially entitled to, and enjoy the rights attaching to the shares, subject to the terms and conditions of the Plan.

If the performance conditions are not met within the performance period, the conditional entitlement to some or all of the offered shares will lapse. Further details relating to the Long Term Incentive Plan are provided on pages 36 to 38 of this report.

7.4 Other equity schemes in David Jones

Other equity schemes in David Jones are the:

- Employee Share Plan
- Employee Share Purchase Plan
- Exempt Employee share Plan
- Deferred Employee Share Plan
- Executive Option Plan

The relevant details of each scheme are contained in the Directors' Report on pages 39 and 40 and in Note 32 on pages 34 to 37 of the 2004 full financial report.

8. CORPORATE CONDUCT AND RESPONSIBILITY

8.1 Approach to corporate conduct

To continue its tradition of excellence, David Jones must uphold the honest and transparent business practices that customers, shareholders, suppliers and the community have come to expect. With this in mind, David Jones aims to maintain a high standard of ethical business behaviour at all times and expects its Directors, senior management, employees and contractors to treat others with fairness, honesty and respect.

David Jones has a Code of Ethics and Conduct, which has been provided to employees and is available in the corporate governance section of the David Jones website.

ASX Best Practice Recommendations 3.1 and 10.1

8.2 The David Jones Code of Ethics and Conduct

David Jones' Code of Ethics and Conduct applies to all Directors, executives, management, all other employees and contractors. The Code has been fully endorsed by the Board and is provided to all Directors and employees as part of their formal orientation process. The Code governs workplace and human resource practices, risk management and legal compliance, and is aligned to the David Jones' core values of teamwork, integrity and performance. The Code is reviewed periodically and has been amended to reflect the ASX best practice recommendations.

In summary, the Code reflects the requirement to:

- uphold the reputation of David Jones with all stakeholders in terms of quality, service, legal compliance and ethical conduct
- respect property and the ownership of that property
- maintain confidentiality and privacy of information, equal opportunity for all employees, and a safe and healthy environment for customers and employees alike
- treat all employees in a fair and professional manner
- avoid (and disclose) situations or transactions which, or might be seen to, conflict with the interests of David Jones, including gifts and benefits from suppliers
- comply with the David Jones policy on trading in shares
- report and investigate instances of unethical behaviour

Other responsibility policies and codes that operate in David Jones include:

- external communications and continuous disclosure policy
- risk management guidelines
- delegations manual
- treasury policy
- capital expenditure policy
- trading in company securities
- occupational health and safety, equal opportunity and other human resources policies.

ASX Best Practice Recommendations 3.1, 3.2, 3.3, 10.1

8.3 Compliance with the Code of Ethics and Conduct

David Jones is committed to promoting and maintaining a culture of honest, ethical and law abiding behaviour. To fulfil this commitment, David Jones needs to ensure that:

- violations of these standards, requirements and expectations are detected and reported, and
- appropriate action is taken in response to any such violations

David Jones encourages Directors, senior managers and other employees to report promptly in good faith, any violations or suspected violations of this Code. All employees have access to a confidential ethics hotline, which they are encouraged to use and may do so on an anonymous basis. All reports are investigated promptly, confidentially and fairly.

The policy underlying these procedures ensures that employees are not disadvantaged in any way for reporting violations of the Code or other unethical conduct.

ASX Best Practice Recommendations 3.1, 10.1

8.4 Share trading policy

Consistent with the legal prohibitions on insider trading, all Directors, members of senior management, consultants and other employees are prohibited from dealing in David Jones' shares, options or other securities while in possession of information about David Jones that is not generally available and is price sensitive. David Jones price-sensitive information is information that a reasonable person would expect to have a material effect on the price or value of David Jones' securities. Directors and senior managers may acquire shares in David Jones, but are prohibited from dealing in David Jones shares or exercising options:

- in the two months preceding the lodgement of the Company's half-year and annual results with the ASX;
- whilst in possession of price-sensitive information; and
- trading for short-term gain.

Directors, officers, consultants, members of senior management and other employees are also prohibited from dealing in the securities of outside companies about which they may gain price sensitive information by virtue of their position with David Jones.

Directors must advise the Chairman and senior management the Company Secretary, of a proposed dealing in the Company's shares, options or other securities prior to any transaction, and confirm they are not in possession of any unpublished price sensitive information. The ASX is notified of any transactions conducted by Directors.

David Jones' share trading policy is available in the Corporate Governance section of its website.

ASX Best Practice Recommendations 3.2, 3.3

8.5 Continuous disclosure and shareholder communication

David Jones is committed to:

- ensuring shareholders and the investment market are provided with full and timely information about its activities
- ensuring that all stakeholders have equal opportunity to receive externally available information issued by David Jones; and
- complying with the continuous disclosure obligations contained in applicable ASX Listing Rules and the Corporations Act 2001

David Jones' Continuous Disclosure Policy sets out David Jones commitment to comply with its continuous disclosure obligations.

A copy of the Continuous Disclosure Policy has been placed on David Jones' website.

Under this policy, the Board will, as soon as it becomes aware of information concerning David Jones that would be likely to have a material effect on the price or value of David Jones' securities, ensure that the information is released to the Company Announcements office of the ASX. The Board has appointed a committee comprising the CEO, Finance Director and the General Manager – Investor Relations to continually monitor compliance and to ensure appropriate communications with the ASX through the office of the Company Secretary, in consultation with the Board and General Counsel, where appropriate.

The Board aims to keep shareholders informed of all major developments affecting David Jones' activities and its state of affairs through distribution of the concise annual report. The Board encourages full participation of shareholders at the Annual General Meeting to ensure a high level of accountability and identification with David Jones' strategy and goals. The Company's senior management and auditors attend the Annual General Meeting to answer questions of shareholders as required.

All recent David Jones announcements, media briefings, details of David Jones meetings, press releases and annual reports for the last five years and information on all corporate governance practices are placed on the David Jones' website at www.davidjones.com.au.

ASX Best Practice Recommendations 5.1, 5.2, 6.1

9. ASX CORPORATE GOVERNANCE COUNCIL BEST PRACTICE RECOMMENDATIONS

ASX PRINCIPLE		REFERENCE[1]	ADOPTED AND COMPLIANCE
Principle 1	**Lay solid foundations for management and oversight**		
1.1	Formalise and disclose the functions reserved to the board and those delegated to management.	3	Adopted
Principle 2	**Structure the board to add value**		
2.1	A majority of the board should be independent directors.	3.5	Comply
2.2	The chairperson should be an independent director.	3.3, 3.4	Comply
2.3	The roles of chairperson and chief executive officer should not be exercised by the same individual.	3.3	Comply
2.4	The board should establish a nomination committee.	4.3	Comply
2.5	Provide the information indicated in *Guide to reporting on Principle 2.*	3.1, 3.5, 3.10, 3.12	Comply
Principle 3	**Promote ethical and responsible decision-making**		
3.1	Establish a code of conduct to guide the directors, the chief executive officer (or equivalent), the chief financial officer (or equivalent) and any other key executives as to:		
	3.1.1 the practices necessary to maintain confidence in the company's integrity	8	Comply
	3.1.2 the responsibility and accountability of individuals for reporting and investigating reports of unethical practices	8	Comply
3.2	Disclose the policy concerning trading in company securities by directors, officers and employees.	8.4	Comply
3.3	Provide the information indicated in *Guide to reporting on Principle 3.*	8	Comply
Principle 4	**Safeguard integrity in financial reporting**		
4.1	Require the chief executive officer (or equivalent) and the chief financial officer (or equivalent) to state in writing to the board that the company's financial reports present a true and fair view, in all material respects, of the company's financial condition and operational results and are in accordance with relevant accounting standards.	6.3	Comply
4.2	The board should establish an audit committee.	4.4	Comply
4.3	Structure the audit committee so that it consists of:	4.4	Comply
	• only non-executive directors		
	• a majority of independent directors		
	• an independent chairperson, who is not chairperson of the board		
	• at least three members		
4.4	The audit committee should have a formal charter	4.2	Comply
4.5	Provide the information indicated in *Guide to reporting on Principle 4.*	Directors' Report	Comply
Principle 5	**Make timely and balanced disclosure**		
5.1	Establish written policies and procedures designed to ensure compliance with ASX Listing Rule disclosure requirements and to ensure accountability at a senior management level for that compliance.	8.5	Comply
5.2	Provide the information indicated in *Guide to reporting on Principle 5.*	8.5	Comply

9. ASX CORPORATE GOVERNANCE COUNCIL BEST PRACTICE RECOMMENDATIONS – continued

ASX PRINCIPLE		REFERENCE[1]	ADOPTED AND COMPLIANCE
Principle 6	**Respect the rights of shareholders**		
6.1	Design and disclose a communications strategy to promote effective communication with shareholders and encourage effective participation at general meetings.	8.5	Comply
6.2	Request the external auditor to attend the annual general meeting and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the auditor's report.	5.5	Comply
Principle 7	**Recognise and manage risk**		
7.1	The board or appropriate board committee should establish policies on risk oversight and management.	6.1	Comply
7.2	The chief executive officer (or equivalent) and the chief financial officer (or equivalent) should state to the board in writing that:	6.3	Comply
	7.2.1 The statement given in accordance with best practice recommendation 4.1 (the integrity of financial statements) is founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the board.	6.3	Comply
	7.2.2 The company's risk management and internal compliance and control system is operating efficiently and effectively in all material respects.	6.3	Comply
7.3	Provide the information indicated in *Guide to reporting on Principle 7.*	6.1	Comply
Principle 8	**Encourage enhanced performance**		
8.1	Disclose the process for performance evaluation of the board, its committees and individual directors, and key executives.	3.9 and Directors' Report	Comply
Principle 9	**Remunerate fairly and responsibly**		
9.1	Provide disclosure in relation to the company's remuneration polices to enable investors to understand (i) the costs and benefits of those policies and (ii) the link between remuneration paid to directors and key executives and corporate performance.	7 and Directors' Report	Comply
9.2	The board should establish a remuneration committee.	4.3	Comply
9.3	Clearly distinguish the structure of non-executive directors' remuneration from that of executives.	7 and Directors' Report	Comply
9.4	Ensure that payment of equity-based executive remuneration is made in accordance with thresholds set in plans approved by shareholders.	1, 2.2 and Directors' Report	Partially comply
9.5	Provide the information indicated in *Guide to reporting on Principle 9.*	4.3 and Directors' Report	Comply
Principle 10	**Recognise the legitimate interests of stakeholders**		
10.1	Establish and disclose a code of conduct to guide compliance with legal and other obligations.	8.2	Comply

[1] Reference refers to the relevant sections of this Corporate Governance Statement or to the Directors' Report.